

2022 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-15319

DIVERSIFIED HEALTHCARE TRUST
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**04-3445278**
(State of Organization)	(I.R.S. Employer Identification No.)

Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634
(Address of Principal Executive Offices) (Zip Code)

617-796-8350
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Shares of Beneficial Interest	DHC	The Nasdaq Stock Market LLC
5.625% Senior Notes due 2042	DHCNI	The Nasdaq Stock Market LLC
6.25% Senior Notes due 2046	DHCNL	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-Accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting common shares of beneficial interest, $.01 par value, or common shares, of the registrant held by non-affiliates was approximately $429.4 million based on the $1.82 closing price per common share on The Nasdaq Stock Market LLC on June 30, 2022. For purposes of this calculation, an aggregate of 3,208,449 common shares held directly by, or by affiliates of, the trustees and the executive officers of the registrant have been included in the number of common shares held by affiliates.

Number of the registrant's common shares outstanding as of February 24, 2023: 239,684,698.

References in this Annual Report on Form 10-K to the Company, DHC, we, us or our mean Diversified Healthcare Trust and its consolidated subsidiaries unless otherwise expressly stated or the context indicates otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K is incorporated by reference to our definitive Proxy Statement for the 2023 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2022.

Warning Concerning Forward-Looking Statements

This Annual Report on Form 10-K contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever we use words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "will", "may" and negatives or derivatives of these or similar expressions, we are making forward-looking statements. These forward-looking statements are based upon our present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Forward-looking statements in this Annual Report on Form 10-K relate to various aspects of our business, including:

- Our ability and the ability of our tenants, managers and other operators, and, in particular, our senior living community managers, to operate under unfavorable market and economic conditions, such as rising or sustained high interest rates and high inflation, labor market challenges, supply chain disruptions, volatility in the public equity and debt markets, pandemics, geopolitical instability and economic downturns or recessions,
- The continuing impact of the COVID-19 pandemic on us and our managers' and other operators' and tenants' businesses,
- Our belief that we are well positioned to weather the present disruptions in the real estate industry and, in particular, the healthcare real estate industry, including senior living,
- Whether the aging U.S. population and increasing life spans of seniors will increase the demand for senior living communities and other medical and healthcare related properties and healthcare services,
- Our ability to retain our existing tenants, attract new tenants and maintain or increase current rental rates on terms as favorable to us as our prior leases,
- The credit qualities of our tenants,
- Our ability to compete for tenancies and acquisitions effectively,
- Our expectation regarding our plans to pursue and complete redevelopment projects at our properties, the cost and timing to complete those projects and the benefits we may realize from those projects,
- Our capital expenditures and capital investing plans and our expectations of the benefits we will realize as a result,
- Our acquisitions and sales of properties,
- Our closures and repositioning of senior living communities,
- The impact of increasing labor costs and shortages and commodity and other price inflation due to supply chain challenges or other market conditions,
- Our ability to raise debt or equity capital,
- Our ability to complete dispositions,
- Our ability to maintain sufficient liquidity and satisfy financial covenants under our debt agreements,
- Our policies and plans regarding investments, financings and dispositions,
- Our ability to pay distributions to our shareholders and to increase or sustain the amount of such distributions,
- Whether we may contribute additional properties to our joint ventures and receive proceeds from the other investors in our joint ventures in connection with any such contributions or enter into new joint venture arrangements,
- Our ability to pay interest on and principal of our debt,
- Our ability to appropriately balance our use of debt and equity capital,
- Our credit ratings,
- Our expectation that we benefit from our relationships with The RMR Group LLC, or RMR,

- Our qualification for taxation as a real estate investment trust, or REIT, and

- Other matters.

Our actual results may differ materially from those contained in or implied by our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. Risks, uncertainties and other factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds from operations attributable to common shareholders, normalized funds from operations attributable to common shareholders, or Normalized FFO attributable to common shareholders, net operating income, or NOI, cash flows, liquidity and prospects include, but are not limited to:

- The impacts of rising or sustained high interest rates, inflation, labor market challenges, volatility in the public equity and debt markets, geopolitical risks and economic downturns or recessions, on us and our managers and other operators and tenants,

- The continuing impact of the COVID-19 pandemic on us and our managers and other operators and tenants,

- Compliance with, and changes to, federal, state and local laws and regulations, accounting rules, tax laws and similar matters,

- Limitations imposed on our business and our ability to satisfy complex rules in order for us to maintain our qualification for taxation as a REIT for U.S. federal income tax purposes,

- Competition within the healthcare and real estate industries, particularly in those markets in which our properties are located,

- Actual and potential conflicts of interest with our related parties, including our Managing Trustees, AlerisLife Inc., or AlerisLife, including Five Star Senior Living, or Five Star, which is an operating division of AlerisLife, RMR and others affiliated with them, and

- Acts of terrorism, outbreaks or continuation of pandemics or other significant adverse public health safety events or conditions, war or other hostilities, supply chain disruptions or other manmade or natural disasters beyond our control.

For example:

- Under the current economic conditions for the industries in which our properties and businesses operate, or if market trends that arose or increased since the beginning of the COVID-19 pandemic do not further abate and return to pre-pandemic levels or otherwise, our managers and other operators and tenants may not be able to profitably operate their businesses at our properties, our tenants may become unable or unwilling to pay their rent obligations to us, or our senior living community managers may be unable to generate our minimum returns for sustained periods. If we default under our credit facility or other debt obligations, we may be required to repay our outstanding borrowings and other debt. Although we have taken steps to enhance our ability to maintain sufficient liquidity, unanticipated events may require us to expend amounts not currently planned,

- Our senior living community managers and other operators may experience operating and financial challenges resulting from a number of factors, some of which are beyond their control, and which challenges impact our operating results, including, but not limited to:

  - Fluctuations in occupancy,

  - Competition within the senior living and other health and wellness related service businesses,

  - Older adults delaying or forgoing moving into senior living communities or purchasing health and wellness services,

  - Increased labor costs, decreased labor availability and staffing turnover at our senior living communities or increases in costs paid for goods and services, due in part to supply chain constraints and commodity price inflation,

  - The availability and increases in cost of general and professional liability insurance coverage,

- Medicare or Medicaid policies and regulations, as well as federal, state, local, and industry-regulated licensure, certification and inspection laws, regulations and standards that could affect our senior living community managers' services or impose requirements, costs and administrative burdens that may reduce our managers' ability to profitably operate their businesses,

- Imposition of civil, criminal and administrative penalties resulting from any noncompliance with healthcare laws and regulations at our senior living communities, including suspension of or non-payment for new admission or the loss or suspension of accreditation, licenses or certificates of need, among other things, and

- Exposure to litigation and regulatory and government proceedings due to the nature of the senior living and other health and wellness related service businesses.

- We own a significant number of AlerisLife common shares. In February 2023, we agreed to tender all of the AlerisLife common shares we own into a tender offer at a price of $1.31 per share, as further disclosed elsewhere in this Annual Report on Form 10-K, subject to the right to purchase a number of shares of common stock of the surviving entity in the proposed tender offer constituting a percentage up to 31.9% of the then issued and outstanding shares of the common stock of the surviving entity based on the tender offer price. The tender offer for AlerisLife's common shares may not be completed, in which case we would not realize the proceeds we currently expect from tendering our AlerisLife common shares. Further, if the tender offer is completed, we may not exercise our right to purchase shares of common stock of the surviving entity in the proposed tender offer,

- Our distribution rate may be set and reset from time to time by our Board of Trustees. Our Board of Trustees will consider many factors when setting or resetting our distribution rate, including our historical and projected net income, Normalized FFO, requirements to maintain our qualification for taxation as a REIT, limitations in the agreements governing our debt, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance, our expected needs for and availability of cash to pay our obligations and other factors deemed relevant by our Board of Trustees in its discretion. Further, our projected cash available for distribution may change and may vary from our expectations. Accordingly, future distributions to our shareholders may be increased or decreased and we cannot be sure as to the rate at which future distributions will be paid,

- Our ability to pay future distributions to our shareholders and to make payments of principal and interest on our debt depends upon a number of factors, including our future earnings, the capital costs we incur to lease and operate our properties and our working capital requirements. We may be unable to pay our debt obligations when they become due or to maintain our current rate of distributions on our common shares and future distributions may be reduced or eliminated,

- We intend to conduct our business activities in a manner that will afford us reasonable access to capital for investment and financing activities. However, we may not succeed in this regard and we may not have reasonable access to capital,

- Subject to limitations on acquisitions in agreements governing our debt, we plan to selectively sell certain properties from time to time to fund future acquisitions, manage leverage and strategically update, rebalance and reposition our investment portfolio, which we refer to as our capital recycling program. We cannot be sure we will sell any of these properties or what the terms or timing of any such sales may be. In addition, any updating, rebalancing or repositioning of our portfolio may not result in the benefits we expect, and properties we may sell may be at prices that are less than expected and less than their carrying values,

- Contingencies in our acquisition and sale agreements that we may enter may not be satisfied and any acquisitions and sales pursuant to such agreements and any related management arrangements we may expect to enter may not occur, may be delayed or the terms of such transactions or arrangements may change,

- The capital investments we are making at our senior living communities and our plan to invest significant additional capital in our senior living communities to better position them in their respective markets in order to increase our future returns may not be successful and may not achieve our expected results. Our senior living communities may not be competitive, despite these capital investments, or these capital investments may be delayed or may cost more than expected due to supply chain disruptions, market inflation, labor market challenges or other conditions,

- Our redevelopment projects may not be successful and may cost more or take longer to complete than we currently expect, and we may not realize the returns we expect from these projects and we may incur losses from these projects. Further, potential leasing arrangements related to our redevelopment projects may not materialize or may cost more or take longer to achieve than we anticipate,

- We may spend more for capital expenditures or redevelopment projects than we currently expect,

- Our existing joint ventures and any additional joint ventures we may enter into in the future may not be successful or our joint ventures may require us to provide additional capital,

- Our tenants may experience losses and default on their rent obligations to us,

- Some of our tenants may not renew expiring leases, and we may be unable to obtain new tenants to maintain or increase the historical occupancy rates of, or rents from, our properties. In addition, we may incur significant costs to reposition or re-lease a vacant property to a new tenant and vacancies may reduce the value of the property,

- Our ability to grow our business and maintain or increase our distributions to shareholders depends in large part upon our ability to buy properties and arrange for their profitable operation or lease them for rents, less their property operating expenses, that exceed our capital costs. We are currently generally limited in making acquisitions pursuant to the agreement governing our credit facility, or our credit agreement. In addition, even after these restrictions expire, we may be unable to identify properties that we want to acquire, and we may fail to reach agreement with the sellers and complete the purchase of any properties we do want to acquire. In addition, we may not realize the returns we expect on any properties we acquire,

- Rents that we receive from our properties may decline upon renewals or expirations of our leases because of changing market conditions or otherwise,

- Although we have obtained a waiver from compliance with the fixed charge coverage ratio covenant included in our credit agreement through January 15, 2024, if our operating results and financial condition are further adversely impacted by current economic conditions or otherwise, or our operating results do not sufficiently and timely improve, we may fail to comply with the terms of the waiver and other requirements under our credit agreement, and we may also fail to satisfy certain financial requirements under our senior unsecured notes indentures and their supplements. For example, our ratio of consolidated income available for debt service to debt service was below the 1.5x incurrence requirement under our credit agreement and our public debt covenants as of December 31, 2022, and we cannot be certain how long this ratio will remain below 1.5x. We are unable to incur additional debt until this ratio is at or above 1.5x on a pro forma basis, but we are not required to repay outstanding debt as a result of failure to comply with this financial requirement. If we believe we will not be able to satisfy our financial or other covenants, we expect that we would seek waivers or amendments prior to any covenant violation or seek other financing alternatives; however, we may fail to obtain any such waivers or amendments or financing alternatives on acceptable terms or at all,

- We are currently fully drawn under our credit facility and could also be required to repay our outstanding debt in the event of non-compliance with certain requirements of our credit agreement or our senior unsecured notes indentures or their supplements. In addition, we have no additional options to extend the maturity date of our credit facility and, pursuant to the February 2023 amendment to our credit agreement, the feature of our credit facility permitting us to repay and reborrow funds was eliminated. We may therefore experience future liquidity constraints, as we are currently unable to incur additional debt under our credit agreement or otherwise for failure to comply with the requirements of our credit agreement and the agreements governing our public debt, and we will be limited to our cash on hand or may be forced to raise additional sources of capital or take other measures to maintain adequate liquidity. Actual costs under our credit facility or other floating rate debt will be higher than the stated rates because of fees and expenses associated with such debt,

- For the year ended December 31, 2022, substantially all of our NOI was generated from properties where a majority of the revenues are derived from our tenants' and residents' private resources. This may imply that we will maintain or increase the percentage of our NOI generated from private resources at our senior living communities. However, our residents may become unable to fund our charges with private resources and we may be required or may elect for business reasons to accept or pursue revenues from government sources, which could result in an increased part of our NOI and revenue being generated from government payments and our becoming more dependent on government payments. If the government fails to pay us or our managers or other operators amounts due to us or them because of government defaults, shutdowns, budgetary constraints or otherwise, we and they may be significantly negatively impacted,

- Circumstances that adversely affect the ability of seniors or their families to pay for our managers' or other operators' services, such as economic downturns or recessions, weak housing market conditions, higher levels of unemployment among our residents' family members, lower levels of consumer confidence, rising or sustained high interest rates, high inflation, the effects of the slow recovery of our senior housing operating portfolio from the COVID-19 pandemic, stock market volatility and/or changes in demographics generally could affect the profitability of our senior living communities,

- It is difficult to accurately estimate tenant space preparation costs. Our unspent leasing related obligations may cost more or less and may take longer to complete than we currently expect, and we may incur increasing amounts for these and similar purposes in the future,

- We expect that we will benefit from RMR's Environmental, Social and Governance, or ESG, program and initiatives. However, we may not realize the benefits we expect from such program and initiatives and we or RMR may not succeed in meeting existing or future standards regarding ESG,

- We are not currently in compliance with the minimum bid price continued listing standard of The Nasdaq Stock Market LLC, or Nasdaq, and we cannot be sure that we will be able to regain and/or maintain compliance with this listing standard or that we will otherwise be in compliance with other Nasdaq listing standards, which could result in the delisting of our common shares from Nasdaq,

- We believe that our relationships with our related parties, including AlerisLife (including Five Star) and RMR and others affiliated with them may benefit us and provide us with competitive advantages in operating and growing our business. However, the advantages we believe we may realize from these relationships may not materialize, and

- The business and property management agreements between us and RMR have continuing 20 year terms. However, those agreements permit early termination in certain circumstances. Accordingly, we cannot be sure that these agreements will remain in effect for continuing 20 year terms.

Currently unexpected results could occur due to many different circumstances, some of which are beyond our control, such as economic conditions, including rising or sustained high interest rates and high inflation and economic downturns or recessions, other changes in capital markets, healthcare and real estate markets or the economy generally, market practices or trends, pandemics, including the COVID-19 pandemic, or other public health safety events or conditions, new legislation or regulations affecting our business or the businesses of our managers or other operators or tenants, changes in our managers' or other operators' or tenants' revenues or costs, worsening or lack of improvement of the financial condition or changes in our managers' or other operators' or tenants' financial conditions, deficiencies in operations by a manager or other operator of one or more of our senior living communities, acts of terrorism, war, other hostilities or other geopolitical risks, natural disasters or climate change and climate related events.

The information contained elsewhere in this Annual Report on Form 10-K or in our other filings with the Securities and Exchange Commission, or SEC, including under the caption "Risk Factors", or incorporated herein or therein, identifies other important factors that could cause differences from our forward-looking statements. Our other filings with the SEC are available on the SEC's website at www.sec.gov.

You should not place undue reliance upon our forward-looking statements.

Except as required by law, we do not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Statement Concerning Limited Liability

The Amended and Restated Declaration of Trust establishing Diversified Healthcare Trust, dated September 20, 1999, as amended and supplemented, as filed with the State Department of Assessments and Taxation of Maryland, provides that no trustee, officer, shareholder, employee or agent of Diversified Healthcare Trust shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, Diversified Healthcare Trust. All persons dealing with Diversified Healthcare Trust in any way shall look only to the assets of Diversified Healthcare Trust for the payment of any sum or the performance of any obligation.

DIVERSIFIED HEALTHCARE TRUST

2022 FORM 10-K ANNUAL REPORT

Table of Contents

PART I

Item 1. Business.

Our Company

We are a real estate investment trust, or REIT, that was organized under Maryland law in 1998. We own medical office and life science properties, senior living communities and other healthcare related properties throughout the United States. As of December 31, 2022, we wholly owned 379 properties, including eight closed senior living communities, located in 36 states and Washington, D.C. On that date, the gross book value of our real estate assets at cost plus certain acquisition costs, before depreciation and purchase price allocations and less impairment write downs, was $7.1 billion.

As of December 31, 2022, we owned an equity interest in each of two unconsolidated joint ventures that own medical office and life science properties located in five states with an aggregate of approximately 2.2 million rentable square feet that were 99% leased with an average (by annualized rental income) remaining lease term of 6.0 years.

Our principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634, and our telephone number is (617) 796-8350.

Our Business Strategy

We believe that the aging of the U.S. population benefits our portfolio of healthcare real estate. According to U.S. Census data, between now and 2030, more than 20% of the total U.S. population will be age 65 or older, with that demographic projected to grow thereafter by the equivalent of 10,000 people per day. We believe that this will increase demand for healthcare services and products supplied by the tenants in our medical office and life science properties. The primary market for senior living services is individuals age 80 and older. According to U.S. Census data, the age 75+ demographic is projected to be among the fastest growing age cohorts in the United States over the next 20 years, and according to the Centers for Medicare & Medicaid Services, or CMS, the age 85+ demographic is projected to grow over 30% over the next five years. Also, as a result of medical advances, seniors are living longer, and CMS reports that healthcare spending is projected to grow at an average rate of 5.1% per year and reach $6.8 trillion by 2030.

In light of these demographic trends, we believe that the aging of the U.S. population will increase demand for existing medical office and life science properties, senior living communities (including active adult rental properties) and other medical and healthcare related properties. Although we are currently limited in making acquisitions or other capital investments pursuant to the terms of the agreement governing our credit facility, or our credit agreement, described below, we plan to seek to profit from this demand in the future by, over time, acquiring additional properties and entering into leases and management arrangements with qualified tenants and managers which generate returns to us that exceed our operating and capital costs, including structuring leases that provide for or permit periodic rent increases. Despite this trend, future economic downturns or recessions, high inflation, rising or sustained high interest rates, softness in the U.S. housing market, higher levels of unemployment among our potential residents' family members, lower levels of consumer confidence, stock market volatility and/or changes in demographics could adversely affect the ability of seniors to afford the resident fees at our senior living communities. Further, as discussed elsewhere in this Annual Report on Form 10-K, the senior living industry experienced significant disruptions during the COVID-19 pandemic. Although our and certain of our managers' and other operators' and tenants' businesses have improved from low points experienced during the COVID-19 pandemic, they have not returned to pre-pandemic levels and there is a risk that they may not return to pre-pandemic levels due to changed market practices, delayed returns to prior market practices, current market and economic conditions, such as rising or sustained high interest rates and high inflation, labor market challenges, supply chain challenges, geopolitical instability (such as the war in Ukraine) and economic downturns or recessions, or otherwise. For example, occupancy in our senior housing operating portfolio, or SHOP, segment has generally increased, but not to pre-pandemic levels, and we may continue to face challenges in our SHOP segment with labor availability and wage inflation, along with cost pressures from supply chain disruptions and commodity price inflation.

We seek to selectively sell properties from time to time when we determine our continued ownership or ongoing required capital expenditures will not achieve desired returns or when we believe we can successfully pursue more desirable opportunities than retaining these properties. We also may use future sales proceeds, at such time as we are able to do so under our credit agreement or otherwise, to acquire new properties that we believe will help us reduce the average age of our properties, increase our weighted average lease term, reduce our ongoing capital requirements and/or increase our distributions to shareholders. We refer to this as our capital recycling program. Additionally, we seek to selectively develop our properties when we believe the returns will be satisfactory.

Office Portfolio

Our portfolio of medical office and life science properties, or our Office Portfolio, consists of commercial properties constructed for use or operated as medical office space for physicians and other healthcare personnel, and other businesses in medical related fields, including clinics and life science or laboratory uses. Some of our medical office properties are occupied as administrative facilities for healthcare companies, such as hospitals and healthcare insurance companies. As our lease expirations approach, we will seek to renew our leases with existing tenants or to enter into new leases with new tenants, in both circumstances at rental rates equal to or higher than current rental rates for the same space. Our ability to renew leases with our existing tenants or to enter into new leases with new tenants and the rents we are able to charge will depend in large part upon market conditions, which are beyond our control.

Senior Living Communities

Independent Living Communities. Independent living communities provide high levels of privacy to residents and require residents to be capable of relatively high degrees of independence. An independent living community usually bundles several services as part of a regular monthly charge. For example, an independent living community may include one or two meals per day in a central dining room, daily or weekly maid service or a social director in the base charge. Additional services are generally available from staff employees on a fee for service basis. In some of our independent living communities, separate parts of the property are dedicated to assisted living and/or nursing services. We also own an active adult rental property, which we have classified as an independent living community.

Assisted Living Communities. Assisted living communities typically have one bedroom or studio units which include private bathrooms and efficiency kitchens. Services bundled within one charge usually include three meals per day in a central dining room, daily housekeeping, laundry, medical reminders and 24 hour availability of assistance with the activities of daily living, such as dressing and bathing. Professional nursing and healthcare services are usually available at the property on call or at regularly scheduled times. These communities may also include Alzheimer's or memory care services. In some of our assisted living communities, separate parts of the property are dedicated to independent living and/or nursing services.

Skilled Nursing Facilities. Skilled nursing facilities, or SNFs, generally provide extensive nursing and healthcare services similar to those available in hospitals, without the high costs associated with operating rooms, emergency rooms or intensive care units. A typical purpose built SNF includes mostly rooms with one or two beds, a separate bathroom and shared dining facilities. Licensed nursing professionals staff SNFs 24 hours per day.

Wellness Centers

Wellness centers typically have exercise classes, strength and cardiovascular equipment areas, tennis and racquet sports facilities, pools, spas and children's centers. Professional sports training and therapist services are often available. Wellness centers often market themselves as clubs for which members may pay monthly fees plus additional fees for specific services.

Other Types of Real Estate

In the past, we have considered investing in real estate different from our existing property types and some properties located outside the United States. For example, in 2019 we acquired an age restricted active adult rental property, which we have classified as an independent living community, to diversify our portfolio of senior living communities. We may explore these or other alternative investments in the future.

Lease Terms

Our medical office and life science property leases include both "triple net" leases, where the tenant is generally responsible for the payment of property operating expenses and capital expenditures during the lease term, and "net" and "modified gross" leases, where we are responsible for operating and maintaining the properties and we charge the tenants for some or all of the property operating expenses. A small percentage of our medical office and life science property leases are "full service" leases where we receive fixed rent from the tenants and do not charge the tenants for any property operating expenses. The leases for some of our senior living communities and all of our wellness centers are "triple net" leases.

Senior Housing Operating Portfolio Management Agreements

Because we are a REIT for U.S. federal income tax purposes, we generally may not operate our senior living communities. For nearly all of our senior living communities, we use a taxable REIT subsidiary, or TRS, structure authorized by the REIT Investment Diversification and Empowerment Act. Under this structure, we lease certain of our communities to our TRSs and our TRSs enter into management agreements with third parties for the operation of such communities. These management agreements generally provide the managers with a management fee, which is a percentage of the gross revenues realized at the communities, plus reimbursement for the managers' direct costs and expenses related to the communities. The managers may also receive an annual incentive fee equal to a percentage of the amount by which the annual earnings before interest, taxes, depreciation and amortization, or EBITDA, of the applicable communities exceeds the target EBITDA for the applicable communities.

Our managed senior living communities are operated by third parties pursuant to management agreements. As of December 31, 2022, Five Star Senior Living, or Five Star, which is an operating division of AlerisLife Inc., or AlerisLife, managed 119 of our senior living communities. Also as of December 31, 2022, 118 of our senior living communities were managed by other third party managers, 107 of which were transitioned from Five Star in 2021. We lease nearly all of our senior living communities, including those managed by Five Star and by the other third party managers, to our TRSs.

Although we have various rights as owner under our senior living management agreements, we rely on the managers' personnel, good faith, expertise, performance, technical resources, operating efficiencies, information systems, proprietary information and judgment to manage our managed senior living communities efficiently and effectively. We also rely on the managers to set resident fees and otherwise operate our managed senior living communities in compliance with the applicable management agreements.

Under our senior living management agreements, we assume the operational risks and fund the operations and capital and maintenance requirements for our senior living communities. As a result, we are required to maintain sufficient funding for these purposes. Further, any funding we maintain for these purposes will not be available for other business purposes, which may limit our ability to pursue other business opportunities and could limit the amount of distributions we can pay to our shareholders.

For more information about the terms of the management agreements with Five Star and the other third party managers, see Note 6 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Economic and Market Conditions

We are closely monitoring the impacts of the current economic and market conditions on all aspects of our business, including, but not limited to, labor availability, high inflation, rising or sustained high interest rates, supply chain disruptions, geopolitical risks and economic downturns or recessions. We expect labor, utility and food costs to continue to increase on a per resident basis in our SHOP segment.

In response to inflationary pressures, the U.S. Federal Reserve has significantly increased the federal funds rate since the beginning of 2022 and has signaled that further significant increases are likely to occur. These inflationary pressures and rising and sustained high interest rates in the United States and globally have given rise to increasing concerns that the U.S. economy may soon enter, an economic recession and they have caused disruptions in the financial markets. Economic downturns or recessions, or continued or intensified disruptions in the financial markets could adversely affect our financial condition and that of our managers, operators and tenants, could adversely impact the ability of our managers, operators, tenants or residents to pay the contractual amounts of returns, rents or other obligations due to us, could impair our ability to effectively deploy our capital or realize upon investments on favorable terms, may restrict our access to, and would likely increase our cost of capital, and may cause the values of our properties and of our securities to decline.

We believe that we are well positioned to weather the present disruptions in the real estate industry and, in particular, the healthcare real estate industry, including senior living. However, it is unclear what the long term impacts of changing market and economic conditions, including the impact of the changed market practices that arose or increased in response to the COVID-19 pandemic, will be on our and our managers', operators' and tenants' businesses. As a result of these uncertainties, we are unable to determine what the ultimate impacts will be on our, our managers', operators', tenants' and other stakeholders' businesses, operations, financial results and financial position. For further information and risks relating to these economic uncertainties, including as related to the COVID-19 pandemic, and their impact on our business and financial condition, see elsewhere in this Annual Report on Form 10-K, including "Warning Concerning Forward-Looking Statements", Part I, Item 1A, "Risk Factors" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Our Investment and Operating Policies

Our investment objectives include increasing cash flows from operations from dependable and diverse sources in order to make distributions to our shareholders. To seek to achieve these objectives, we seek to: maintain a strong capital base of shareholders' equity; invest in strong credit quality properties with strong credit quality tenants and managers; use leverage to fund additional investments which increase cash flow from operations because of positive spreads between our cost of investment capital and investment yields; structured investments, including joint venture arrangements, which generate a minimum return and provide an opportunity to participate in operating growth at our properties; when market conditions permit, refinance debt with additional equity or long term debt; and pursue diversification so that our cash flow from operations comes from diverse properties and tenants.

Our Board of Trustees may change our investment and operating policies at any time without a vote of, or notice to, our shareholders.

Acquisition Policies

Subject to the current limitations on acquisitions imposed by our credit agreement discussed elsewhere in this Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 and Note 9 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K, our acquisition strategy is to seek to acquire additional properties primarily for income and secondarily for appreciation potential. We may purchase individual properties or multiple properties in one portfolio. In implementing this acquisition strategy, we consider a range of factors relating to each proposed acquisition, including, but not limited to:

- the use and size of the property;
- the location of the property;
- the price at which the property may be acquired as compared to the estimated replacement cost of the property;
- the existing or proposed lease or management terms;
- the availability and reputation of experienced and financially qualified tenants, managers or guarantors;
- the historical and projected cash flows from the operations of the property;
- the construction quality, physical condition and design of the property, including various environmental sustainability factors;
- the expected capital expenditures that may be needed at the property;

- the competitive market environment of the property;

- the growth, tax and regulatory environments of the market in which the property is located;

- the price segment and payment sources in which the property is operated;

- the strategic fit of the property with the rest of our portfolio;

- our cost of capital compared to projected returns we may realize by owning the property;

- the level of permitted services and regulatory history of the property and its historical tenants and managers; and

- the existence of alternative sources, uses or needs for our capital and our leverage.

An important part of our acquisition strategy is to identify and select qualified, experienced and financially stable tenants and managers.

Disposition Policies

We plan to selectively sell certain properties from time to time to manage our leverage, to fund future acquisitions and to strategically update, rebalance and reposition our investment portfolio with a goal of (1) reducing our leverage, (2) improving the asset quality of our portfolio by reducing the average age of our properties, lengthening the weighted average term of our leases and increasing the likelihood of retaining our tenants and (3) increasing our distributions to shareholders.

Other than as described, we generally consider ourselves to be a long term owner of properties and are more interested in the long term earnings potential of our properties and stability of our portfolio than selling properties for short term gains. However, from time to time, we may consider the sale of all or a stake in one or more of our properties or other investments. We make disposition decisions based on a number of factors, including, but not limited to, the following:

- our ability to lease or operate the affected property on terms acceptable to us or have the affected property managed with our realizing acceptable returns;

- the manager's or tenant's desire to operate the affected property;

- the manager's or tenant's desire to dispose of or cease operating the affected property;

- the proposed sale price;

- the remaining length of the lease relating to the property and its other terms;

- our evaluation of future cash flows which may be achieved from the property;

- the strategic fit of the property or investment with the rest of our portfolio;

- the age and capital required to maintain the property;

- the estimated value we may receive by selling the property;

- our intended use of the proceeds we may realize from the sale of a property;

- the expected benefits that can be achieved from contributing additional properties to our existing or any new joint ventures;

- the existence of alternative sources, uses or needs for our capital and our leverage; and

- the tax implications to us and our shareholders for any proposed disposition.

Other Investments

We have no policies which specifically limit the percentage of our assets that may be invested in any individual property, in any one type of property, in properties leased to any one tenant or to an affiliated group of tenants or in properties operated by any one tenant or manager or by an affiliated group of tenants or managers or in securities of one or more persons.

We own 10,691,658 common shares of AlerisLife, or approximately 31.9% of AlerisLife's outstanding common shares. In February 2023, in connection with the proposed acquisition of AlerisLife by a subsidiary of ABP Trust, which is the controlling shareholder of The RMR Group Inc., or RMR Inc., pursuant to a tender offer for all of the outstanding common shares of AlerisLife (other than the AlerisLife common shares owned by ABP Trust or its applicable subsidiaries), at a price of $1.31 per share, we agreed to tender all of our AlerisLife common shares into the tender offer at the tender offer price, subject to the right, but not the obligation, to purchase, in a single private transaction, on or before December 31, 2023, a number of shares of common stock of the surviving entity in the proposed acquisition constituting a percentage up to 31.9% of the then issued and outstanding shares of the common stock of the surviving entity based on the tender offer price and otherwise pursuant to a stockholders agreement to be entered into at the time of any such purchase on such terms as are negotiated and mutually agreed by the parties.

We may also in the future acquire additional common shares or securities of other entities, including entities engaged in real estate activities. We may invest in the securities of other entities for the purpose of exercising control, or otherwise, make loans to other persons or entities, engage in the sale of investments, offer securities in exchange for property or repurchase or reacquire our securities.

Historically, we have primarily owned wholly owned investments in fee interests. However, circumstances may arise in which we may invest in leaseholds, joint ventures, mortgages and other real estate interests. We may invest or enter into additional real estate joint ventures if we conclude that by doing so we may benefit from the participation of joint venture partners or that our opportunity to participate in the investment is contingent on the use of a joint venture structure. As of December 31, 2022, we owned a 10% equity interest in an unconsolidated joint venture that owns a life science property located in Boston, Massachusetts, or the Seaport JV, and a 20% equity interest in an unconsolidated joint venture for 10 medical office and life science properties, or the LSMD JV. Further, we may acquire interests in joint ventures as part of an acquisition of properties or entities or we may contribute wholly owned properties into our existing or new joint ventures. We also may invest in participating, convertible or other types of mortgages if we conclude that by doing so, we may benefit from the cash flow or appreciation in the value of a property which is not available for purchase.

Mergers and Strategic Combinations

In the past, we have considered the possibility of entering into mergers or strategic combinations with other companies and we may explore such possibilities in the future, subject to the current limitations on acquisitions imposed by our credit agreement discussed further elsewhere in this Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 and Note 9 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

<u>Our Financing Policies</u>

Although there are no limitations in our organizational documents on the amount of indebtedness we may incur, our credit agreement and our senior unsecured notes indentures and their supplements contain covenants which, among other things, restrict our ability to incur debts and generally require us to maintain certain financial ratios. In February 2023, we and our lenders amended our credit agreement to, among other things, extend the waiver of the fixed charge coverage ratio covenant through January 15, 2024, the current maturity date of our credit facility. Additionally, our facility commitments have been reduced to $450.0 million. In the future, we may decide to seek an extension of our credit facility. There is no assurance our lenders will grant an extension, or that the terms of such extension would be satisfactory. As of December 31, 2022, our ratio of consolidated income available for debt service to debt service was below the 1.5x incurrence requirement under our credit agreement and our public debt covenants as the effects of the slow recovery of our SHOP business from the COVID-19 pandemic, high inflation, rising or sustained high interest rates, geopolitical risks and other economic, market or industry conditions, continued to adversely impact our operations. We are unable to incur additional debt until this ratio is at or above 1.5x on a pro forma basis. As of February 24, 2023, we were fully drawn under our credit facility. For further information relating to our indebtedness, see elsewhere in this Annual Report on Form 10-K, including Note 9 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

We may seek additional capital through equity offerings, debt financings, retention of cash flows in excess of distributions to shareholders, sales of properties, or equity interests in properties, or a combination of these methods or other transactions. To the extent we obtain additional debt financing, we may do so on an unsecured basis or a secured basis. We may seek to obtain lines of credit or to issue securities senior to our common shares, including preferred shares or debt securities, some of which may be convertible into our common shares or be accompanied by warrants to purchase our common shares. We may also finance acquisitions by assuming debt, through an exchange of properties or through the issuance of equity or other securities. The proceeds from any of our financings may be used to pay distributions, to provide working capital, to refinance existing indebtedness or to finance acquisitions and improvements of existing or new properties, subject to limitations in agreements governing our debt.

As of December 31, 2022, we had a $700.0 million credit facility. In February 2022, we and our lenders amended our credit agreement to, among other things, reduce the facility commitments to $700.0 million. In January 2023 and February 2023, the facility commitments were further reduced to $586.4 million and $450.0 million, respectively. For more information regarding our financing sources and activities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Investment and Financing Liquidity and Resources" in Part II, Item 7 of this Annual Report on Form 10-K.

Our Board of Trustees may change our financing policies at any time without a vote of, or notice to, our shareholders.

Our Manager

RMR Inc. is a holding company and substantially all of its business is conducted by its majority owned subsidiary, The RMR Group LLC, or RMR. The Chair of our Board of Trustees and one of our Managing Trustees, Adam D. Portnoy, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., is chair of the board of directors, a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR. Jennifer F. Francis, our other Managing Trustee and our President and Chief Executive Officer, also serves as an officer and employee of RMR. Jennifer B. Clark, our Secretary and former Managing Trustee, also serves as a managing director and the executive vice president, general counsel and secretary of RMR Inc., an officer and employee of RMR and an officer of ABP Trust. Our day to day operations are conducted by RMR. RMR originates and presents investment and divestment opportunities to our Board of Trustees and provides management and administrative services to us. RMR has a principal place of business at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts, 02458-1634, and its telephone number is (617) 796-8390. RMR is an alternative asset management company that is focused on commercial real estate and related businesses. RMR or its subsidiaries also act as a manager to other publicly traded real estate companies, privately held real estate funds and real estate related operating businesses. In addition, RMR provides management services to joint ventures, including our existing joint ventures. As of the date of this Annual Report on Form 10-K, the executive officers of RMR are: Adam D. Portnoy, President and Chief Executive Officer; Jennifer B. Clark, Executive Vice President, General Counsel and Secretary; Jennifer F. Francis, Executive Vice President; Matthew P. Jordan, Executive Vice President, Chief Financial Officer and Treasurer; John G. Murray, Executive Vice President; and Jonathan M. Pertchik, Executive Vice President. In addition, our Chief Financial Officer and Treasurer, Richard W. Siedel, Jr., is a Senior Vice President of RMR. Certain other officers of RMR also serve as officers of other companies to which RMR or its subsidiaries provide management services.

Employees

We have no employees. Services which would otherwise be provided to us by employees are provided by RMR and by our Managing Trustees and officers. As of December 31, 2022, RMR had approximately 600 full time employees in its headquarters and regional offices located throughout the United States.

Government Regulation and Reimbursement

The senior living and healthcare industries are subject to extensive, frequently changing federal, state and local laws and regulations. Although most of these laws and regulations affect the manner in which our tenants and managers operate our properties, some of them also impact us and the values of our properties.

Some of the laws that impact or may impact us or our tenants or managers include: state and local licensure laws; laws protecting consumers against deceptive practices; laws relating to the operation of our properties and how our tenants and managers conduct their operations, such as health and safety, fire and privacy laws; federal and state laws affecting assisted living communities that participate in Medicaid and federal and state laws affecting SNFs, clinics and other healthcare facilities that participate in both Medicaid and Medicare that mandate allowable costs, pricing, reimbursement procedures and limitations, quality of services and care, food service and physical plants; resident rights laws (including abuse and neglect laws) and fraud laws; anti-kickback and physician referral laws; the Americans with Disabilities Act and similar state and local laws; and safety and health standards set by the federal Occupational Safety and Health Administration, or OSHA. Medicaid funding is available in some, but not all, states for assisted living services. State licensure standards for assisted living communities, SNFs, clinics and other healthcare facilities typically address facility policies, staffing, quality of services and care, resident rights, fire safety and physical plant matters, and related matters. In addition, government regulation increased and additional compliance obligations were imposed in response to the COVID-19 pandemic, some of which have since been, or are expected in the near future to be, reduced or removed as a result of the abating of the COVID-19 pandemic. We are unable to predict the future course of federal, state and local legislation or regulation. Changes in the regulatory framework could have a material adverse effect on the ability of our tenants to pay us rent, the profitability of our managed senior living communities and the values of our properties.

State and local health and social service agencies and other regulatory authorities regulate and license many senior living communities. State health authorities regulate and license clinics and other healthcare facilities. In most states in which we own properties, we and our tenants and managers are prohibited from providing certain services without first obtaining appropriate licenses. In addition, most states require a certificate of need, or CON, before an entity may open an assisted living facility or expand services at an existing community. In addition, some states (such as California and Texas) that have eliminated CON laws have retained other means of limiting development of facilities, including moratoria, licensing laws and limitations upon participation in the state Medicaid program. Senior living communities and certain other healthcare facilities must also comply with applicable state and local building, zoning, fire and food service codes before licensing or Medicare and Medicaid certification are granted. These laws and regulatory requirements could affect our ability and that of our tenants and managers to expand into new markets or to expand communities in existing markets.

In addition, government authorities have been subjecting healthcare facilities such as those that we own to increasing numbers of inspections, surveys, investigations, audits and other potential enforcement actions. We and our tenants and managers expend considerable resources to respond to such actions. Unannounced inspections or surveys may occur annually or biannually, or even more regularly, such as following a regulatory body's receipt of a complaint about a facility. From time to time in the ordinary course of business, we and our tenants and managers receive deficiency reports from state regulatory bodies resulting from those inspections and surveys. We and our tenants and managers seek to resolve most inspection deficiencies through a plan of corrective action relating to the affected facility's operations. If we or our tenants or managers fail to comply with any applicable legal requirements, or are unable to cure deficiencies, certain sanctions may be imposed and, if imposed, may adversely affect the ability of our tenants to pay their rent to us, the profitability of our managed senior living communities and the values of our properties. In addition, government agencies typically have the authority to take or seek further action against a licensed or certified facility, including the ability to impose civil money penalties or fines; suspend, modify, or revoke a license or Medicare or Medicaid participation; suspend or deny admissions of residents; deny payments in full or in part; institute state oversight, temporary management or receivership; and impose criminal penalties. Loss, suspension or modification of a license or certification or the imposition of other sanctions or penalties could adversely affect the values of our properties, the ability of our tenants to pay their rents and the profitability of our managed senior living communities.

The Centers for Medicare and Medicaid Services, or CMS, of the U.S. Department of Health and Human Services, or HHS, has increased its oversight of state survey agencies in recent years, focusing its enforcement efforts on SNFs and chains of SNF operators with findings of substandard care or repeat and continuing deficiencies and violations. Moreover, state Attorneys General typically enforce consumer protection laws relating to senior living services, clinics and other healthcare facilities. In addition, state

Medicaid fraud control agencies may investigate and prosecute assisted living communities and SNFs, clinics and other healthcare facilities under fraud and patient abuse and neglect laws.

Current state laws and regulations allow enforcement officials to make determinations as to whether the care provided by or on behalf of our tenants or by our managers at our facilities exceeds the level of care for which a particular facility is licensed, which could result in closure of the community and the immediate discharge and transfer of residents, which could adversely affect the ability of that tenant to pay rent to us, the profitability of our managed senior living communities and the values of our properties. Citations or revocation of a license could impact the ability for us or our managers to obtain new licenses or certifications or maintain or renew existing licenses and certifications which would trigger defaults under management agreements and leases with us and adversely affect our ability to operate. Furthermore, some states and the federal government allow certain citations of one facility to impact other facilities owned or operated by the same entity or a related entity, including facilities in other states. Revocation of a license or certification at one facility could therefore impact our or a tenant's or manager's ability to obtain new licenses or certifications or to maintain or renew existing licenses at other facilities, which could adversely affect the ability of that tenant to pay rent to us, the profitability of that manager, the profitability and values of our properties and trigger defaults under our tenants' leases and managers' management agreements and our or our tenants' or managers' credit arrangements, or adversely affect our or our tenants' or managers' ability to obtain financing in the future. In addition, an adverse finding by state officials could serve as the basis for lawsuits by private plaintiffs and lead to investigations under federal and state laws, which could result in civil and/or criminal penalties against the facility as well as a related entity.

For the year ended December 31, 2022, substantially all of our net operating income, or NOI, was generated from properties where a majority of the revenues are derived from our tenants' and residents' private resources, and a small amount of our NOI was generated from properties where a majority of the revenue is dependent upon Medicare and Medicaid programs. Our tenants and managers operate facilities in many states and they and we participate in federal and state healthcare payment programs, including the federal Medicare and state Medicaid benefit programs for services in SNFs and other similar facilities and state Medicaid programs for services in assisted living communities.

In addition, the Federal government took several measures to address the financial impact of the pandemic. The Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, was signed into law on March 27, 2020. The CARES Act, among other things, provided $2.0 trillion in aid to certain individuals, businesses and state and local governments suffering from the COVID-19 pandemic. Additionally, the American Rescue Plan Act, or ARPA, was signed into law on March 11, 2021 to provide additional economic stimulus. For a description of the governmental funding and subsequent legislation, see our Annual Report on Form 10-K for the year ended December 31, 2021.

The CARES Act created a Provider Relief Fund, which allocated financial support to providers who experienced lost revenues and increased expenses as a result of the COVID-19 pandemic. The terms and conditions of the Provider Relief Fund require that the funds are utilized to compensate for lost revenues that are attributable to the COVID-19 pandemic and for eligible costs to prevent, prepare for and respond to the COVID-19 pandemic that are not covered by other sources. In addition, Provider Relief Fund recipients are subject to other terms and conditions, including certain reporting requirements. Any funds not used in accordance with the terms and conditions, must be returned to HHS. We have received funds related to certain programs under the CARES Act, ARPA and various state programs in which certain of our communities in our SHOP segment are located. We recognized $4.3 million of these funds in interest and other income in our consolidated statement of comprehensive income (loss) for which we believe we have met the required terms and conditions for the year ended December 31, 2022.

In addition to federal measures, many states have taken actions to waive or modify healthcare laws or regulations and Medicaid reimbursement rules. Both state and federal waivers and other temporary actions in response to the COVID-19 pandemic are expected to last throughout the national emergency, which will expire on May 11, 2023. Additional measures may be taken prior to and after the conclusion of the national emergency to alleviate the economic impact of the COVID-19 pandemic. Governmental responses to COVID-19 rapidly evolved since the beginning of the national emergency; however, many of these responses have been, and will continue to be phased out after the national emergency, and it is not yet known what the duration or impact of such responses will be.

Government Payers.   In light of the current and projected federal budget deficit and challenging state fiscal conditions, there have been numerous recent legislative and regulatory actions or proposed actions with respect to federal Medicare rates and state Medicaid rates and federal payments to states for Medicaid programs, each of which, or in any combination, could have a material adverse effect on the ability of our tenants to pay us rent, the profitability of our managed senior living communities and the values of our properties.

It is unclear whether any adjustments in Medicare rates will compensate for the increased costs our tenants and managers may incur for services to residents whose services are paid for by Medicare.

Medicaid Reimbursement.   Current and future programmatic changes to Medicaid eligibility and rates may also impact us.

Enforcement.   Federal and state efforts to target false claims, fraud and abuse and violations of anti-kickback, physician referral and privacy laws by providers under Medicare, Medicaid and other public and private programs have increased in recent years, as have civil monetary penalties, treble damages, repayment requirements and criminal sanctions for noncompliance, loss of licensure, termination of government payments, exclusion from any government health care program and damage assessments. The federal False Claims Act, as amended and expanded by the Fraud Enforcement and Recovery Act of 2009 and the Patient Protection and Affordable Care Act of 2010, or the ACA, provides significant civil monetary penalties and treble damages for false claims and authorizes individuals to bring claims on behalf of the federal government for false claims and earn a percentage of the government's recovery should the government intervene. These incentives have led to a steady increase in whistleblower actions. The federal Civil Monetary Penalties Law authorizes the Secretary of HHS to impose substantial civil penalties, treble damages and program exclusions administratively for false claims or violations of the federal anti-kickback statute. In addition, the ACA increased penalties under federal sentencing guidelines between 20% and 50% for healthcare fraud offenses involving more than $1.0 million.

Government authorities are devoting increasing attention and resources to the prevention, detection and prosecution of healthcare fraud and abuse. CMS contractors are also expanding the retroactive audits of Medicare claims submitted by SNFs and other providers, and recouping alleged overpayments for services determined by auditors not to have been appropriately billed (e.g., not medically necessary or not meeting Medicare coverage criteria). State Medicaid programs and other third party payers are conducting similar medical necessity and compliance audits. The ACA facilitates the Department of Justice's, or the DOJ's, ability to investigate allegations of wrongdoing or fraud at healthcare facilities, in part because of increased cooperation and data sharing among CMS, the United States Department of Health and Human Services, Office of the Inspector General, or the OIG, the DOJ and the states.

In addition, the ACA requires all states to terminate the Medicaid participation of any provider that has been terminated under Medicare or any Medicaid state plan. We and our tenants and managers expend significant resources to comply with these laws and regulations.

Data Privacy and Security.   Federal and state laws designed to protect the confidentiality and security of individually identifiable information apply to us, our tenants and our managers. Under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, we, our managers and our tenants that are covered entities or business associates within the meaning of HIPAA must comply with rules adopted by HHS governing the privacy, security, use and disclosure of individually identifiable information, including financial information and protected health information, or PHI, and also with security rules for electronic PHI. There may be both civil monetary penalties and criminal sanctions for noncompliance with such federal laws. In January 2013, HHS released the HIPAA Omnibus Rule, or the Omnibus Rule, which modified various requirements, including the standard for providing breach notices, which previously required an analysis of the harm of any disclosure, to a more objective analysis relating to whether any PHI was actually acquired or viewed as a result of the breach. On December 10, 2020, HHS issued a proposed rule that would modify certain standards, definitions and patient rights under the previously-promulgated Standards for Privacy of Individually Identifiable Health Information to address barriers to coordinated care and case management. The effect of this proposed rule, if finalized, upon our operations is unknown at this time. HIPAA enforcement efforts have increased considerably over the past few years, with HHS, through its

Office for Civil Rights, or OCR, entering into several multi-million dollar HIPAA settlements in prior years. OCR has also demonstrated a continuing commitment to enforce the obligation to provide individuals with timely access to their health information upon request. Finally, OCR and other regulatory bodies have become increasingly focused on cybersecurity risks, including the emerging threat of ransomware and similar cyberattacks. The increasing sophistication of cybersecurity threats presents challenges to the entire healthcare industry.

In addition, many states have enacted their own security and privacy laws relating to individually identifiable information. For example, the California Consumer Privacy Act, or the CCPA, became effective in 2020, and was further modified by the California Privacy Rights Act, or the CPRA. The majority of CPRA provisions went into effect on January 1, 2023, with some requirements applying to data collected beginning on January 1, 2022. The CPRA significantly expanded the CCPA's data protection obligations. Failure to comply with the CCPA or CPRA could result in penalties for noncompliance of up to $7,500 per violation. We expect additional federal and state legislative and regulatory efforts to regulate consumer privacy in the future. In some states, these laws are more stringent than HIPAA, and we, our tenants and our managers must comply with both the applicable federal and state standards.

Other Matters. We require our tenants and managers to comply with all laws that regulate the operation of our senior living communities. The costs to comply with these laws may adversely affect the profitability of our managed senior living communities and the ability of our tenants to pay their rent to us. If we, our managers, or any of our tenants were subject to an action alleging violations of such laws or to any adverse determination concerning any of our or our tenants' or managers' licenses or eligibility for Medicare or Medicaid reimbursement or any substantial penalties, repayments or sanctions, these actions could materially and adversely affect the ability of our tenants to pay rent to us, the profitability of our managed senior living communities and the values of our properties. If our managers or any of our tenants becomes unable to operate our properties, or if any of our tenants becomes unable to pay its rent because it has violated government regulations or payment laws, we may experience difficulty in finding a substitute tenant or managers or selling the affected property at a price that provides us with a desirable return, and the value of the affected property may decline materially.

Federal, state and local agencies regulate our medical office and life science property tenants that provide healthcare services. Many states require medical clinics, ambulatory surgery centers, clinical laboratories and other outpatient healthcare facilities to be licensed and inspected for compliance with licensure regulations concerning professional staffing, services, patient rights and physical plant requirements, among other matters. Our tenants must comply with the Americans with Disabilities Act and similar state and local laws to the extent that such facilities are "public accommodations" as defined in those statutes. The obligation to comply with the Americans with Disabilities Act and similar laws is an ongoing obligation, and our tenants expend significant resources to comply with such laws.

Healthcare providers and suppliers, including physicians and other licensed medical practitioners, that receive federal or state reimbursement under Medicare, Medicaid or other federal or state programs must comply with the requirements for their participation in those programs. Our tenants that are healthcare providers or suppliers are subject to reimbursement rates that are increasingly subject to cost control pressures and may be reduced or may not be increased sufficiently to cover their increasing costs, including our rents. Further, healthcare providers are experiencing heightened scrutiny under antitrust laws in the United States as integration and consolidation of health care delivery increase and affect competition.

The United States Food and Drug Administration, or FDA, and other federal, state and local authorities extensively regulate our biotechnology laboratory tenants that develop, manufacture, market or distribute new drugs, biologicals or medical devices for human use. The FDA and such other authorities regulate the clinical development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of those products. Before a new pharmaceutical product or medical device may be marketed and distributed in the United States, the FDA must approve it as safe and effective for human use. Preclinical and clinical studies and documentation in connection with FDA approval of new pharmaceuticals or medical devices involve significant time, expense and risks of failure. Once a product is approved, the FDA maintains oversight of the product and its developer and can withdraw its approval, recall products or suspend their production, impose or seek to impose civil or criminal penalties on the developer or take other actions for the developer's failure to comply with regulatory requirements, including anti-fraud, false claims, anti-kickback or physician referral laws. Other concerns affecting our biotechnology laboratory tenants include the potential for subsequent discovery of safety concerns and related litigation, ensuring that the product qualifies for reimbursement under Medicare, Medicaid or other federal or state programs, cost control initiatives of payment programs, the potential for litigation over the validity or infringement of intellectual property rights related to the product, the eventual expiration of relevant patents and the need to raise additional capital. The cost of compliance with these regulations and the risks described in this paragraph, among others, could adversely affect the ability of our biotechnology laboratory tenants to pay rent to us. In addition, if these laws and regulations are altered, additional regulatory risks may arise. Depending upon what aspects of the laws and regulations are altered, the ability of our biotechnology laboratory tenants to pay rent to us could be adversely and materially affected.

Competition

Investing in medical office and life science properties, senior living communities and other healthcare related properties, and their operations, are highly competitive businesses. We compete against other REITs, numerous financial institutions, individuals and other public and private companies that are actively engaged in this business. Also, we compete for tenants and residents and for investments based on a number of factors including location, rents, rates, financings offered, underwriting criteria and reputation. Our ability to successfully compete is also impacted by economic and population trends, availability of acceptable investment opportunities, our ability to negotiate beneficial investment terms, availability and cost of capital, limitations in agreements governing our debt and new and existing laws and regulations. Some of our competitors are dominant in selected geographic or property markets, including in markets we operate. Some of our competitors may have greater financial and other resources than we have. We believe the quality and diversity of our investments, the financial strength of many of our tenants and the experience and capabilities of our managers may afford us some competitive advantages and allow us to operate our business successfully despite the competitive nature of our business.

Our tenants and managers compete on a local and regional basis with operators of facilities that provide comparable services. Operators compete for residents and patients based on quality of care, reputation, physical appearance of properties, services offered, family preferences, physicians, staff, price and location. We and our tenants and managers also face competition from other healthcare facilities for qualified personnel, such as physicians and other healthcare providers that provide comparable facilities and services.

For additional information on competition and the risks associated with our business, see "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Corporate Sustainability

We are guided by Environmental, Social and Governance, or ESG, principles, and believe corporate sustainability must be a strategic focus alongside our focus on economic performance. Our sustainability practices which align with those of our manager, RMR—minimizing our impact on the environment, embracing the communities where we operate and attracting top professionals—are critical elements supporting our long-term success.

We recognize our responsibility to minimize the impact of our business on the environment and seek to preserve natural resources and maximize efficiencies in order to reduce the impact the properties we own have on the planet. Our environmental sustainability strategies and best practices help to mitigate our properties' environmental footprint, optimize operational efficiency and enhance our competitiveness in the marketplace. We seek to obtain certifications that measure progress in environmental sustainability, which helps to benchmark performance and mitigate risk.

We and our manager, RMR, drive value, manage risk and benchmark the performance of our properties by effectively capturing and managing data through real-time energy monitoring, or RTM. RTM facilitates advanced data analytics and access to detect faults and inefficiencies in equipment operations faster meanwhile enhancing building system control in a cost-effective and scalable way.

Our energy performance programs drive down energy consumption and reduce carbon emissions of our properties. Lower energy use and emissions reduce our properties' potential exposure to policies that call for a carbon tax or other emissions-based penalties. Our existing business practices are intended to align with the Task Force on Climate-related Financial Disclosures framework across both physical and transition risks and opportunities.

In an effort to reduce the effects of any increased energy costs in the future, we continuously study ways to improve the energy efficiency at all of our properties. Our property manager, RMR, is a member of the ENERGY STAR program, a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy that is focused on promoting energy efficiency at commercial properties through its "ENERGY STAR" partner program, and a member of the U.S. Green Building Council, a nonprofit organization focused on promoting energy efficiency at commercial properties through its Leadership in Energy and Environmental Design, or LEED®, green building program. Properties that reach a specified level of energy efficiency may receive the ENERGY STAR recognition for a period of 12 months before the requirement that they be recertified. Furthermore, certain properties are not eligible for ENERGY STAR certification. For example, lab uses, medical office properties and properties less than 50% occupied cannot be ENERGY STAR certified.

We believe our effort to obtain additional ENERGY STAR labels and/or LEED® designations and manage our properties in a sustainable manner benefits our business while also bettering the environment. Additionally, RMR Inc. releases an annual Sustainability Report, which summarizes the ESG initiatives RMR Inc. and its clients, including us, employ. RMR Inc.'s Sustainability Report may be accessed on RMR Inc.'s website at *www.rmrgroup.com/corporate-sustainability/default.aspx. The* information on or accessible through RMR Inc.'s website is not incorporated by reference into this Annual Report on Form 10-K.

For more information, see "Risk Factors—Risks Related to Our Business—Ownership of real estate is subject to environmental risks and liabilities," "Risk Factors—Risks Related to Our Business—We are subject to risks from adverse weather, natural disasters and climate change and climate related events, and we incur significant costs and invest significant amounts with respect to these matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of Climate Change".

Environmental Matters

Ownership of real estate is subject to risks associated with environmental hazards. Under various laws, owners as well as tenants and operators of real estate may be required to investigate and clean up or remove hazardous substances present at or migrating from properties they own, lease or operate and may be held liable for property damage or personal injuries that result from hazardous substances. These laws also expose us to the possibility that we may become liable to government agencies or third parties for costs and damages they incur in connection with hazardous substances. In addition, these laws also impose various requirements regarding the operation and maintenance of properties and recordkeeping and reporting requirements relating to environmental matters that require us or the tenants or managers of our properties to incur costs to comply with.

We reviewed environmental surveys of the properties we own prior to their purchase. Based upon those surveys, other studies we may have since reviewed and our understanding of the operations of these properties by our tenants and managers, we do not believe that there are environmental conditions at any of our properties that have had or will have a material adverse effect on us. However, we cannot be sure that conditions are not present at our properties or that costs we may be required to incur in the future to remediate contamination will not have a material adverse effect on our business or financial condition or results of operations.

When major weather or climate-related events, such as hurricanes, floods or wildfires, occur near our properties, we, our tenants or our managers may relocate the residents at our senior living properties to alternative locations for their safety and we, our tenants or our managers may close or limit the operations of the impacted senior living community or office property until the event has ended and the property is then ready for operation. We or the tenants or managers of our properties may incur significant costs and losses as a result of these activities, both in terms of operating, preparing and repairing our properties in anticipation of, during and after a severe weather or climate-related event and in terms of potential lost business due to the interruption in operating our properties. Our insurance and our tenants' and managers' insurance may not adequately compensate us or them for these costs and losses.

Concerns about climate change have resulted in various treaties, laws and regulations that are intended to limit carbon emissions and address other environmental concerns. These and other laws may cause energy or other costs at our properties to increase. We do not expect the direct impact of these increases to be material to our results of operations, because the increased costs either would be the responsibility of our tenants directly or in the longer term, passed through and paid by tenants of our leased properties and residents at our managed senior living communities. Although we do not believe it is likely in the foreseeable future, laws enacted to mitigate climate change may make some of our buildings obsolete or cause us to make material investments in our properties, which could materially and adversely affect our financial condition or the financial condition of our tenants or managers and their ability to pay rent or returns to us. For more information regarding climate change and other environmental matters and their possible adverse impact on us, see "Risk Factors—Risks Related to Our Business—Ownership of real estate is subject to environmental risks," "Risk Factors—Risks Related to Our Business—Ownership of real estate is subject to risks from adverse weather and climate events" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of Climate Change".

Board Diversity

As of December 31, 2022, our Board of Trustees was comprised of seven Trustees, of which five were independent trustees. Our Board of Trustees is comprised of approximately 29% women and approximately 14% members of underrepresented minorities.

Insurance

We or our tenants are generally responsible for the costs of insurance coverage for our properties and the operations conducted on them, including for casualty, liability, fire, extended coverage and rental or business interruption losses. Either we purchase the insurance ourselves and, except in the case of our managed senior living communities, our tenants are required to reimburse us, or the tenants buy the insurance directly and are required to list us as an insured party.

Internet Website

Our internet website address is www.dhcreit.com. Copies of our governance guidelines, our code of business conduct and ethics, or our Code of Conduct, and the charters of our audit, compensation and nominating and governance committees are posted on our website and also may be obtained free of charge by writing to our Secretary, Diversified Healthcare Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634. We also have a policy outlining procedures for handling concerns or complaints about accounting, internal accounting controls or auditing matters and a governance hotline accessible on our website that shareholders can use to report concerns or complaints about accounting, internal accounting controls or auditing matters or violations or possible violations of our Code of Conduct. We make available, free of charge, through the "Investors" section of our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after these forms are filed with, or furnished to, the Securities and Exchange Commission, or SEC. Any material we file with or furnish to the SEC is also maintained on the SEC website, www.sec.gov. Security holders may send communications to our Board of Trustees or individual Trustees by writing to the party for whom the communication is intended at c/o Secretary, Diversified Healthcare Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634 or by email at secretary@dhcreit.com. Our website address is included several times in this Annual Report on Form 10-K as a textual reference only. The information on or accessible through our website is not incorporated by reference into this Annual Report on Form 10-K or other documents we file with, or furnish to, the SEC. We intend to use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Those disclosures will be included on our website in the "Investors" section. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

<u>Segment Information</u>

As of December 31, 2022, we had two reporting segments: Office Portfolio and SHOP. Non-aggregated assets are classified as "non-segment" and include corporate assets and liabilities, certain triple net leased senior living communities and wellness centers. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Annual Report on Form 10-K and our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary of material United States federal income tax considerations is based on existing law and is limited to investors who own our shares as investment assets rather than as inventory or as property used in a trade or business. The summary does not discuss all of the particular tax considerations that might be relevant to you if you are subject to special rules under federal income tax law, for example if you are:

- a bank, insurance company or other financial institution;

- a regulated investment company or REIT;

- a subchapter S corporation;

- a broker, dealer or trader in securities or foreign currencies;

- a person who marks-to-market our shares for U.S. federal income tax purposes;

- a U.S. shareholder (as defined below) that has a functional currency other than the U.S. dollar;

- a person who acquires or owns our shares in connection with employment or other performance of services;

- a person subject to alternative minimum tax;

- a person who acquires or owns our shares as part of a straddle, hedging transaction, constructive sale transaction, constructive ownership transaction or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction;

- a person who owns 10% or more (by vote or value, directly or constructively under the United States Internal Revenue Code of 1986, as amended, or the IRC) of any class of our shares;

- a U.S. expatriate;

- a non-U.S. shareholder (as defined below) whose investment in our shares is effectively connected with the conduct of a trade or business in the United States;

- a nonresident alien individual present in the United States for 183 days or more during an applicable taxable year;

- a "qualified shareholder" (as defined in Section 897(k)(3)(A) of the IRC);

- a "qualified foreign pension fund" (as defined in Section 897(l)(2) of the IRC) or any entity wholly owned by one or more qualified foreign pension funds;

- a non-U.S. shareholder that is a passive foreign investment company or controlled foreign corporation;

- a person subject to special tax accounting rules as a result of their use of applicable financial statements (within the meaning of Section 451(b)(3) of the IRC); or

- except as specifically described in the following summary, a trust, estate, tax-exempt entity or foreign person.

The sections of the IRC that govern the federal income tax qualification and treatment of a REIT and its shareholders are complex. This presentation is a summary of applicable IRC provisions, related rules and regulations, and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Future legislative, judicial or administrative actions or decisions could also affect the accuracy of statements made in this summary. We have not received a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to any matter described in this summary, and we cannot be sure that the IRS or a court will agree with all of the statements made in this summary. The IRS could, for example, take a different position from that described in this summary with respect to our acquisitions, operations, valuations, restructurings or other matters, which, if a court agreed, could result in significant tax liabilities for applicable parties. In addition, this summary is not exhaustive of all possible tax considerations and does not discuss any estate, gift, state, local or foreign tax considerations. For all these reasons, we urge you and any holder of or prospective acquiror of our shares to consult with a tax advisor about the federal income tax and other tax consequences of the acquisition, ownership and disposition of our shares. Our intentions and beliefs described in this summary are based upon our understanding of applicable laws and regulations that are in effect as of the date of this Annual Report on Form 10-K. If new laws or regulations are enacted which impact us directly or indirectly, we may change our intentions or beliefs.

Your federal income tax consequences generally will differ depending on whether or not you are a "U.S. shareholder." For purposes of this summary, a "U.S. shareholder" is a beneficial owner of our shares that is:

- an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws;

- an entity treated as a corporation for federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is subject to federal income taxation regardless of its source; or

- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, to the extent provided in Treasury regulations, a trust in existence on August 20, 1996 that has elected to be treated as a domestic trust;

whose status as a U.S. shareholder is not overridden by an applicable tax treaty. Conversely, a "non-U.S. shareholder" is a beneficial owner of our shares that is not an entity (or other arrangement) treated as a partnership for federal income tax purposes and is not a U.S. shareholder.

If any entity (or other arrangement) treated as a partnership for federal income tax purposes holds our shares, the tax treatment of a partner in the partnership generally will depend upon the tax status of the partner and the activities of the partnership. Any entity (or other arrangement) treated as a partnership for federal income tax purposes that is a holder of our shares and the partners in such a partnership (as determined for federal income tax purposes) are urged to consult their own tax advisors about the federal income tax consequences and other tax consequences of the acquisition, ownership and disposition of our shares.

Taxation as a REIT

We have elected to be taxed as a REIT under Sections 856 through 860 of the IRC, commencing with our 1999 taxable year. Our REIT election, assuming continuing compliance with the then applicable qualification tests, has continued and will continue in effect for subsequent taxable years. Although we cannot be sure, we believe that from and after our 1999 taxable year we have been organized and have operated, and will continue to be organized and to operate, in a manner that qualified us and will continue to qualify us to be taxed as a REIT under the IRC.

As a REIT, we generally are not subject to federal income tax on our net income distributed as dividends to our shareholders. Distributions to our shareholders generally are included in our shareholders' income as dividends to the extent of our available current or accumulated earnings and profits. Our dividends are not generally entitled to the preferential tax rates on qualified dividend income, but a portion of our dividends may be treated as capital gain dividends or as qualified dividend income, all as explained below. In addition, for taxable years beginning before 2026 and pursuant to the deduction-without-outlay mechanism of Section 199A of the IRC, our noncorporate U.S. shareholders that meet specified holding period requirements are generally eligible for lower effective tax rates on our dividends that are not treated as capital gain dividends or as qualified dividend income. No portion of any of our dividends is eligible for the dividends received deduction for corporate shareholders. Distributions in excess of our current or accumulated earnings and profits generally are treated for federal income tax purposes as returns of capital to the extent of a recipient shareholder's basis in our shares, and will reduce this basis. Our current or accumulated earnings and profits are generally allocated first to distributions made on our preferred shares, of which there are none outstanding at this time, and thereafter to distributions made on our common shares. For all these purposes, our distributions include cash distributions, any in kind distributions of property that we might make, and deemed or constructive distributions resulting from capital market activities (such as some redemptions), as described below.

Our counsel, Sullivan & Worcester LLP, is of the opinion that we have been organized and have qualified for taxation as a REIT under the IRC for our 1999 through 2022 taxable years, and that our current and anticipated investments and plan of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the IRC. Our counsel's opinions are conditioned upon the assumption that our leases, our declaration of trust, and all other legal documents to which we have been or are a party have been and will be complied with by all parties to those documents, upon the accuracy and completeness of the factual matters described in this Annual Report on Form 10-K and upon representations made by us to our counsel as to certain factual matters relating to our organization and operations and our expected manner of operation. If this assumption or a description or representation is inaccurate or incomplete, our counsel's opinions may be adversely affected and may not be relied upon. The opinions of our counsel are based upon the law as it exists today, but the law may change in the future, possibly with retroactive effect. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, neither Sullivan & Worcester LLP nor we can be sure that we will qualify as or be taxed as a REIT for any particular year. Any opinion of Sullivan & Worcester LLP as to our qualification or taxation as a REIT will be expressed as of the date issued. Our counsel will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. Also, the opinions of our counsel are not binding on either the IRS or a court, and either could take a position different from that expressed by our counsel.

Our continued qualification and taxation as a REIT will depend upon our compliance with various qualification tests imposed under the IRC and summarized below. While we believe that we have satisfied and will satisfy these tests, our counsel does not review compliance with these tests on a continuing basis. If we fail to qualify for taxation as a REIT in any year, then we will be subject to federal income taxation as if we were a corporation taxed under subchapter C of the IRC, or a C corporation, and our shareholders will be taxed like shareholders of a regular C corporation, meaning that federal income tax generally will be applied at both the corporate and shareholder levels. In this event, we could be subject to significant tax liabilities, and the amount of cash available for distribution to our shareholders could be reduced or eliminated.

If we continue to qualify for taxation as a REIT and meet the tests described below, then we generally will not pay federal income tax on amounts that we distribute to our shareholders. However, even if we continue to qualify for taxation as a REIT, we may still be subject to federal tax in the following circumstances, as described below:

- We will be taxed at regular corporate income tax rates on any undistributed "real estate investment trust taxable income," determined by including our undistributed ordinary income and net capital gains, if any. We may elect to retain and pay income tax on our net capital gain. In addition, if we so elect by making a timely designation to our shareholders, a shareholder would be taxed on its proportionate share of our undistributed capital gain and would generally be expected to receive a credit or refund for its proportionate share of the tax we paid.

- If we have net income from the disposition of "foreclosure property," as described in Section 856(e) of the IRC, that is held primarily for sale to customers in the ordinary course of a trade or business or other nonqualifying income from foreclosure property, we will be subject to tax on this income at the highest regular corporate income tax rate.

- If we have net income from "prohibited transactions"—that is, dispositions at a gain of inventory or property held primarily for sale to customers in the ordinary course of a trade or business other than dispositions of foreclosure property and other than dispositions excepted by statutory safe harbors—we will be subject to tax on this income at a 100% rate.

- If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, due to reasonable cause and not due to willful neglect, but nonetheless maintain our qualification for taxation as a REIT because of specified cure provisions, we will be subject to tax at a 100% rate on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, with adjustments, multiplied by a fraction intended to reflect our profitability for the taxable year.

- If we fail to satisfy any of the REIT asset tests described below (other than a de minimis failure of the 5% or 10% asset tests) due to reasonable cause and not due to willful neglect, but nonetheless maintain our qualification for taxation as a REIT because of specified cure provisions, we will be subject to a tax equal to the greater of $50,000 or the highest regular corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail the test.

- If we fail to satisfy any provision of the IRC that would result in our failure to qualify for taxation as a REIT (other than violations of the REIT gross income tests or violations of the REIT asset tests described below) due to reasonable cause and not due to willful neglect, we may retain our qualification for taxation as a REIT but will be subject to a penalty of $50,000 for each failure.

- If we fail to distribute for any calendar year at least the sum of 85% of our REIT ordinary income for that year, 95% of our REIT capital gain net income for that year and any undistributed taxable income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amounts actually distributed.

- If we acquire a REIT asset where our adjusted tax basis in the asset is determined by reference to the adjusted tax basis of the asset in the hands of a C corporation, under specified circumstances we may be subject to federal income taxation on all or part of the built-in gain (calculated as of the date the property ceased being owned by the C corporation) on such asset. We generally do not expect to sell assets if doing so would result in the imposition of a material built-in gains tax liability; but if and when we do sell assets that may have associated built-in gains tax exposure, then we expect to make appropriate provision for the associated tax liabilities on our financial statements.

- If we acquire a corporation in a transaction where we succeed to its tax attributes, to preserve our qualification for taxation as a REIT we must generally distribute all of the C corporation earnings and profits inherited in that acquisition, if any, no later than the end of our taxable year in which the acquisition occurs. However, if we fail to do so, relief provisions would allow us to maintain our qualification for taxation as a REIT provided we distribute any subsequently discovered C corporation earnings and profits and pay an interest charge in respect of the period of delayed distribution.

- Our subsidiaries that are C corporations, including our TRSs, generally will be required to pay federal corporate income tax on their earnings, and a 100% tax may be imposed on any transaction between us and one of our TRSs that does not reflect arm's length terms.

- As discussed below, we are invested in real estate through subsidiaries that we believe qualify for taxation as REITs. If it is determined that one of these entities failed to qualify for taxation as a REIT, we may fail one or more of the REIT asset tests. In such case, we expect that we would be able to avail ourselves of the relief provisions described below, but would be subject to a tax equal to the greater of $50,000 or the highest regular corporate income tax rate multiplied by the net income we earned from this subsidiary.

If we fail to qualify for taxation as a REIT in any year, then we will be subject to federal income tax in the same manner as a regular C corporation. Further, as a regular C corporation, distributions to our shareholders will not be deductible by us, nor will distributions be required under the IRC. Also, to the extent of our current and accumulated earnings and profits, all distributions to our shareholders will generally be taxable as ordinary dividends potentially eligible for the preferential tax rates discussed below under the heading "—Taxation of Taxable U.S. Shareholders" and, subject to limitations in the IRC, will be potentially eligible for the dividends received deduction for corporate shareholders. Finally, we will generally be disqualified from taxation as a REIT for the four taxable years following the taxable year in which the termination of our REIT status is effective. Our failure to qualify for taxation as a REIT for even one year could result in us reducing or eliminating distributions to our shareholders, or in us incurring substantial indebtedness or liquidating substantial investments in order to pay the resulting corporate-level income taxes. Relief provisions under the IRC may allow us to continue to qualify for taxation as a REIT even if we fail to comply with various REIT requirements, all as discussed in more detail below. However, it is impossible to state whether in any particular circumstance we would be entitled to the benefit of these relief provisions.

REIT Qualification Requirements

General Requirements. Section 856(a) of the IRC defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) that would be taxable, but for Sections 856 through 859 of the IRC, as a domestic C corporation;

(4) that is not a financial institution or an insurance company subject to special provisions of the IRC;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) that is not "closely held," meaning that during the last half of each taxable year, not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer "individuals" (as defined in the IRC to include specified tax-exempt entities); and

(7) that meets other tests regarding the nature of its income and assets and the amount of its distributions, all as described below.

Section 856(b) of the IRC provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Although we cannot be sure, we believe that we have met conditions (1) through (7) during each of the requisite periods ending on or before the close of our most recently completed taxable year, and that we will continue to meet these conditions in our current and future taxable years. To help comply with condition (6), our declaration of trust restricts transfers of our shares that would otherwise result in concentrated ownership positions. These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will in all cases be able to continue to satisfy, the share ownership requirements described in condition (6). If we comply with applicable Treasury regulations to ascertain the ownership of our outstanding shares and do not know, or by exercising reasonable diligence would not have known, that we failed condition (6), then we will be treated as having met condition (6). Accordingly, we have complied and will continue to comply with these regulations, including by requesting annually from holders of significant percentages of our shares information regarding the ownership of our shares. Under our declaration of trust, our shareholders are required to respond to these requests for information. A shareholder that fails or refuses to comply with the request is required by Treasury regulations to submit a statement with its federal income tax return disclosing its actual ownership of our shares and other information.

For purposes of condition (6), an "individual" generally includes a natural person, a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit-sharing trust. As a result, REIT shares owned by an entity that is not an "individual" are considered to be owned by the direct and indirect owners of the entity that are individuals (as so defined), rather than to be owned by the entity itself. Similarly, REIT shares held by a qualified pension plan or profit-sharing trust are treated as held directly by the individual beneficiaries in proportion to their actuarial interests in such plan or trust. Consequently, five or fewer such trusts could own more than 50% of the interests in an entity without jeopardizing that entity's qualification for taxation as a REIT.

The IRC provides that we will not automatically fail to qualify for taxation as a REIT if we do not meet conditions (1) through (6), provided we can establish that such failure was due to reasonable cause and not due to willful neglect. Each such excused failure will result in the imposition of a $50,000 penalty instead of REIT disqualification. This relief provision may apply to a failure of the applicable conditions even if the failure first occurred in a year prior to the taxable year in which the failure was discovered.

Our Wholly Owned Subsidiaries and Our Investments Through Partnerships. Except in respect of a TRS as discussed below, Section 856(i) of the IRC provides that any corporation, 100% of whose stock is held by a REIT and its disregarded subsidiaries, is a qualified REIT subsidiary and shall not be treated as a separate corporation for U.S. federal income tax purposes. The assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as the REIT's. We believe that each of our direct and indirect wholly owned subsidiaries, other than the TRSs discussed below (and entities whose equity is owned in whole or in part by such TRSs), will be either a qualified REIT subsidiary within the meaning of Section 856(i)(2) of the IRC or a noncorporate entity that for federal income tax purposes is not treated as separate from its owner under Treasury regulations issued under Section 7701 of the IRC, each such entity referred to as a QRS. Thus, in applying all of the REIT qualification requirements described in this summary, all assets, liabilities and items of income, deduction and credit of our QRSs are treated as ours, and our investment in the stock and other securities of such QRSs will be disregarded.

We have invested and may in the future invest in real estate through one or more entities that are treated as partnerships for federal income tax purposes. In the case of a REIT that is a partner in a partnership, Treasury regulations under the IRC provide that, for purposes of the REIT qualification requirements regarding income and assets described below, the REIT is generally deemed to own its proportionate share, based on respective capital interests, of the income and assets of the partnership (except that for purposes of the 10% value test, described below, the REIT's proportionate share of the partnership's assets is based on its proportionate interest in the equity and specified debt securities issued by the partnership). In addition, for these purposes, the character of the assets and items of gross income of the partnership generally remains the same in the hands of the REIT. In contrast, for purposes of the distribution requirements discussed below, we must take into account as a partner our share of the partnership's income as determined under the general federal income tax rules governing partners and partnerships under Subchapter K of the IRC.

Subsidiary REITs. We indirectly own real estate through subsidiaries that we believe have qualified and will remain qualified for taxation as REITs under the IRC, and we may in the future invest in real estate through one or more other subsidiary entities that are intended to qualify for taxation as REITs. When a subsidiary qualifies for taxation as a REIT separate and apart from its REIT parent, the subsidiary's shares are qualifying real estate assets for purposes of the REIT parent's 75% asset test described below. However, failure of the subsidiary to separately satisfy the various REIT qualification requirements described in this summary or that are otherwise applicable (and failure to qualify for the applicable relief provisions) would generally result in (a) the subsidiary being subject to regular U.S. corporate income tax, as described above, and (b) the REIT parent's ownership in the subsidiary (i) ceasing to be qualifying real estate assets for purposes of the 75% asset test and (ii) becoming subject to the 5% asset test, the 10% vote test and the 10% value test, each as described below, generally applicable to a REIT's ownership in corporations other than REITs and TRSs. In such a situation, the REIT parent's own qualification and taxation as a REIT could be jeopardized on account of the subsidiary's failure cascading up to the REIT parent, all as described below under the heading "—Asset Tests".

We have joined with our subsidiary REITs in filing protective TRS elections, and we may continue to annually make such elections unless and until our ownership of these subsidiaries falls below 10%. Pursuant to these protective TRS elections, we believe that if one of these subsidiaries is not a REIT for some reason, then that subsidiary would instead be considered one of our TRSs, and as such its value would fit within our REIT gross asset tests described below. We expect to make similar protective TRS elections with respect to any other subsidiary REIT that we form or acquire and may implement other protective arrangements intended to avoid a cascading REIT failure if any of our intended subsidiary REITs were not to qualify for taxation as a REIT, but we cannot be sure that such protective elections or other arrangements will be effective to avoid or mitigate the resulting adverse consequences to us. We do not expect protective TRS elections to impact our compliance with the 75% and 95% gross income tests described below, because we do not expect our gains and dividends from a subsidiary REIT's shares to jeopardize compliance with these tests even if for some reason the subsidiary is not a REIT.

Taxable REIT Subsidiaries.   As a REIT, we are permitted to own any or all of the securities of a TRS, provided that no more than 20% of the total value of our assets, at the close of each quarter, is comprised of our investments in the stock or other securities of our TRSs. Very generally, a TRS is a subsidiary corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with such REIT to be treated as a TRS. A TRS is taxed as a regular C corporation, separate and apart from any affiliated REIT. Our ownership of stock and other securities in our TRSs is exempt from the 5% asset test, the 10% vote test and the 10% value test discussed below. Among other requirements, a TRS of ours must:

(1)   not directly or indirectly operate or manage a lodging facility or a health care facility; and

(2)   not directly or indirectly provide to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, except that in limited circumstances a subfranchise, sublicense or similar right can be granted to an independent contractor to operate or manage a lodging facility or a health care facility.

In addition, any corporation (other than a REIT and other than a QRS) in which a TRS directly or indirectly owns more than 35% of the voting power or value of the outstanding securities is automatically a TRS (excluding, for this purpose, certain "straight debt" securities). Subject to the discussion below, we believe that we and each of our TRSs have complied with, and will continue to comply with, the requirements for TRS status at all times during which the subsidiary's TRS election is intended to be in effect, and we believe that the same will be true for any TRS that we later form or acquire.

As discussed below, TRSs can perform services for our tenants without disqualifying the rents we receive from those tenants under the 75% gross income test or the 95% gross income test discussed below. Moreover, because our TRSs are taxed as C corporations that are separate from us, their assets, liabilities and items of income, deduction and credit generally are not imputed to us for purposes of the REIT qualification requirements described in this summary. Therefore, our TRSs may generally conduct activities that would be treated as prohibited transactions or would give rise to nonqualified income if conducted by us directly. Additionally, while a REIT is generally limited in its ability to earn qualifying rental income from a TRS, a REIT can earn qualifying rental income from the lease of a qualified health care property to a TRS if an eligible independent contractor operates the facility, as discussed more fully below.

Restrictions and sanctions are imposed on TRSs and their affiliated REITs to ensure that the TRSs will be subject to an appropriate level of federal income taxation. For example, if a TRS pays interest, rent or other amounts to its affiliated REIT in an amount that exceeds what an unrelated third party would have paid in an arm's length transaction, then the REIT generally will be subject to an excise tax equal to 100% of the excessive portion of the payment. Further, if in comparison to an arm's length transaction, a third-party tenant has overpaid rent to the REIT in exchange for underpaying the TRS for services rendered, and if the REIT has not adequately compensated the TRS for services provided to or on behalf of the third-party tenant, then the REIT may be subject to an excise tax equal to 100% of the undercompensation to the TRS. A safe harbor exception to this excise tax applies if the TRS has been compensated at a rate at least equal to 150% of its direct cost in furnishing or rendering the service. Finally, the 100% excise tax also applies to the underpricing of services provided by a TRS to its affiliated REIT in contexts where the services are unrelated to services for REIT tenants. We cannot be sure that arrangements involving our TRSs will not result in the imposition of one or more of these restrictions or sanctions, but we do not believe that we or our TRSs are or will be subject to these impositions.

Income Tests.   We must satisfy two gross income tests annually to maintain our qualification for taxation as a REIT. First, at least 75% of our gross income for each taxable year must be derived from investments relating to real property, including "rents from real property" within the meaning of Section 856(d) of the IRC, interest and gain from mortgages on real property or on interests in real property, income and gain from foreclosure property, gain from the sale or other disposition of real property (including specified ancillary personal property treated as real property under the IRC), or dividends on and gain from the sale or disposition of shares in other REITs (but excluding in all cases any gains subject to the 100% tax on prohibited transactions). When we receive new capital in exchange for our shares or in a public offering of our five-year or longer debt instruments, income attributable to the temporary investment of this new capital in stock or a debt instrument, if received or accrued within one year of our receipt of the new capital, is generally also qualifying income under the 75% gross income test. Second, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business, income and gain from specified "hedging transactions" that are clearly and timely identified as such, and income from the repurchase or discharge of indebtedness is excluded from both the numerator and the denominator in both gross income tests. In addition, specified foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

In order to qualify as "rents from real property" within the meaning of Section 856(d) of the IRC, several requirements must be met:

- The amount of rent received generally must not be based on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

- Rents generally do not qualify if the REIT owns 10% or more by vote or value of stock of the tenant (or 10% or more of the interests in the assets or net profits of the tenant, if the tenant is not a corporation), whether directly or after application of attribution rules. We generally do not intend to lease property to any party if rents from that property would not qualify as "rents from real property," but application of the 10% ownership rule is dependent upon complex attribution rules and circumstances that may be beyond our control. Our declaration of trust generally disallows transfers or purported acquisitions, directly or by attribution, of our shares to the extent necessary to maintain our qualification for taxation as a REIT under the IRC. Nevertheless, we cannot be sure that these restrictions will be effective to prevent our qualification for taxation as a REIT from being jeopardized under the 10% affiliated tenant rule. Furthermore, we cannot be sure that we will be able to monitor and enforce these restrictions, nor will our shareholders necessarily be aware of ownership of our shares attributed to them under the IRC's attribution rules.

- There is a limited exception to the above prohibition on earning "rents from real property" from a 10% affiliated tenant where the tenant is a TRS. If at least 90% of the leased space of a property is leased to tenants other than TRSs and 10% affiliated tenants, and if the TRS's rent to the REIT for space at that property is substantially comparable to the rents paid by nonaffiliated tenants for comparable space at the property, then otherwise qualifying rents paid by the TRS to the REIT will not be disqualified on account of the rule prohibiting 10% affiliated tenants.

- There is an additional exception to the above prohibition on earning "rents from real property" from a 10% affiliated tenant. For this additional exception to apply, a real property interest in a "qualified health care property" must be leased by the REIT to its TRS, and the facility must be operated on behalf of the TRS by a person who is an "eligible independent contractor," all as described in Sections 856(d)(8)-(9) and 856(e)(6)(D) of the IRC. As described below, we believe our leases with our TRSs have satisfied and will continue to satisfy these requirements.

- In order for rents to qualify, a REIT generally must not manage the property or furnish or render services to the tenants of the property, except through an independent contractor from whom it derives no income or through one of its TRSs. There is an exception to this rule permitting a REIT to perform customary management and tenant services of the sort that a tax-exempt organization could perform without being considered in receipt of "unrelated business taxable income" as defined in Section 512(b)(3) of the IRC, or UBTI. In addition, a *de minimis* amount of noncustomary services provided to tenants will not disqualify income as "rents from real property" as long as the value of the impermissible tenant services does not exceed 1% of the gross income from the property.

- If rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as "rents from real property;" if this 15% threshold is exceeded, then the rent attributable to personal property will not so qualify. The portion of rental income treated as attributable to personal property is determined according to the ratio of the fair market value of the personal property to the total fair market value of the real and personal property that is rented.

- In addition, "rents from real property" includes both charges we receive for services customarily rendered in connection with the rental of comparable real property in the same geographic area, even if the charges are separately stated, as well as charges we receive for services provided by our TRSs when the charges are not separately stated. Whether separately stated charges received by a REIT for services that are not geographically customary and provided by a TRS are included in "rents from real property" has not been addressed clearly by the IRS in published authorities; however, our counsel, Sullivan & Worcester LLP, is of the opinion that, although the matter is not free from doubt, "rents from real property" also includes charges we receive for services provided by our TRSs when the charges are separately stated, even if the services are not geographically customary. Accordingly, we believe that our revenues from TRS-provided services, whether the charges are separately stated or not, qualify as "rents from real property" because the services satisfy the geographically customary standard, because the services have been provided by a TRS, or for both reasons.

We believe that all or substantially all of our rents and related service charges have qualified and will continue to qualify as "rents from real property" for purposes of Section 856 of the IRC.

Absent the "foreclosure property" rules of Section 856(e) of the IRC, a REIT's receipt of active, nonrental gross income from a property would not qualify under the 75% and 95% gross income tests. But as foreclosure property, the active, nonrental gross income from the property would so qualify. Foreclosure property is generally any real property, including interests in real property, and any personal property incident to such real property:

- that is acquired by a REIT as a result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or when default was imminent on a lease of such property or on indebtedness that such property secured;

- for which any related loan acquired by the REIT was acquired at a time when the default was not imminent or anticipated; and

- for which the REIT makes a proper election to treat the property as foreclosure property.

Any gain that a REIT recognizes on the sale of foreclosure property held as inventory or primarily for sale to customers, plus any income it receives from foreclosure property that would not otherwise qualify under the 75% gross income test in the absence of foreclosure property treatment, reduced by expenses directly connected with the production of those items of income, would be subject to federal income tax at the highest regular corporate income tax rate under the foreclosure property income tax rules of Section 857(b)(4) of the IRC. Thus, if a REIT should lease foreclosure property in exchange for rent that qualifies as "rents from real property" as described above, then that rental income is not subject to the foreclosure property income tax.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is obtained from the IRS. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

- on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test (disregarding income from foreclosure property), or any nonqualified income under the 75% gross income test is received or accrued by the REIT, directly or indirectly, pursuant to a lease entered into on or after such day;

- on which any construction takes place on the property, other than completion of a building or any other improvement where more than 10% of the construction was completed before default became imminent and other than specifically exempted forms of maintenance or deferred maintenance; or

- which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income or a TRS.

Other than sales of foreclosure property, any gain that we realize on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business, together known as dealer gains, may be treated as income from a prohibited transaction that is subject to a penalty tax at a 100% rate. The 100% tax does not apply to gains from the sale of property that is held through a TRS, although such income will be subject to tax in the hands of the TRS at regular corporate income tax rates; we may therefore utilize our TRSs in transactions in which we might otherwise recognize dealer gains. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding each particular transaction. Sections 857(b)(6)(C) and (E) of the IRC provide safe harbors pursuant to which limited sales of real property held for at least two years and meeting specified additional requirements will not be treated as prohibited transactions. However, compliance with the safe harbors is not always achievable in practice. We attempt to structure our activities to avoid transactions that are prohibited transactions, or otherwise conduct such activities through TRSs; but, we cannot be sure whether or not the IRS might successfully assert that we are subject to the 100% penalty tax with respect to any particular transaction. Gains subject to the 100% penalty tax are excluded from the 75% and 95% gross income tests, whereas real property gains that are not dealer gains or that are exempted from the 100% penalty tax on account of the safe harbors are considered qualifying gross income for purposes of the 75% and 95% gross income tests.

We believe that any gain that we have recognized, or will recognize, in connection with our disposition of assets and other transactions, including through any partnerships, will generally qualify as income that satisfies the 75% and 95% gross income tests, and will not be dealer gains or subject to the 100% penalty tax. This is because our general intent has been and is to: (a) own our assets for investment (including through joint ventures) with a view to long-term income production and capital appreciation; (b) engage in the business of developing, owning, leasing and managing our existing properties and acquiring, developing, owning, leasing and managing new properties; and (c) make occasional dispositions of our assets consistent with our long-term investment objectives.

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test in any taxable year, we may nevertheless qualify for taxation as a REIT for that year if we satisfy the following requirements: (a) our failure to meet the test is due to reasonable cause and not due to willful neglect; and (b) after we identify the failure, we file a schedule describing each item of our gross income included in the 75% gross income test or the 95% gross income test for that taxable year. Even if this relief provision does apply, a 100% tax is imposed upon the greater of the amount by which we failed the 75% gross income test or the amount by which we failed the 95% gross income test, with adjustments, multiplied by a fraction intended to reflect our profitability for the taxable year. This relief provision may apply to a failure of the applicable income tests even if the failure first occurred in a year prior to the taxable year in which the failure was discovered.

Based on the discussion above, we believe that we have satisfied, and will continue to satisfy, the 75% and 95% gross income tests outlined above on a continuing basis beginning with our first taxable year as a REIT.

Asset Tests.   At the close of each calendar quarter of each taxable year, we must also satisfy the following asset percentage tests in order to qualify for taxation as a REIT for federal income tax purposes:

- At least 75% of the value of our total assets must consist of "real estate assets," defined as real property (including interests in real property and interests in mortgages on real property or on interests in real property), ancillary personal property to the extent that rents attributable to such personal property are treated as rents from real property in accordance with the rules described above, cash and cash items, shares in other REITs, debt instruments issued by "publicly offered REITs" as defined in Section 562(c)(2) of the IRC, government securities and temporary investments of new capital (that is, any stock or debt instrument that we hold that is attributable to any amount received by us (a) in exchange for our shares or (b) in a public offering of our five-year or longer debt instruments, but in each case only for the one-year period commencing with our receipt of the new capital).

- Not more than 25% of the value of our total assets may be represented by securities other than those securities that count favorably toward the preceding 75% asset test.

- Of the investments included in the preceding 25% asset class, the value of any one non-REIT issuer's securities that we own may not exceed 5% of the value of our total assets. In addition, we may not own more than 10% of the vote or value of any one non-REIT issuer's outstanding securities, unless the securities are "straight debt" securities or otherwise excepted as discussed below. Our stock and other securities in a TRS are exempted from these 5% and 10% asset tests.

- Not more than 20% of the value of our total assets may be represented by stock or other securities of our TRSs.

- Not more than 25% of the value of our total assets may be represented by "nonqualified publicly offered REIT debt instruments" as defined in Section 856(c)(5)(L)(ii) of the IRC.

Our counsel, Sullivan & Worcester LLP, is of the opinion that, although the matter is not free from doubt, our investments in the equity or debt of a TRS of ours, to the extent that and during the period in which they qualify as temporary investments of new capital, will be treated as real estate assets, and not as securities, for purposes of the above REIT asset tests.

The above REIT asset tests must be satisfied at the close of each calendar quarter of each taxable year as a REIT. After a REIT meets the asset tests at the close of any quarter, it will not lose its qualification for taxation as a REIT in any subsequent quarter solely because of fluctuations in the values of its assets. This grandfathering rule may be of limited benefit to a REIT such as us that makes periodic acquisitions of both qualifying and nonqualifying REIT assets. When a failure to satisfy the above asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within thirty days after the close of that quarter.

In addition, if we fail the 5% asset test, the 10% vote test or the 10% value test at the close of any quarter and we do not cure such failure within thirty days after the close of that quarter, that failure will nevertheless be excused if (a) the failure is de minimis and (b) within six months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy the 5% asset test, the 10% vote test and the 10% value test. For purposes of this relief provision, the failure will be de minimis if the value of the assets causing the failure does not exceed the lesser of (a) 1% of the total value of our assets at the end of the relevant quarter or (b) $10,000,000. If our failure is not de minimis, or if any of the other REIT asset tests have been violated, we may nevertheless qualify for taxation as a REIT if (a) we provide the IRS with a description of each asset causing the failure, (b) the failure was due to reasonable cause and not willful neglect, (c) we pay a tax equal to the greater of (1) $50,000 or (2) the highest regular corporate income tax rate imposed on the net income generated by the assets causing the failure during the period of the failure, and (d) within six months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy all of the REIT asset tests. These relief provisions may apply to a failure of the applicable asset tests even if the failure first occurred in a year prior to the taxable year in which the failure was discovered.

The IRC also provides an excepted securities safe harbor to the 10% value test that includes among other items (a) "straight debt" securities, (b) specified rental agreements in which payment is to be made in subsequent years, (c) any obligation to pay "rents from real property," (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of or payments from a nongovernmental entity, and (e) any security issued by another REIT. In addition, any debt instrument issued by an entity classified as a partnership for federal income tax purposes, and not otherwise excepted from the definition of a security for purposes of the above safe harbor, will not be treated as a security for purposes of the 10% value test if at least 75% of the partnership's gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test.

We have maintained and will continue to maintain records of the value of our assets to document our compliance with the above asset tests and intend to take actions as may be required to cure any failure to satisfy the tests within thirty days after the close of any quarter or within the six month periods described above.

Based on the discussion above, we believe that we have satisfied, and will continue to satisfy, the REIT asset tests outlined above on a continuing basis beginning with our first taxable year as a REIT.

Our Relationship with AlerisLife. We currently own (directly and indirectly through one of our TRSs) less than 35% of the outstanding common shares of AlerisLife (which are currently the subject of the tender offer described elsewhere in this Annual Report on Form 10-K). We have not elected to treat AlerisLife as a TRS, and it is not otherwise an automatic TRS because no TRS of ours owns more than 35% of AlerisLife. This structure for our AlerisLife ownership permits our continued engagement of a corporate subsidiary of AlerisLife to manage health care facilities leased to our TRSs, as described below in greater detail. For further information regarding our relationship with AlerisLife, see Note 8 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Our Relationship with Our Taxable REIT Subsidiaries. We currently own properties that we purchased to be leased to our TRSs or which are being leased to our TRSs as a result of modifications to, or expirations of, a prior lease, all as agreed to by applicable parties. For example, in connection with past lease defaults and expirations, we have terminated occupancy of some of our health care properties by the defaulting or expiring tenants and immediately leased these properties to our TRSs and entered into other third-party management agreements for these properties. We may from time to time lease additional health care properties to our TRSs.

In lease transactions involving our TRSs, our general intent is for the rents paid to us by the TRS to qualify as "rents from real property" under the REIT gross income tests summarized above. In order for this to be the case, the manager operating the leased property on behalf of the applicable TRS must be an "eligible independent contractor" within the meaning of Section 856(d)(9)(A) of the IRC, and the properties leased to the TRS must be "qualified health care properties" within the meaning of Section 856(e)(6)(D) of the IRC. Qualified health care properties are defined as health care facilities and other properties necessary or incidental to the use of a health care facility.

For these purposes, a contractor qualifies as an "eligible independent contractor" if it is less than 35% affiliated with the REIT and, at the time the contractor enters into the agreement with the TRS to operate the qualified health care property, that contractor or any person related to that contractor is actively engaged in the trade or business of operating qualified health care properties for persons unrelated to the TRS or its affiliated REIT. For these purposes, an otherwise eligible independent contractor is not disqualified from that status on account of (a) the TRS bearing the expenses of the operation of the qualified health care property, (b) the TRS receiving the revenues from the operation of the qualified health care property, net of expenses for that operation and fees payable to the eligible independent contractor, or (c) the REIT receiving income from the eligible independent contractor pursuant to a preexisting or otherwise grandfathered lease of another property.

We have engaged as an intended eligible independent contractor a particular corporate subsidiary of AlerisLife. This contractor and its affiliates are actively engaged in the trade or business of operating qualified health care properties for their own accounts, including pursuant to management contracts among themselves; however, this contractor and its affiliates have few if any management contracts for qualified health care properties with third parties other than us and our TRSs. Based on a plain reading of the statute as well as applicable legislative history, our counsel, Sullivan & Worcester LLP, has opined that this intended eligible independent contractor should in fact so qualify. If the IRS or a court determines that this opinion is incorrect, then the rental income we receive from our TRSs in respect of properties managed by this particular contractor would be nonqualifying income for purposes of the 75% and 95% gross income tests, possibly jeopardizing our compliance with one or both of these gross income tests. Under those circumstances, however, we expect we would qualify for the gross income tests' relief provision described above, and thereby would preserve our qualification for taxation as a REIT. If the relief provision were to apply to us, we would be subject to tax at a 100% rate upon the greater of the amount by which we failed the 75% gross income test or the amount by which we failed the 95% gross income test, with adjustments, multiplied by a fraction intended to reflect our profitability for the taxable year; even though we have little or no nonqualifying income from other sources in a typical taxable year, imposition of this 100% tax in this circumstance would be material because a significant number of the properties leased to our TRSs are managed for the TRSs by this contractor.

As explained above, we will be subject to a 100% tax on the rents paid to us by any of our TRSs if the IRS successfully asserts that those rents exceed an arm's length rental rate. Although there is no clear precedent to distinguish for federal income tax purposes among leases, management contracts, partnerships, financings, and other contractual arrangements, we believe that our leases and our TRSs' management agreements will be respected for purposes of the requirements of the IRC discussed above. Accordingly, we expect that the rental income from our current and future TRSs will qualify as "rents from real property," and that the 100% tax on excessive rents from a TRS will not apply.

Annual Distribution Requirements. In order to qualify for taxation as a REIT under the IRC, we are required to make annual distributions other than capital gain dividends to our shareholders in an amount at least equal to the excess of:

(1) the sum of 90% of our "real estate investment trust taxable income" and 90% of our net income after tax, if any, from property received in foreclosure, over

(2) the amount by which our noncash income (e.g., imputed rental income or income from transactions inadvertently failing to qualify as like-kind exchanges) exceeds 5% of our "real estate investment trust taxable income."

For these purposes, our "real estate investment trust taxable income" is as defined under Section 857 of the IRC and is computed without regard to the dividends paid deduction and our net capital gain and will generally be reduced by specified corporate-level income taxes that we pay (e.g., taxes on built-in gains or foreclosure property income).

The IRC generally limits the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of "adjusted taxable income," subject to specified exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to that year's 30% limitation. Provided a taxpayer makes an election (which is irrevocable), the limitation on the deductibility of net interest expense does not apply to a trade or business involving real property development, redevelopment, construction, reconstruction, acquisition, conversion, rental, operation, management, leasing, or brokerage, within the meaning of Section 469(c)(7)(C) of the IRC. Treasury regulations provide that a real property trade or business includes a trade or business conducted by a REIT. We have made an election to be treated as a real property trade or business and accordingly do not expect the foregoing interest deduction limitations to apply to us or to the calculation of our "real estate investment trust taxable income."

Distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our federal income tax return for the earlier taxable year and if paid on or before the first regular distribution payment after that declaration. If a dividend is declared in October, November or December to shareholders of record during one of those months and is paid during the following January, then for federal income tax purposes such dividend will be treated as having been both paid and received on December 31 of the prior taxable year to the extent of any undistributed earnings and profits.

The 90% distribution requirements may be waived by the IRS if a REIT establishes that it failed to meet them by reason of distributions previously made to meet the requirements of the 4% excise tax discussed below. To the extent that we do not distribute all of our net capital gain and all of our "real estate investment trust taxable income," as adjusted, we will be subject to federal income tax at regular corporate income tax rates on undistributed amounts. In addition, we will be subject to a 4% nondeductible excise tax to the extent we fail within a calendar year to make required distributions to our shareholders of 85% of our ordinary income and 95% of our capital gain net income plus the excess, if any, of the "grossed up required distribution" for the preceding calendar year over the amount treated as distributed for that preceding calendar year. For this purpose, the term "grossed up required distribution" for any calendar year is the sum of our taxable income for the calendar year without regard to the deduction for dividends paid and all amounts from earlier years that are not treated as having been distributed under the provision. We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax.

If we do not have enough cash or other liquid assets to meet our distribution requirements, or if we so choose, we may find it necessary or desirable to arrange for new debt or equity financing to provide funds for required distributions in order to maintain our qualification for taxation as a REIT. We cannot be sure that financing would be available for these purposes on favorable terms, or at all.

We may be able to rectify a failure to pay sufficient dividends for any year by paying "deficiency dividends" to shareholders in a later year. These deficiency dividends may be included in our deduction for dividends paid for the earlier year, but an interest charge would be imposed upon us for the delay in distribution. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements and our dividends paid deduction, it will be treated as an additional distribution to the shareholders receiving it in the year such dividend is paid.

In addition to the other distribution requirements above, to preserve our qualification for taxation as a REIT we are required to timely distribute all C corporation earnings and profits that we inherit from acquired corporations, as described below.

We may elect to retain, rather than distribute, some or all of our net capital gain and pay income tax on such gain. In addition, if we so elect by making a timely designation to our shareholders, our shareholders would include their proportionate share of such undistributed capital gain in their taxable income, and they would receive a corresponding credit for their share of the federal corporate income tax that we pay thereon. Our shareholders would then increase the adjusted tax basis of their shares by the difference between (a) the amount of capital gain dividends that we designated and that they included in their taxable income, and (b) the tax that we paid on their behalf with respect to that capital gain.

Acquisitions of C Corporations

We have engaged in and may in the future engage in transactions where we acquire all of the outstanding stock of a C corporation. Upon these acquisitions, except to the extent we have made or do make an applicable TRS election, each of our acquired entities and their various wholly-owned corporate and noncorporate subsidiaries generally became or will become our QRSs. Thus, after such acquisitions, all assets, liabilities and items of income, deduction and credit of the acquired and then disregarded entities have been and will be treated as ours for purposes of the various REIT qualification tests described above. In addition, we generally have been and will be treated as the successor to the acquired (and then disregarded) entities' federal income tax attributes, such as those entities' (a) adjusted tax bases in their assets and their depreciation schedules; and (b) earnings and profits for federal income tax purposes, if any. The carryover of these attributes creates REIT implications such as built-in gains tax exposure and additional distribution requirements, as described below. However, when we make an election under Section 338(g) of the IRC with respect to corporations that we acquire, as we have done from time to time in the past, we generally will not be subject to such attribute carryovers in respect of attributes existing prior to such election.

Built-in Gains from C Corporations. Notwithstanding our qualification and taxation as a REIT, under specified circumstances we may be subject to corporate income taxation if we acquire a REIT asset where our adjusted tax basis in the asset is determined by reference to the adjusted tax basis of the asset as owned by a C corporation. For instance, we may be subject to federal income taxation on all or part of the built-in gain that was present on the last date an asset was owned by a C corporation, if we succeed to a carryover tax basis in that asset directly or indirectly from such C corporation and if we sell the asset during the five year period beginning on the day the asset ceased being owned by such C corporation. To the extent of our income and gains in a taxable year that are subject to the built-in gains tax, net of any taxes paid on such income and gains with respect to that taxable year, our taxable dividends paid in the following year will be potentially eligible for taxation to noncorporate U.S. shareholders at the preferential tax rates for "qualified dividends" as described below under the heading "—Taxation of Taxable U.S. Shareholders". We generally do not expect to sell assets if doing so would result in the imposition of a material built-in gains tax liability; but if and when we do sell assets that may have associated built-in gains tax exposure, then we expect to make appropriate provision for the associated tax liabilities on our financial statements.

Earnings and Profits. Following a corporate acquisition, we must generally distribute all of the C corporation earnings and profits inherited in that transaction, if any, no later than the end of our taxable year in which the transaction occurs, in order to preserve our qualification for taxation as a REIT. However, if we fail to do so, relief provisions would allow us to maintain our qualification for taxation as a REIT, provided we distribute any subsequently discovered C corporation earnings and profits and pay an interest charge in respect of the period of delayed distribution. C corporation earnings and profits that we inherit are, in general, specially allocated under a priority rule to the earliest possible distributions following the event causing the inheritance, and only then is the balance of our earnings and profits for the taxable year allocated among our distributions to the extent not already treated as a distribution of C corporation earnings and profits under the priority rule. The distribution of these C corporation earnings and profits is potentially eligible for taxation to noncorporate U.S. shareholders at the preferential tax rates for "qualified dividends" as described below under the heading "—Taxation of Taxable U.S. Shareholders".

Depreciation and Federal Income Tax Treatment of Leases

Our initial tax bases in our assets will generally be our acquisition cost. We will generally depreciate our depreciable real property on a straight-line basis over forty years and our personal property over the applicable shorter periods. These depreciation schedules, and our initial tax bases, may vary for properties that we acquire through tax-free or carryover basis acquisitions, or that are the subject of cost segregation analyses.

We are entitled to depreciation deductions from our properties only if we are treated for federal income tax purposes as the owner of the properties. This means that the leases of our properties must be classified for U.S. federal income tax purposes as true leases, rather than as sales or financing arrangements, and we believe this to be the case.

Distributions to our Shareholders

As described above, we expect to make distributions to our shareholders from time to time. These distributions may include cash distributions, in kind distributions of property, and deemed or constructive distributions resulting from capital market activities. The U.S. federal income tax treatment of our distributions will vary based on the status of the recipient shareholder as more fully described below under the headings "—Taxation of Taxable U.S. Shareholders," "—Taxation of Tax-Exempt U.S. Shareholders," and "—Taxation of Non-U.S. Shareholders."

Section 302 of the IRC treats a redemption of our shares for cash only as a distribution under Section 301 of the IRC, and hence taxable as a dividend to the extent of our available current or accumulated earnings and profits, unless the redemption satisfies one of the tests set forth in Section 302(b) of the IRC enabling the redemption to be treated as a sale or exchange of the shares. The redemption for cash only will be treated as a sale or exchange if it (a) is "substantially disproportionate" with respect to the surrendering shareholder's ownership in us, (b) results in a "complete termination" of the surrendering shareholder's entire share interest in us, or (c) is "not essentially equivalent to a dividend" with respect to the surrendering shareholder, all within the meaning of Section 302(b) of the IRC. In determining whether any of these tests have been met, a shareholder must generally take into account shares considered to be owned by such shareholder by reason of constructive ownership rules set forth in the IRC, as well as shares actually owned by such shareholder. In addition, if a redemption is treated as a distribution under the preceding tests, then a shareholder's tax basis in the redeemed shares generally will be transferred to the shareholder's remaining shares in us, if any, and if such shareholder owns no other shares in us, such basis generally may be transferred to a related person or may be lost entirely. Because the determination as to whether a shareholder will satisfy any of the tests of Section 302(b) of the IRC depends upon the facts and circumstances at the time that our shares are redeemed, we urge you to consult your own tax advisor to determine the particular tax treatment of any redemption.

Taxation of Taxable U.S. Shareholders

For noncorporate U.S. shareholders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for long-term capital gains and most corporate dividends is generally 15%. For those noncorporate U.S. shareholders whose total adjusted income exceeds the applicable thresholds, the maximum federal income tax rate for long-term capital gains and most corporate dividends is generally 20%. However, because we are not generally subject to federal income tax on the portion of our "real estate investment trust taxable income" distributed to our shareholders, dividends on our shares generally are not eligible for these preferential tax rates, except that any distribution of C corporation earnings and profits and taxed built-in gain items will potentially be eligible for these preferential tax rates. As a result, our ordinary dividends generally are taxed at the higher federal income tax rates applicable to ordinary income (subject to the lower effective tax rates applicable to qualified REIT dividends via the deduction-without-outlay mechanism of Section 199A of the IRC, which is generally available to our noncorporate U.S. shareholders that meet specified holding period requirements for taxable years before 2026). To summarize, the preferential federal income tax rates for long-term capital gains and for qualified dividends generally apply to:

(1) long-term capital gains, if any, recognized on the disposition of our shares;

(2) our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation recapture, in which case the distributions are subject to a maximum 25% federal income tax rate);

(3) our dividends attributable to dividend income, if any, received by us from C corporations such as TRSs;

(4) our dividends attributable to earnings and profits that we inherit from C corporations; and

(5) our dividends to the extent attributable to income upon which we have paid federal corporate income tax (such as taxes on foreclosure property income or on built-in gains), net of the corporate income taxes thereon.

As long as we qualify for taxation as a REIT, a distribution to our U.S. shareholders that we do not designate as a capital gain dividend generally will be treated as an ordinary income dividend to the extent of our available current or accumulated earnings and profits (subject to the lower effective tax rates applicable to qualified REIT dividends via the deduction-without-outlay mechanism of Section 199A of the IRC, which is generally available to our noncorporate U.S. shareholders that meet specified holding period requirements for taxable years before 2026). Distributions made out of our current or accumulated earnings and profits that we properly designate as capital gain dividends generally will be taxed as long-term capital gains, as discussed below, to the extent they do not exceed our actual net capital gain for the taxable year. However, corporate shareholders may be required to treat up to 20% of any capital gain dividend as ordinary income under Section 291 of the IRC.

If for any taxable year we designate capital gain dividends for our shareholders, then a portion of the capital gain dividends we designate will be allocated to the holders of a particular class of shares on a percentage basis equal to the ratio of the amount of the total dividends paid or made available for the year to the holders of that class of shares to the total dividends paid or made available for the year to holders of all outstanding classes of our shares. We will similarly designate the portion of any dividend that is to be taxed to noncorporate U.S. shareholders at preferential maximum rates (including any qualified dividend income and any capital gains attributable to real estate depreciation recapture that are subject to a maximum 25% federal income tax rate) so that the designations will be proportionate among all outstanding classes of our shares.

We may elect to retain and pay income taxes on some or all of our net capital gain. In addition, if we so elect by making a timely designation to our shareholders:

(1) each of our U.S. shareholders will be taxed on its designated proportionate share of our retained net capital gains as though that amount were distributed and designated as a capital gain dividend;

(2) each of our U.S. shareholders will receive a credit or refund for its designated proportionate share of the tax that we pay;

(3) each of our U.S. shareholders will increase its adjusted basis in our shares by the excess of the amount of its proportionate share of these retained net capital gains over the U.S. shareholder's proportionate share of the tax that we pay; and

(4) both we and our corporate shareholders will make commensurate adjustments in our respective earnings and profits for federal income tax purposes.

Distributions in excess of our current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the shareholder's adjusted tax basis in our shares, but will reduce the shareholder's basis in such shares. To the extent that these excess distributions exceed a U.S. shareholder's adjusted basis in such shares, they will be included in income as capital gain, with long-term gain generally taxed to noncorporate U.S. shareholders at preferential maximum rates. No U.S. shareholder may include on its federal income tax return any of our net operating losses or any of our capital losses. In addition, no portion of any of our dividends is eligible for the dividends received deduction for corporate shareholders.

If a dividend is declared in October, November or December to shareholders of record during one of those months and is paid during the following January, then for federal income tax purposes the dividend will be treated as having been both paid and received on December 31 of the prior taxable year.

A U.S. shareholder will generally recognize gain or loss equal to the difference between the amount realized and the shareholder's adjusted basis in our shares that are sold or exchanged. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shareholder's holding period in our shares exceeds one year. In addition, any loss upon a sale or exchange of our shares held for six months or less will generally be treated as a long-term capital loss to the extent of any long-term capital gain dividends we paid on such shares during the holding period.

U.S. shareholders who are individuals, estates or trusts are generally required to pay a 3.8% Medicare tax on their net investment income (including dividends on our shares (without regard to any deduction allowed by Section 199A of the IRC) and gains from the sale or other disposition of our shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds. U.S. shareholders are urged to consult their tax advisors regarding the application of the 3.8% Medicare tax.

If a U.S. shareholder recognizes a loss upon a disposition of our shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These Treasury regulations are written quite broadly, and apply to many routine and simple transactions. A reportable transaction currently includes, among other things, a sale or exchange of our shares resulting in a tax loss in excess of (a) $10 million in any single year or $20 million in a prescribed combination of taxable years in the case of our shares held by a C corporation or by a partnership with only C corporation partners or (b) $2 million in any single year or $4 million in a prescribed combination of taxable years in the case of our shares held by any other partnership or an S corporation, trust or individual, including losses that flow through pass through entities to individuals. A taxpayer discloses a reportable transaction by filing IRS Form 8886 with its federal income tax return and, in the first year of filing, a copy of Form 8886 must be sent to the IRS's Office of Tax Shelter Analysis. The annual maximum penalty for failing to disclose a reportable transaction is generally $10,000 in the case of a natural person and $50,000 in any other case.

Noncorporate U.S. shareholders who borrow funds to finance their acquisition of our shares could be limited in the amount of deductions allowed for the interest paid on the indebtedness incurred. Under Section 163(d) of the IRC, interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment is generally deductible only to the extent of the investor's net investment income. A U.S. shareholder's net investment income will include ordinary income dividend distributions received from us and, only if an appropriate election is made by the shareholder, capital gain dividend distributions and qualified dividends received from us; however, distributions treated as a nontaxable return of the shareholder's basis will not enter into the computation of net investment income.

Taxation of Tax-Exempt U.S. Shareholders

The rules governing the federal income taxation of tax-exempt entities are complex, and the following discussion is intended only as a summary of material considerations of an investment in our shares relevant to such investors. If you are a tax-exempt shareholder, we urge you to consult your own tax advisor to determine the impact of federal, state, local and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your acquisition of or investment in our shares.

We expect that shareholders that are tax-exempt pension plans, individual retirement accounts or other qualifying tax-exempt entities, and that receive (a) distributions from us, or (b) proceeds from the sale of our shares, should not have such amounts treated as UBTI, provided in each case (x) that the shareholder has

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not financed its acquisition of our shares with "acquisition indebtedness" within the meaning of the IRC, (y) that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and (z) that, consistent with our present intent, we do not hold a residual interest in a real estate mortgage investment conduit or otherwise hold mortgage assets or conduct mortgage securitization activities that generate "excess inclusion" income.

Taxation of Non-U.S. Shareholders

The rules governing the U.S. federal income taxation of non-U.S. shareholders are complex, and the following discussion is intended only as a summary of material considerations of an investment in our shares relevant to such investors. If you are a non-U.S. shareholder, we urge you to consult your own tax advisor to determine the impact of U.S. federal, state, local and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your acquisition of or investment in our shares.

We expect that a non-U.S. shareholder's receipt of (a) distributions from us, and (b) proceeds from the sale of our shares, will not be treated as income effectively connected with a U.S. trade or business and a non-U.S. shareholder will therefore not be subject to the often higher federal tax and withholding rates, branch profits taxes and increased reporting and filing requirements that apply to income effectively connected with a U.S. trade or business. This expectation and a number of the determinations below are predicated on our shares being listed on a U.S. national securities exchange, such as The Nasdaq Stock Market LLC, or Nasdaq. Each class of our shares has been listed on a U.S. national securities exchange; however, we cannot be sure that our shares will continue to be so listed in future taxable years or that any class of our shares that we may issue in the future will be so listed.

Distributions. A distribution by us to a non-U.S. shareholder that is not designated as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of our current or accumulated earnings and profits. A distribution of this type will generally be subject to U.S. federal income tax and withholding at the rate of 30%, or at a lower rate if the non-U.S. shareholder has in the manner prescribed by the IRS demonstrated to the applicable withholding agent its entitlement to benefits under a tax treaty. Because we cannot determine our current and accumulated earnings and profits until the end of the taxable year, withholding at the statutory rate of 30% or applicable lower treaty rate will generally be imposed on the gross amount of any distribution to a non-U.S. shareholder that we make and do not designate as a capital gain dividend. Notwithstanding this potential withholding on distributions in excess of our current and accumulated earnings and profits, these excess portions of distributions are a nontaxable return of capital to the extent that they do not exceed the non-U.S. shareholder's adjusted basis in our shares, and the nontaxable return of capital will reduce the adjusted basis in these shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the non-U.S. shareholder's adjusted basis in our shares, the distributions will give rise to U.S. federal income tax liability only in the unlikely event that the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or exchange of these shares, as discussed below under the heading "—Dispositions of Our Shares." A non-U.S. shareholder may seek a refund from the IRS of amounts withheld on distributions to it in excess of such shareholder's allocable share of our current and accumulated earnings and profits.

For so long as a class of our shares is listed on a U.S. national securities exchange, capital gain dividends that we declare and pay to a non-U.S. shareholder on those shares, as well as dividends to such a non-U.S. shareholder on those shares attributable to our sale or exchange of "United States real property interests" within the meaning of Section 897 of the IRC, or USRPIs, will not be subject to withholding as though those amounts were effectively connected with a U.S. trade or business, and non-U.S. shareholders will not be required to file U.S. federal income tax returns or pay branch profits tax in respect of these dividends. Instead, these dividends will generally be treated as ordinary dividends and subject to withholding in the manner described above.

Tax treaties may reduce the withholding obligations on our distributions. Under some treaties, however, rates below 30% that are applicable to ordinary income dividends from U.S. corporations may not apply to ordinary income dividends from a REIT or may apply only if the REIT meets specified additional conditions. A non-U.S. shareholder must generally use an applicable IRS Form W-8, or substantially similar form, to claim tax treaty benefits. If the amount of tax withheld with respect to a distribution to a non-U.S. shareholder exceeds the shareholder's U.S. federal income tax liability with respect to the distribution, the non-U.S. shareholder may file for a refund of the excess from the IRS. Treasury regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, our distributions to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those owning an interest in that entity, and whether the entity or its owners are entitled to benefits under the tax treaty.

If, contrary to our expectation, a class of our shares was not listed on a U.S. national securities exchange and we made a distribution on those shares that was attributable to gain from the sale or exchange of a USRPI, then a non-U.S. shareholder holding those shares would be taxed as if the distribution was gain effectively connected with a trade or business in the United States conducted by the non-U.S. shareholder. In addition, the applicable withholding agent would be required to withhold from a distribution to such a non-U.S. shareholder, and remit to the IRS, up to 21% of the maximum amount of any distribution that was or could have been designated as a capital gain dividend. The non-U.S. shareholder also would generally be subject to the same treatment as a U.S. shareholder with respect to the distribution (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual), would be subject to fulsome U.S. federal income tax return reporting requirements, and, in the case of a corporate non-U.S. shareholder, may owe the up to 30% branch profits tax under Section 884 of the IRC (or lower applicable tax treaty rate) in respect of these amounts.

Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gain in respect of our shares that are held by non-U.S. shareholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under this approach, the non-U.S. shareholder would be able to offset as a credit against its resulting U.S. federal income tax liability its proportionate share of the tax paid by us on the undistributed capital gain treated as distributed to the non-U.S. shareholder, and receive from the IRS a refund to the extent its proportionate share of the tax paid by us were to exceed the non-U.S. shareholder's actual U.S. federal income tax liability on such deemed distribution. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-U.S. shareholder should consult its tax advisors regarding taxation of such undistributed capital gain.

Dispositions of Our Shares. If as expected our shares are not USRPIs, then a non-U.S. shareholder's gain on the sale of these shares generally will not be subject to U.S. federal income taxation or withholding. We expect that our shares will not be USRPIs because one or both of the following exemptions will be available at all times.

First, for so long as a class of our shares is listed on a U.S. national securities exchange, a non-U.S. shareholder's gain on the sale of those shares will not be subject to U.S. federal income taxation as a sale of a USRPI. Second, our shares will not constitute USRPIs if we are a "domestically controlled" REIT. We will be a "domestically controlled" REIT if less than 50% of the value of our shares (including any future class of shares that we may issue) is held, directly or indirectly, by non-U.S. shareholders at all times during the preceding five years, after applying specified presumptions regarding the ownership of our shares as described in Section 897(h)(4)(E) of the IRC. For these purposes, we believe that the statutory ownership presumptions apply to validate our status as a "domestically controlled" REIT. Accordingly, we believe that we are and will remain a "domestically controlled" REIT.

If, contrary to our expectation, a gain on the sale of our shares is subject to U.S. federal income taxation (for example, because neither of the above exemptions were then available, *i.e.*, that class of our shares were not then listed on a U.S. national securities exchange and we were not a "domestically controlled" REIT), then (a) a non-U.S. shareholder would generally be subject to the same treatment as a U.S. shareholder with respect to its gain (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), (b) the non-U.S. shareholder would also be subject to fulsome U.S. federal income tax return reporting requirements, and (c) a purchaser of that class of our shares from the non-U.S. shareholder may be required to withhold 15% of the purchase price paid to the non-U.S. shareholder and to remit the withheld amount to the IRS.

Information Reporting, Backup Withholding, and Foreign Account Withholding

Information reporting, backup withholding, and foreign account withholding may apply to distributions or proceeds paid to our shareholders under the circumstances discussed below. If a shareholder is subject to backup or other U.S. federal income tax withholding, then the applicable withholding agent will be required to withhold the appropriate amount with respect to a deemed or constructive distribution or a distribution in kind even though there is insufficient cash from which to satisfy the withholding obligation. To satisfy this withholding obligation, the applicable withholding agent may collect the amount of U.S. federal income tax required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the property that the shareholder would otherwise receive or own, and the shareholder may bear brokerage or other costs for this withholding procedure.

Amounts withheld under backup withholding are generally not an additional tax and may be refunded by the IRS or credited against the shareholder's federal income tax liability, provided that such shareholder timely files for a refund or credit with the IRS. A U.S. shareholder may be subject to backup withholding when it receives distributions on our shares or proceeds upon the sale, exchange, redemption, retirement or other disposition of our shares, unless the U.S. shareholder properly executes, or has previously properly executed, under penalties of perjury an IRS Form W-9 or substantially similar form that:

- provides the U.S. shareholder's correct taxpayer identification number;

- certifies that the U.S. shareholder is exempt from backup withholding because (a) it comes within an enumerated exempt category, (b) it has not been notified by the IRS that it is subject to backup withholding, or (c) it has been notified by the IRS that it is no longer subject to backup withholding; and

- certifies that it is a U.S. citizen or other U.S. person.

If the U.S. shareholder has not provided and does not provide its correct taxpayer identification number and appropriate certifications on an IRS Form W-9 or substantially similar form, it may be subject to penalties imposed by the IRS, and the applicable withholding agent may have to withhold a portion of any distributions or proceeds paid to such U.S. shareholder. Unless the U.S. shareholder has established on a properly executed IRS Form W-9 or substantially similar form that it comes within an enumerated exempt category, distributions or proceeds on our shares paid to it during the calendar year, and the amount of tax withheld, if any, will be reported to it and to the IRS.

Distributions on our shares to a non-U.S. shareholder during each calendar year and the amount of tax withheld, if any, will generally be reported to the non-U.S. shareholder and to the IRS. This information reporting requirement applies regardless of whether the non-U.S. shareholder is subject to withholding on distributions on our shares or whether the withholding was reduced or eliminated by an applicable tax treaty. Also, distributions paid to a non-U.S. shareholder on our shares will generally be subject to backup withholding, unless the non-U.S. shareholder properly certifies to the applicable withholding agent its non-U.S. shareholder status on an applicable IRS Form W-8 or substantially similar form. Information reporting and backup withholding will not apply to proceeds a non-U.S. shareholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares, if the non-U.S. shareholder properly certifies to the applicable withholding agent its non-U.S. shareholder status on an applicable IRS Form W-8 or substantially similar form. Even without having executed an applicable IRS Form W-8 or substantially similar form, however, in some cases information reporting and backup withholding will not apply to proceeds that a non-U.S. shareholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares if the non-U.S. shareholder receives those proceeds through a broker's foreign office.

Non-U.S. financial institutions and other non-U.S. entities are subject to diligence and reporting requirements for purposes of identifying accounts and investments held directly or indirectly by U.S. persons. The failure to comply with these additional information reporting, certification and other requirements could result in a 30% U.S. withholding tax on applicable payments to non-U.S. persons, notwithstanding any otherwise applicable provisions of an income tax treaty. In particular, a payee that is a foreign financial institution that is subject to the diligence and reporting requirements described above must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by "specified United States persons" or "United States owned foreign entities" (each as defined in the IRC and administrative guidance thereunder), annually report information about such accounts, and withhold 30% on applicable payments to noncompliant foreign financial institutions and account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these requirements may be subject to different rules. The foregoing withholding regime generally applies to payments of dividends on our shares. In general, to avoid withholding, any non-U.S. intermediary through which a shareholder owns our shares must establish its compliance with the foregoing regime, and a non-U.S. shareholder must provide specified documentation (usually an applicable IRS Form W-8) containing information about its identity, its status, and if required, its direct and indirect U.S. owners. Non-U.S. shareholders and shareholders who hold our shares through a non-U.S. intermediary are encouraged to consult their own tax advisors regarding foreign account tax compliance.

Other Tax Considerations

Our tax treatment and that of our shareholders may be modified by legislative, judicial or administrative actions at any time, which actions may have retroactive effect. The rules dealing with federal income taxation are constantly under review by the U.S. Congress, the IRS and the U.S. Department of the Treasury, and statutory changes, new regulations, revisions to existing regulations and revised interpretations of established concepts are issued frequently. Likewise, the rules regarding taxes other than U.S. federal income taxes may also be modified. No prediction can be made as to the likelihood of passage of new tax legislation or other provisions, or the direct or indirect effect on us and our shareholders. Revisions to tax laws and interpretations of these laws could adversely affect our ability to qualify and be taxed as a REIT, as well as the tax or other consequences of an investment in our shares. We and our shareholders may also be subject to taxation by state, local or other jurisdictions, including those in which we or our shareholders transact business or reside. These tax consequences may not be comparable to the U.S. federal income tax consequences discussed above.

ERISA PLANS, KEOGH PLANS AND INDIVIDUAL RETIREMENT ACCOUNTS

General Fiduciary Obligations

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, the IRC and similar provisions to those described below under applicable foreign or state law, individually and collectively, impose certain duties on persons who are fiduciaries of any employee benefit plan subject to Title I of ERISA, or an ERISA Plan, or an individual retirement account or annuity, or an IRA, a Roth IRA, a tax-favored account (such as an Archer MSA, Coverdell education savings account or health savings account), a Keogh plan or other qualified retirement plan not subject to Title I of ERISA, each a Non-ERISA Plan. Under ERISA and the IRC, any person who exercises any discretionary authority or control over the administration of, or the management or disposition of the assets of, an ERISA Plan or Non-ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan or Non-ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan or Non-ERISA Plan.

Fiduciaries of an ERISA Plan must consider whether:

- their investment in our shares or other securities satisfies the diversification requirements of ERISA;

- the investment is prudent in light of possible limitations on the marketability of our shares;

- they have authority to acquire our shares or other securities under the applicable governing instrument and Title I of ERISA; and

- the investment is otherwise consistent with their fiduciary responsibilities.

Fiduciaries of an ERISA Plan may incur personal liability for any loss suffered by the ERISA Plan on account of a violation of their fiduciary responsibilities. In addition, these fiduciaries may be subject to a civil penalty of up to 20% of any amount recovered by the ERISA Plan on account of a violation. Fiduciaries of any Non-ERISA Plan should consider that the Non-ERISA Plan may only make investments that are authorized by the appropriate governing instrument and applicable law.

Fiduciaries considering an investment in our securities should consult their own legal advisors if they have any concern as to whether the investment is consistent with the foregoing criteria or is otherwise appropriate. The sale of our securities to an ERISA Plan or Non-ERISA Plan is in no respect a representation by us or any underwriter of the securities that the investment meets all relevant legal requirements with respect to investments by the arrangements generally or any particular arrangement, or that the investment is appropriate for arrangements generally or any particular arrangement.

Prohibited Transactions

Fiduciaries of ERISA Plans and persons making the investment decision for Non-ERISA Plans should consider the application of the prohibited transaction provisions of ERISA and the IRC in making their investment decision. Sales and other transactions between an ERISA Plan or a Non-ERISA Plan and disqualified persons or parties in interest, as applicable, are prohibited transactions and result in adverse consequences absent an exemption. The particular facts concerning the sponsorship, operations and other investments of an ERISA Plan or Non-ERISA Plan may cause a wide range of persons to be treated as disqualified persons or parties in interest with respect to it. A non-exempt prohibited transaction, in addition to imposing potential personal liability upon ERISA Plan fiduciaries, may also result in the imposition of an excise tax under the IRC or a penalty under ERISA upon the disqualified person or party in interest. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA, Roth IRA or other tax-favored account is maintained (or their beneficiary), the IRA, Roth IRA or other tax-favored account may lose its tax-exempt status and its assets may be deemed to have been distributed to the individual in a taxable distribution on account of the non-exempt prohibited transaction, but no excise tax will be imposed. Fiduciaries considering an investment in our securities should consult their own legal advisors as to whether the ownership of our securities involves a non-exempt prohibited transaction.

"Plan Assets" Considerations

The U.S. Department of Labor has issued a regulation defining "plan assets." The regulation, as subsequently modified by ERISA, generally provides that when an ERISA Plan or a Non-ERISA Plan otherwise subject to Title I of ERISA and/or Section 4975 of the IRC acquires an interest in an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the assets of the ERISA Plan or Non-ERISA Plan include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that the entity is an operating company or that equity participation in the entity by benefit plan investors is not significant. We are not an investment company registered under the Investment Company Act of 1940, as amended.

Each class of our equity (that is, our common shares and any other class of equity that we may issue) must be analyzed separately to ascertain whether it is a publicly offered security. The regulation defines a publicly offered security as a security that is "widely held," "freely transferable" and either part of a class of securities registered under the Exchange Act, or sold under an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred. Each class of our outstanding shares has been registered under the Exchange Act within the necessary time frame to satisfy the foregoing condition.

The regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. Although we cannot be sure, we believe our common shares have been and will remain widely held, and we expect the same to be true of any future class of equity that we may issue.

The regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The regulation further provides that, where a security is part of an offering in which the minimum investment is $10,000 or less, some restrictions on transfer ordinarily will not, alone or in combination, affect a finding that these securities are freely transferable. The restrictions on transfer enumerated in the regulation as not affecting that finding include:

- any restriction on or prohibition against any transfer or assignment that would result in a termination or reclassification for federal or state tax purposes, or would otherwise violate any state or federal law or court order;

- any requirement that advance notice of a transfer or assignment be given to the issuer and any requirement that either the transferor or transferee, or both, execute documentation setting forth representations as to compliance with any restrictions on transfer that are among those enumerated in the regulation as not affecting free transferability, including those described in the preceding clause of this sentence;

- any administrative procedure that establishes an effective date, or an event prior to which a transfer or assignment will not be effective; and

- any limitation or restriction on transfer or assignment that is not imposed by the issuer or a person acting on behalf of the issuer.

We believe that the restrictions imposed under our declaration of trust on the transfer of shares do not result in the failure of our shares to be "freely transferable." Furthermore, we believe that no other facts or circumstances limiting the transferability of our shares exist, other than those that are enumerated under the regulation as not affecting the free transferability of shares. In addition, we do not expect or intend to impose in the future, or to permit any person to impose on our behalf, any limitations or restrictions on transfer that would not be among the enumerated permissible limitations or restrictions.

Assuming that each class of our shares will be "widely held" and that no other facts and circumstances exist that restrict transferability of these shares, our counsel, Sullivan & Worcester LLP, is of the opinion that our shares will not fail to be "freely transferable" for purposes of the regulation due to the restrictions on transfer of our shares in our declaration of trust and that under the regulation each class of our currently outstanding shares is publicly offered and our assets will not be deemed to be "plan assets" of any ERISA Plan or Non-ERISA Plan that acquires our shares in a public offering. This opinion is conditioned upon certain assumptions and representations, as discussed above under the heading "Material United States Federal Income Tax Considerations—Taxation as a REIT."

Item 1A.   Risk Factors.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties. The following is a summary of the principal risk factors described in this section:

- unfavorable market, economic and real estate conditions due to, among other things, rising or sustained high interest rates and high inflation, labor market challenges, supply chain challenges, volatility in the public equity and debt markets, pandemics (such as the COVID-19 pandemic) or other adverse public health safety events or conditions, geopolitical instability (such as the war in Ukraine), and other conditions beyond our control, may have a material adverse effect on our and our tenants', managers' and other operators' results of operations and financial conditions, and our and their businesses may not return to the levels experienced prior to the COVID-19 pandemic and they may fail to satisfy their obligations to us;

- we are exposed to risks related to our dependence on our managers or other operators for the operation of our senior living communities, and changes and trends in the healthcare industry could negatively impact our managers and other operators and our SHOP business and operating results;

- we and our managers and other operators and tenants face significant competition;

- we are subject to risks related to our debt, including that covenants and conditions contained in our debt agreements may restrict our operations and ability to make investments and distributions, and if we fail to satisfy those covenants and conditions we may be unable to incur additional debt and may need to repay outstanding debt from other sources of capital;

- we may need additional waivers from our lenders or waivers from our noteholders in order to avoid defaulting under our credit agreement or public debt agreements and the terms of our current waivers under our credit agreement impose restrictions on our ability to pay distributions and to make capital investments, and if we default under our credit agreement, we may lose some or all of the equity interests in certain of our subsidiaries that we have pledged or face foreclosure on properties on which we have provided first mortgage liens to secure our obligations under the credit agreement;

- we may be unable to renew our leases when they expire without decreasing rents or incurring significant costs or at all;

- our development or redevelopment projects or potential sales or acquisitions may not be successful or may not be executed on the terms or within the timing we expect as a result of competition, current market and economic conditions, including capital market disruptions, rising or sustained high interest rates and high inflation, or otherwise;

- we are subject to risks related to our qualification for taxation as a REIT, including REIT distribution requirements;

- our existing and any future joint ventures may limit our flexibility with jointly owned investments and we may not realize the benefits we expect from these arrangements or our joint ventures could require us to provide additional capital;

- ownership of real estate is subject to environmental risks and liabilities, as well as risks from adverse weather, natural disasters and climate change and climate related events;

- insurance may not adequately cover our losses, and insurance costs may continue to increase;

- we are subject to risks related to our dependence upon RMR to implement our business strategies and manage our day to day operations;

- we are subject to risks related to the security of RMR's or our senior living community managers' or other operators' information technology;

- our management structure and agreements with RMR and our relationships with our related parties, including our Managing Trustees, RMR, AlerisLife (including Five Star) and others affiliated with them, may create conflicts of interest;

- ESG initiatives, requirements and market expectations may impose additional costs and expose us to new risks;

- provisions in our declaration of trust, bylaws and other agreements, as well as certain provisions of Maryland law, may deter, delay or prevent a change in our control or unsolicited acquisition proposals, limit our rights and the rights of our shareholders to take action against our Trustees and officers or limit our shareholders' ability to obtain a favorable judicial forum for certain disputes;

- we may change our operational, financing and investment policies without shareholder approval;

- our distributions to shareholders may remain at $0.01 per common share per quarter for an indefinite period or be eliminated and the form of payment could change; and

- if we do not regain compliance with Nasdaq's minimum bid price continued listing standard, or we fail to meet other Nasdaq continued listing standards, Nasdaq may elect to delist our common shares, which could negatively impact the market price and liquidity of our common shares and reduce our ability to raise additional capital.

The risks described below may not be the only risks we face but are risks we believe may be material at this time. Other risks of which we are not yet aware, or that we currently believe are not material, may also materially and adversely impact our business operations or financial results. If any of the events or circumstances described below occurs, our business, financial condition, liquidity, results of operations or ability to pay distributions to our shareholders could be adversely impacted and the value of an investment in our securities could decline. Investors and prospective investors should consider the risks described below and the information contained under the caption "Warning Concerning Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K before deciding whether to invest in our securities. We may update these risk factors in our future periodic reports.

Risks Related to Our Business

Unfavorable market, economic and real estate conditions may have a material adverse effect on our results of operations, financial condition and ability to pay distributions to our shareholders.

Our business may be adversely affected by market, economic and real estate conditions in the U.S. and global economies and/or the local economies in the markets in which our properties are located. Unfavorable market, economic and real estate conditions may be due to, among other things, rising or sustained high interest rates and high inflation, labor market challenges, supply chain disruptions, volatility in the public equity and debt markets, pandemics (such as the COVID-19 pandemic), geopolitical instability (such as the war in Ukraine), and other conditions beyond our control. Because economic conditions in the United States may affect the demand for healthcare related space and senior living communities, real estate values, occupancy levels and property income, current and future economic conditions in the United States, including slower growth or a recession and capital market volatility or disruptions, could have a material adverse impact on our earnings and financial condition. Economic conditions may be affected by numerous factors, including, but not limited to, the pace of economic growth and/or recessionary concerns, inflation, increases in the levels of unemployment, energy prices, uncertainty about government fiscal and tax policy, geopolitical events, the regulatory environment, the availability of credit and interest rates. Current conditions, or similar conditions existing in the future, may have a material adverse effect on our results of operations, financial condition and ability to pay distributions to our shareholders.

Our and our managers' and other operators' and tenants' businesses may not return to the levels experienced prior to the COVID-19 pandemic and they may fail to satisfy their obligations to us.

Our business is focused on healthcare related properties, including medical office and life science properties, senior living communities and wellness centers. The senior living industry experienced significant disruptions during the COVID-19 pandemic. Although our and certain of our managers' and other operators' and tenants' businesses have improved from low points experienced during the COVID-19 pandemic, they have not returned to pre-pandemic levels and there is a risk that they may not return to pre-pandemic levels due to changed market practices, delayed returns to prior market practices, current market and economic conditions, such as rising or sustained high interest rates and high inflation, labor market challenges, supply chain challenges, geopolitical instability (such as the war in Ukraine) and economic downturns or recessions, or otherwise. For example, occupancy in our SHOP segment has generally increased, but not to pre-pandemic levels, and we may continue to face challenges in our SHOP segment with labor availability and wage inflation, along with cost pressures from supply chain disruptions and commodity price inflation. AlerisLife manages many of our senior living communities and is currently experiencing significant operating and financial challenges. It is unclear whether COVID-19 infection rates will surge again in the future or if other variants of that virus or other public health safety conditions will arise in the United States or elsewhere and, if so, what the impact of that would be on human health and safety, the economy, or our managers' and other operators' and tenants' businesses. It is also uncertain what the impact of changing market and economic conditions would be on our and our managers' and other operators' and tenants' businesses. As a result of these uncertainties, our and our managers' and other operators' and tenants' businesses may not return to the levels experienced prior to the COVID-19 pandemic. If those managers', other operators' and tenants' businesses do not sufficiently improve, they may fail to pay amounts owed to us.

We have a substantial amount of debt and we may incur additional debt.

As of December 31, 2022, our consolidated debt was $3.1 billion and we were fully drawn on our credit facility. We are subject to numerous risks associated with our debt, including the risk that our cash flows could be insufficient for us to make required payments and risks associated with increases in and sustained high market interest rates. There are no limits in our organizational documents on the amount of debt we may incur, and we may incur substantial debt; however, our credit agreement and our senior unsecured notes indentures and their supplements contain certain restrictions on our ability to incur additional debt for so long as certain debt service ratios are not met and we are generally restricted through the maturity date of our credit facility from incurring additional debt. Our debt may increase our vulnerability to adverse market and economic conditions, limit our flexibility in planning for changes in our business and place us at a disadvantage in relation to competitors that have lower debt levels. Our debt could increase our costs of capital, limit our ability to incur additional debt in the future, increase our exposure to floating interest rates or expose us to potential events of default (if not cured or waived) under covenants contained in debt instruments that could have a material adverse effect on our business, financial condition and operating results. Rising interest rates have significantly increased, and may continue to significantly increase, our interest expense. Excessive or expensive debt could reduce the available cash flow to fund, or limit our ability to obtain financing for, working capital, capital expenditures, acquisitions, development or redevelopment projects, refinancing, lease obligations or other purposes and hinder our ability to pay distributions to our shareholders.

If we default under any of our debt obligations, we may be in default under other debt agreements of ours that have cross default provisions, including our credit agreement and our senior unsecured notes indentures and their supplements. In such case, our lenders or noteholders may demand immediate payment of any outstanding debt and could seek payment from the subsidiary guarantors under our credit agreement, seek to sell any pledged equity interests of certain subsidiaries or the mortgaged properties owned by certain pledging subsidiaries, or we could be forced to liquidate our assets for less than the values we would receive in a more orderly process.

We may need additional waivers from our lenders or waivers from our noteholders in order to avoid defaulting under our credit agreement or our public debt agreements, and the terms of our current waivers under our credit agreement impose restrictions on our ability to pay distributions and make capital investments, and any future waiver or amendment may impose similar or additional restrictions.

In February 2023, we and our lenders amended our credit agreement to, among other things, extend the waiver of the fixed charge coverage ratio covenant through the maturity date of our credit facility in January 2024 and to decrease the minimum liquidity covenant to $100.0 million. We may need to further extend these waivers or obtain additional waivers from our lenders or waivers from our noteholders in order to avoid failing to satisfy certain financial covenants under our debt agreements, but our lenders or noteholders are not required to grant any such extensions or waivers and may determine not to do so. If we fail to obtain any required extensions or waivers, we may be in default under our credit agreement and the lenders could terminate our credit facility and require us to pay our then outstanding borrowings under our credit facility. Any future extension or waiver we may obtain may impose similar or additional restrictions, which may limit our ability to pay or increase distributions to our shareholders or make investments that we believe we should make and could reduce our ability to pursue business opportunities, grow our business and improve our operating results.

We are limited in our ability to operate our senior living communities and are thus dependent on our managers or other operators.

Because federal income tax laws restrict REITs and their subsidiaries from operating or managing healthcare facilities, we do not operate or manage our senior living communities. Instead, we lease nearly all our senior living communities to our subsidiaries that qualify as TRSs under the IRC and retain third parties to manage those senior living communities. Our SHOP business is therefore dependent upon a limited number of third party managers. Our income from our properties may be adversely affected if our managers or other operators fail to provide quality services and amenities to residents. While we monitor the performance of our managers and other operators and apply asset management strategies and discipline, we have limited recourse under our management agreements and leases if we believe that our managers or other operators are not performing adequately. Any failure by our managers or other operators to fully perform the duties agreed to in our management agreements and leases could adversely affect our results of operations. In addition, our managers and other operators operate, and, in some cases, own or have invested in, properties that compete with our properties, which may result in conflicts of interest. As a result, our managers and other operators have made, and may in the future make, decisions regarding competing properties or our properties' operations that may not be in our best interests and which may result in a reduction of our returns.

We are exposed to operational risks, liabilities and claims with respect to our SHOP segment properties that could adversely affect our revenues and operations.

We are exposed to various operational risks with respect to our SHOP segment properties that may increase our costs or adversely affect our ability to generate revenues. These risks include fluctuations in occupancy experienced during the normal course of business, Medicare and Medicaid reimbursement, if applicable, and private pay rates; economic conditions, such as rising or sustained high interest rates and high inflation, labor market challenges, supply chain challenges and economic downturns or recessions; competition; federal, state, local, and industry-regulated licensure, certification and inspection laws, regulations, and standards; the availability and increases in cost of general and professional liability insurance coverage; increases in property taxes; state regulation and rights of residents related to entrance fees; federal and state housing laws and regulations; the availability and increases in the cost of labor (as a result of unionization or otherwise); and increases in commodity prices, such as the prices of food and construction materials, as a result of, among other things, supply chain challenges or other market conditions currently being experienced in the global economy, including the U.S. economy. Any one or a combination of these factors may adversely affect our revenue and operations.

Further, we generally hold the applicable healthcare license and enroll in applicable government healthcare programs on behalf of the properties in our senior living operations segment. This subjects us to potential liability under various healthcare laws and regulations. Healthcare laws and regulations are wide-ranging, and noncompliance may result in the imposition of civil, criminal, and administrative penalties, including: the loss or suspension of accreditation, licenses or CONs; suspension of or non-payment for new admissions; denial of reimbursement; fines; suspension, decertification, or exclusion from federal and state healthcare programs; or facility closure.

The trend for seniors to delay moving to senior living communities until they require greater care or to forgo moving to senior living communities altogether could have a material adverse effect on our business, financial condition and results of operations.

Seniors have been increasingly delaying their moves to senior living communities until they require greater care or forgoing moving to senior living communities altogether. Those trends may continue and other factors, such as the COVID-19 pandemic and seniors and their families' concerns regarding the impact on seniors of infectious diseases, virus transmissions or other public health safety conditions, may intensify those trends in the future, as may current economic conditions, such as economic downturns or a possible recession, weak housing market conditions, high inflation, rising or sustained high interest rates and stock market volatility. Further, rehabilitation therapy and other services are increasingly being provided to seniors on an outpatient basis or in seniors' personal residences in response to market demand and government regulation, which may increase the trend for seniors to delay moving to senior living communities. Such delays may cause decreases in occupancy rates and increases in resident turnover rates at our senior living communities. Moreover, seniors may have greater care needs and require higher acuity services, which may increase costs at our senior living communities, expose our managers or other operators to additional liability or result in lost business and shorter stays at our senior living communities if our managers or other operators are not able to provide the requisite care services or fail to adequately provide those services. Further, if we or our managers or other operators fail to successfully act upon and address these and other trends and changes in seniors' needs and preferences or in the healthcare industry generally, we or they may be unable to offset associated lost revenues by growing other revenue sources, such as by offering new or increased service offerings to seniors, and our senior living communities may become unprofitable and the value of our senior living communities may decline.

Increased labor costs, decreased labor availability and staffing turnover have negatively impacted our managers and our SHOP business and operating results, and these conditions may continue for an extended period.

Wages and employee benefits associated with the operations of our managed senior living communities represent a significant part of our managed senior living communities' operating expenses. Historical periods of low unemployment and the impacts of the COVID-19 pandemic resulted in increased labor costs, including higher health benefits costs, in the senior living industry. Further, legislation has been enacted and proposed to increase the minimum wage in various jurisdictions in recent years, which has put upward pressure on wages. Moreover, the U.S. labor market has been experiencing increased competition for, and shortages of, labor, which has negatively impacted our senior living communities' operations and increased our, our managers' and other senior living community operators' labor costs. If these conditions continue, our managers and other operators may increasingly be challenged in fully operating our senior living communities, which may require us to reduce our operations; as a result of these conditions, our revenues and growth may decline and our costs may continue to increase.

The market for qualified nurses and other healthcare professionals is highly competitive, and periodic or geographic area shortages of such healthcare professionals may require our managers or other operators to increase the wages and benefits they offer to their employees in order to attract and retain them or to utilize temporary personnel at an increased cost. In addition, employee benefit costs, including health insurance and workers' compensation insurance costs, have materially increased in recent years.

Staffing turnover at our senior living communities is common, and it increases in a competitive labor market. Heightened levels of staffing turnover at our senior living communities, particularly with respect to key and skilled positions, such as management, regional and executive directors and other skilled and qualified personnel, may disrupt operations, limit or slow the execution of business strategies, and decrease revenues and increase costs at our managed senior living communities, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Termination of assisted living resident agreements and resident attrition could adversely affect revenues and earnings at our senior living communities.

Unlike apartment leases that typically have a one-year term, state regulations governing assisted living communities typically require that senior living community residents have the right to terminate their assisted living resident agreements for any reason on reasonable (for example, 30 days') notice. Should a large number of our residents elect to terminate their resident agreements at or around the same time, revenues and earnings at our senior living communities could be materially and adversely affected. In addition, the advanced ages of our senior living residents may result in high resident turnover rates.

Our investments in our properties may not yield the returns we expect and may cost more than expected and take longer to complete.

We invest significant amounts in our properties. However, we may not realize the returns we expect from these investments, and these investments may cost more than we expect. For example, the global economy, including the U.S. economy, has been experiencing supply chain disruptions due to a multitude of factors that are beyond our control, and these supply chain challenges have reduced the availability of goods and materials, caused price inflation and increased the time from order to receipt of goods and materials. These conditions could result in our planned capital expenditures costing more than expected and taking longer to complete.

Depressed U.S. housing market conditions and other factors may reduce the willingness or ability of seniors to relocate to our senior living communities.

Downturns or stagnation in the U.S. housing market could adversely affect the ability, or perceived ability, of seniors to afford our senior living community entrance and resident fees, as prospective residents frequently use the proceeds from the sale of their homes to cover the cost of such fees. Historically, during periods of rising or sustained high interest rates, the U.S. housing market has experienced declines. The U.S. economy is currently experiencing increasing interest rates. If seniors have difficulty selling their homes, their ability to relocate to our senior living communities or finance their stays at our senior living communities with private resources could be adversely affected. Rising unemployment may also reduce the ability of family members to relocate seniors to senior living communities, and family members' willingness and ability to offer free care may also affect seniors' relocation to senior living communities. If these and other factors reduce seniors' willingness or ability to relocate to our senior living communities, occupancy rates, revenues and cash flows at our senior living communities and our results of operations could be negatively impacted.

REIT distribution requirements and limitations on our ability to access reasonably priced capital may adversely impact our ability to carry out our business plan.

To maintain our qualification for taxation as a REIT under the IRC, we are required to satisfy distribution requirements imposed by the IRC. See "Material United States Federal Income Tax Considerations—REIT Qualification Requirements—Annual Distribution Requirements" included in Part I, Item 1 of this Annual Report on Form 10-K. Accordingly, we may not be able to retain sufficient cash to fund our operations, repay our debt, invest in our properties or fund our acquisitions or development, redevelopment or repositioning efforts. Our business strategies therefore depend, in part, upon our ability to raise additional capital at reasonable costs. We may also be unable to raise reasonably priced capital because of reasons related to our business, market perceptions of our prospects, the terms of our debt, the extent of our leverage or for reasons beyond our control, such as capital market volatility, rising or sustained high interest rates and other market conditions. Because the earnings we are permitted to retain are limited by the rules governing REIT qualification and taxation, if we are unable to raise reasonably priced capital, we may not be able to carry out our business plan.

We may fail to comply with the terms of our debt agreements, which could adversely affect our business, limit us from incurring additional debt and prohibit us from paying distributions to our shareholders.

Our debt agreements include various conditions, covenants and events of default, including certain restrictions on our ability to incur additional debt or pay distributions under certain circumstances. We may not be able to satisfy all of these conditions or may default on some of these covenants for various reasons, including for reasons beyond our control. Complying with these covenants may limit our ability to take actions that may be beneficial to us and our security holders.

Our credit agreement and our senior unsecured notes indentures and their supplements require us to comply with certain financial and other covenants. Our ability to comply with those covenants will depend upon the net rental income and returns we receive from our properties. If our operating results and financial condition are significantly negatively impacted by the current economic conditions or otherwise, we may fail to satisfy covenants and conditions under our credit agreement or fail to satisfy our public debt covenants. For example, our ratio of consolidated income available for debt service to debt service was below the 1.5x incurrence requirement under our credit agreement and our public debt covenants as of December 31, 2022, and we cannot be certain when or if this ratio will exceed 1.5x. We are currently unable to incur additional debt until this ratio is at or above 1.5x on a pro forma basis, but are not required to repay outstanding debt as a result of failure to comply with this financial requirement. We are currently fully drawn under our credit facility and could also be required to repay our outstanding debt in the event of non-compliance with certain other requirements of our credit agreement or our indentures or their supplements. We may therefore experience future liquidity constraints, as we are currently unable to incur additional debt for failure to comply with the requirements of our credit agreement and our indentures and their supplements. An inability to incur additional debt would require us to meet our capital needs from other sources, such as cash on hand, operating cash flow, equity financing or asset sales, which may not be available to us on attractive terms or at all and we may be unable to meet our obligations or grow our business by acquiring additional properties or otherwise.

If we default under our credit agreement, our lenders may demand immediate payment. During the continuance of any event of default under our credit agreement, we may be limited or, in some cases, prohibited from paying distributions to our shareholders. Any default under our credit agreement that results in acceleration of our obligations to repay outstanding debt would likely have serious adverse consequences to us and would likely cause the value of our securities to decline.

In the future, we may obtain additional debt financing, and the covenants and conditions applicable to that debt may be more restrictive than the covenants and conditions that are contained in our existing debt agreements.

Secured debt exposes us to the possibility of foreclosure, which could result in the loss of our investment in certain of our subsidiaries or in a property or group of properties or other assets that secure that debt.

We have debt that is secured by properties that we or our joint ventures own or a pledge of the equity interests of certain of our subsidiaries. Secured debt, including mortgage debt, increases our risk of asset and property losses because defaults on debt secured by our assets may result in foreclosure actions initiated by lenders and ultimately our loss of the property or other assets securing our obligations under our credit agreement if we default on such obligations. Any foreclosure on a property or group of properties could have a material adverse effect on the overall value of our portfolio of properties and more generally on us. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could materially and adversely affect us.

Increases in market interest rates have significantly increased our interest expense and may otherwise materially and negatively affect us.

Recent increases in market interest rates have significantly increased our interest expense. In response to significant and prolonged increases in inflation over the past year, the Federal Reserve has raised interest rates multiple times since the beginning of 2022 and has announced an expectation that interest rates will continue to rise. The timing, number and amount of any future interest rate increases, and the duration that those increased rates will be in effect, are uncertain. Interest rate increases may materially and negatively affect us in several ways, including:

- investors may consider whether to buy or sell our common shares based upon the distribution rate on our common shares relative to the then prevailing market interest rates and our quarterly cash distribution rate on our common shares is currently $0.01 per common share in order to enhance our liquidity until our leverage profile otherwise improves. If market interest rates continue to rise or remain at elevated levels, investors may expect a higher distribution rate than we are able to pay, which may increase our cost of capital, or they may sell our common shares and seek alternative investments that offer higher distribution rates. Sales of our common shares may cause a decline in the value of our common shares;

- amounts outstanding under our credit facility require interest to be paid at floating interest rates. When interest rates increase, our interest costs will increase, which could adversely affect our cash flows, our ability to pay principal and interest on our debt, our cost of refinancing our fixed rate debts when they become due and our ability to pay distributions to our shareholders. Additionally, if we choose to hedge our interest rate risk, we cannot be sure that the hedge will be effective or that our hedging counterparty will meet its obligations to us; and

- property values are often determined, in part, based upon a capitalization of rental income formula. When market interest rates increase or remain at elevated levels, real estate transaction volumes often slow due to increased borrowing costs, which the commercial real estate market is currently experiencing, and property investors often demand higher capitalization rates and that causes property values to decline. Increases in or continued elevated levels of interest rates could lower the value of our properties and cause the value of our securities to decline.

Our managers or other operators may fail to comply with laws relating to the operation of our senior living communities.

We and our managers or other operators are subject to, or impacted by, extensive and frequently changing federal, state and local laws and regulations, including: licensure laws; laws protecting consumers against deceptive practices; laws relating to the operation of our properties and how our managers and other operators conduct their operations, such as with respect to health and safety, fire and privacy matters; laws affecting communities that participate in Medicaid; clinics and other healthcare facilities that participate in both Medicare and Medicaid which mandate allowable costs, pricing, reimbursement procedures and limitations, quality of services and care, food service and physical plants; resident rights laws (including abuse and neglect laws) and fraud laws; anti-kickback and physician referral laws; the Americans with Disabilities Act and similar laws; and safety and health standards established by OSHA. We and our managers and other operators are also required to comply with federal and state laws governing the privacy, security, use and disclosure of individually identifiable information, including financial information and protected health information under HIPAA.

We and our managers and other operators expend significant resources to maintain compliance with these laws and regulations. However, if we or our managers or other operators are alleged to fail, or do fail, to comply with applicable legal requirements, we or they may have to expend significant resources to respond to such allegations, and if we or they are unable to cure deficiencies, certain sanctions may be imposed and we or they may be obligated to return payments and pay fines and interest, which may adversely affect the profitability of our senior living communities and ability to obtain, renew or maintain licenses at those communities.

We and our managers and other operators and tenants face significant competition.

We face significant competition for acquisition opportunities from other investors, including publicly traded and private REITs, numerous financial institutions, individuals, foreign investors and other public and private companies. Some of our competitors may have greater financial and other resources than us and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of property operators and the extent of leverage used in their capital structure. Because of competition for acquisitions, as well as limitations on acquisitions included in our debt agreements, we may be unable to acquire desirable properties or we may pay higher prices for, and realize lower net cash flows than we hope to achieve from, acquisitions.

We also face competition for tenants at our properties, particularly at our medical office and life science properties. Some competing properties may be newer, better located or more attractive to tenants. Competing properties may have lower rates of occupancy than our properties, which may result in competing owners offering available space at lower rents than we offer at our properties. Development activities may increase the supply of properties of the type we own in the leasing markets in which we own properties and increase the competition we face. Competition may make it difficult for us to attract and retain tenants and may reduce the rents we are able to charge and the values of our properties.

In recent years, a significant number of new senior living communities have been developed and some continue to be developed. Although the rate of new development of senior living communities has slowed, the increased supply of senior living communities from recent development activity has increased competitive pressures on our managers and other operators, particularly in certain geographic markets where we own senior living communities, and we expect these competitive challenges to continue for at least the next few years. Further, our senior living communities compete with numerous other senior living service providers, such as home healthcare companies and other real estate based service providers. Some of these senior living competitors are larger and have greater financial resources than our managers or other operators do, and some of these competitors are not for-profit entities which have endowment income and may not face the same financial pressures that they do. We cannot be sure that our managers or other operators will be able to attract a sufficient number of residents to our senior living communities at rates that will generate acceptable returns or that our managers or other operators will be able to attract employees and keep wages and other employee benefits, insurance costs and other operating expenses at levels which will allow them to compete successfully and operate our senior living communities profitably.

These competitive challenges may prevent our managers and other operators from maintaining or improving occupancy and rates at our senior living communities, which may reduce our returns from our senior living communities and adversely affect the profitability of our senior living communities, and may cause the values of our properties to decline.

We may be unable to lease our properties when our leases expire.

Although we typically will seek to renew or extend the terms of leases for our properties with tenants when they expire, we cannot be sure that we will be successful in doing so. Economic conditions, including high inflation, may cause our tenants not to renew or extend their leases when they expire, or to seek to renew their leases for less space than they currently occupy. If we are unable to extend or renew our leases, or we renew leases for reduced space, it may be time consuming and expensive to relet some of these properties.

We are exposed to risks associated with property development, redevelopment and repositioning that could adversely affect us, including our financial condition and results of operations.

We currently have several properties under development and we intend to continue to engage in development, redevelopment and repositioning activities with respect to our properties, and, as a result, we are subject to certain risks, which could adversely affect us, including our financial condition and results of operations. These risks include cost overruns and untimely completion of construction due to, among other things, weather conditions, inflation, labor or material shortages or delays in receiving permits or other governmental approvals, as well as the availability and pricing of financing on favorable terms or at all. Recent supply chain constraints and commodity pricing and other inflation, including inflation impacting wages and employee benefits, have resulted in increased costs for materials, other goods and labor, including construction materials, and some delays in construction activities, and these conditions may continue and worsen. These risks could result in substantial unanticipated delays and increased development and renovation costs and could prevent the initiation or the completion of development, redevelopment or repositioning activities and cause delays in leasing these properties and generating cash flows from these properties or possible loss of tenancies, any of which could have a material adverse effect on our business, financial condition and results of operations.

Ownership of real estate is subject to environmental risks and liabilities.

Ownership of real estate is subject to risks associated with environmental hazards. Under various laws, owners as well as operators of real estate may be required to investigate and clean up or remove hazardous substances present at or migrating from properties they own or operate and may be held liable for property damage or personal injuries that result from hazardous substances. These laws also expose us to the possibility that we may become liable to government agencies or third parties for costs and damages they incur in connection with hazardous substances. The costs and damages that may arise from environmental hazards may be substantial and are difficult to assess and estimate for numerous reasons, including uncertainty about the extent of contamination, alternative treatment methods that may be applied, the location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it may take to remediate contamination. In addition, these laws also impose various requirements regarding the operation and maintenance of properties and recordkeeping and reporting requirements relating to environmental matters that require us or the operators of our properties to incur costs to comply with.

Further, certain of our secured debt agreements contain exceptions to the general non-recourse provisions that obligate us to indemnify the lenders for certain potential environmental losses relating to hazardous materials and violations of environmental law. We may incur substantial liabilities and costs for environmental matters.

We are subject to risks from adverse weather, natural disasters and climate change and climate related events, and we incur significant costs and invest significant amounts with respect to these matters.

We are subject to risks and could be exposed to additional costs from adverse weather, natural disasters and climate change and climate related events. For example, our properties could be severely damaged or destroyed from either singular extreme weather events (such as floods, storms and wildfires) or through long-term impacts of climatic conditions (such as precipitation frequency, weather instability and rise of sea levels). Such events could also adversely impact us or the tenants of our properties if we or they are unable to operate our or their businesses due to damage resulting from such events. Insurance may not adequately cover all losses sustained by us or the tenants of our properties. If we fail to adequately prepare for such events, our revenues, results of operations and financial condition may be impacted. In addition, we may incur significant costs in preparing for possible future climate change or climate related events or in response to our tenants' requests for such investments and we may not realize desirable returns on those investments.

Vacancies in a property could result in significant capital expenditures and illiquidity and reduce the value of the property.

The loss of a tenant may reduce the value of a property and require us to spend significant amounts of capital to renovate the property before it is suitable for a new tenant. Many of the leases we enter into or acquire are for properties that are especially suited to the particular business of our tenants, such as our medical office and life science properties. Because these properties have been designed or physically modified for a particular tenant, if the current lease is terminated or not renewed, we may be required to renovate the property at substantial costs, decrease the rent we charge or provide other concessions in order to lease the property to another tenant. We may also have difficulty selling the property due to the special purpose for which the property may have been designed or modified. This potential illiquidity may limit our ability to quickly modify our portfolio in response to changes in economic or other conditions, including tenant demand.

RMR and our senior living community managers rely on information technology and systems in providing services to us, and any material failure, inadequacy, interruption or security breach of that technology or those systems could materially harm us.

RMR and our senior living community managers rely on information technology and systems, including the Internet and cloud-based infrastructures, commercially available software and their respective internally developed applications, to process, transmit, store and safeguard information and to manage or support a variety of their business processes (including managing our building systems), including financial transactions and maintenance of records, which may include personal identifying information of employees, residents, tenants and guarantors and lease data. If we or our third party vendors experience material security or other failures, inadequacies or interruptions in our or their information technology systems, we could incur material costs and losses and our operations could be disrupted. RMR and our senior living community managers take various actions, and incur significant costs, to maintain and protect the operation and security of information technology and systems, including the data maintained in those systems. However, these measures may not prevent the systems' improper functioning or a compromise in security such as in the event of a cyberattack or the improper disclosure of personally identifiable information.

Security breaches, computer viruses, attacks by hackers, online fraud schemes and similar breaches have created and can create significant system disruptions, shutdowns, fraudulent transfer of assets or unauthorized disclosure of confidential information. The risk of a security breach or disruption, particularly through cyberattack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the intensity and sophistication of attempted attacks and intrusions from around the world have increased. The cybersecurity risks to us or our third party vendors are heightened by, among other things, the evolving nature of the threats faced, advances in computer capabilities, new

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discoveries in the field of cryptography and new and increasingly sophisticated methods used to perpetrate illegal or fraudulent activities, including cyberattacks, email or wire fraud and other attacks exploiting security vulnerabilities in RMR's, our senior living community managers' or other third parties' information technology networks and systems or operations. Although much of RMR's and our senior living community managers' staff returned to their offices during the pandemic, flexible working arrangements have resulted in a higher extent of remote working than they experienced prior to the pandemic. This and other possible changing work practices have adversely impacted, and may in the future adversely impact, RMR's, our senior living community managers' or other third parties' abilities to maintain the security, proper function and availability of their information technology and systems since remote working by their employees could strain their technology resources and introduce operational risk, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that have sought, and may seek, to exploit remote working environments. In addition, RMR's, our senior living community managers' or other third parties' data security, data privacy, investor reporting and business continuity processes could be impacted by a third party's inability to perform in a remote work environment or by the failure of, or attack on, their information systems and technology. Any failure by RMR, our senior living community managers or other third party vendors to maintain the security, proper function and availability of their respective information technology and systems could result in financial losses, interrupt our operations, damage our reputation, cause us to be in default of material contracts and subject us to liability claims or regulatory penalties, any of which could materially and adversely affect our business and the value of our securities.

ESG initiatives, requirements and market expectations may impose additional costs and expose us to new risks.

There is an increasing focus from investors, tenants and other stakeholders and regulators concerning corporate sustainability. Some investors may use ESG factors to guide their investment strategies and, in some cases, may choose not to invest in us, or otherwise do business with us, if they believe our or RMR's policies relating to corporate sustainability are inadequate. Third party providers of corporate sustainability ratings and reports on companies have increased in number, resulting in varied and, in some cases, inconsistent standards. In addition, the criteria by which companies' corporate sustainability practices are assessed are evolving, which could result in greater expectations of us and RMR and cause us and RMR to undertake costly initiatives to satisfy such new criteria. Alternatively, if we or RMR elect not to or are unable to satisfy such new criteria or do not meet the criteria of a specific third party provider, some investors may conclude that our or RMR's policies with respect to corporate sustainability are inadequate. In July 2022, RMR announced its zero emissions goal pursuant to which it has pledged to reduce its scope 1 and 2 emissions to net zero by 2050 with a 50% reduction commitment by 2030 from a 2019 baseline. We and RMR may face reputational damage in the event that our or their corporate sustainability procedures or standards do not meet the goals that we or RMR have set or the standards set by various constituencies. If we and RMR fail to satisfy the expectations of investors and our tenants and other stakeholders or our or RMR's announced goals and other initiatives are not executed as planned, our and RMR's reputation and financial results could be adversely affected, and our revenues, results of operations and ability to grow our business may be negatively impacted. In addition, we may incur significant costs in attempting to comply with ESG policies or third party expectations or demands.

The nature of our managers' and other operators' businesses exposes us and them to litigation and regulatory and government proceedings.

Our managers and other operators have been, are currently, and expect in the future to be involved in claims, lawsuits and regulatory and government audits, investigations and proceedings arising in the ordinary course of their and our businesses, some of which may involve material amounts, and we may also be involved in such claims, lawsuits and regulatory and government audits, investigations and proceedings at our managed communities. The defense and resolution of such claims, lawsuits and other proceedings may require our managers or other operators or us to incur significant expenses. In several well publicized instances, private litigation by residents of senior living communities for alleged abuses has resulted in large damage awards against senior living companies. As a result of these conditions, the cost of liability insurance continues to increase.

Insurance may not adequately cover our losses, and insurance costs may continue to increase.

We or our tenants are generally responsible for the costs of insurance coverage for our properties and the operations conducted on them, including for casualty, liability, malpractice, fire, extended coverage and rental or business interruption loss insurance. In the future, we may acquire properties for which we are responsible for the costs of insurance. In the past few years, the costs of insurance have increased significantly, and these increased costs have had an adverse effect on us and our managers or other operators and tenants. Increased insurance costs may adversely affect our managers' abilities to operate our properties profitably and provide us with desirable returns and our tenants' abilities to pay us rent or result in downward pressure on rents we can charge under new or renewed leases. Losses of a catastrophic nature, such as those caused by hurricanes, flooding, volcanic eruptions and earthquakes, among other things, losses as a result of outbreaks of pandemics or acts of terrorism, may be covered by insurance policies with limitations such as large deductibles or co-payments that we or a responsible tenant may not be able to pay. Insurance proceeds may not be adequate to restore an affected property to its condition prior to a loss or to compensate us for our losses, including lost revenues or other costs. Certain losses, such as losses we may incur as a result of known or unknown environmental conditions, are not covered by our insurance. Market conditions or our loss history may limit the scope of insurance or coverage available to us or our tenants on economic terms. If we determine that an uninsured loss or a loss in excess of insured limits occurs and if we are not able to recover amounts from our tenants for certain losses, we may have to incur uninsured costs to mitigate such losses or lose all or a portion of the capital invested in a property, as well as the anticipated future revenue from the property.

We may not succeed in selling properties we may identify for sale and any proceeds we may receive from sales we do complete may be less than expected, and we may incur losses with respect to any such sales.

Subject to limitations on acquisitions in our debt agreements, we plan to selectively sell certain properties from time to time to fund future acquisitions, manage leverage and strategically update, rebalance and reposition our investment portfolio. Our ability to sell properties or any other assets and the prices we receive upon any sale, may be affected by various factors. In particular, these factors could arise from weaknesses in or a lack of established markets for the properties we may identify for sale, changes in the financial condition of prospective purchasers for and the tenants of the properties, the terms of leases with tenants at certain of the properties, the characteristics, quality and prospects of the properties, the availability of financing to potential purchasers on reasonable terms, the number of prospective purchasers, the number of competing properties in the market, unfavorable local, national or international economic conditions, such as high inflation, rising or sustained high interest rates, labor market challenges, supply chain challenges and economic downturns or recessions, and changes in laws, regulations or fiscal policies of jurisdictions in which the properties are located. For example, current market conditions have caused, and may continue to cause, increased capitalization rates which, together with rising interest rates, has resulted in reduced commercial real estate transaction volume, and such conditions may continue or worsen. We may not succeed in selling properties or other assets and any sales may be delayed or may not occur or, if sales do occur, the terms may not meet our expectations, and we may incur losses in connection with any sales. In addition, we may elect to change or abandon our strategy and forego or abandon property or other asset sales. If we are unable to realize proceeds from the sale of assets sufficient to allow us to manage our leverage at a level we believe appropriate or which ratings agencies and possible financing sources believe appropriate, our credit ratings may be lowered, and we may further reduce our acquisition activity or investments in our existing properties.

Our existing and any future joint ventures may limit our flexibility with jointly owned investments and we may not realize the benefits we expect from these arrangements.

We are party to joint ventures with institutional investors, and we may in the future sell or contribute additional properties to, or acquire, develop or recapitalize properties in our existing or any future joint ventures. Our participation in joint ventures is subject to risks, including the following:

- we share approval rights over major decisions affecting the ownership or operation of the joint ventures and any property owned by the joint ventures;

- we may need to contribute additional capital in order to preserve, maintain or grow the joint ventures and their investments;

- joint venture investors may have economic or other business interests or goals that are inconsistent with our business interests or goals and that could affect our ability to lease, relet or operate properties owned by the joint ventures;

- joint venture investors may be subject to different laws or regulations than us, or may be structured differently than us for tax purposes, which could create conflicts of interest and/or affect our ability to maintain our qualification for taxation as a REIT;

- our ability to sell our interest in, or sell additional properties to, the joint ventures or the joint ventures' ability to sell additional interests of, or properties owned by, the joint ventures when we so desire are subject to the approval rights of the other joint venture investors under the terms of the agreements governing the joint ventures; and

- disagreements with joint venture investors could result in litigation or arbitration that could be expensive and distracting to management and could delay important decisions.

Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations. Further, these, similar, enhanced or additional risks, including possible mandatory capital contribution requirements, may apply to any future additional or amended joint ventures.

Bankruptcy law may adversely impact us.

The occurrence of a tenant bankruptcy could reduce the rent we receive from that tenant, and the current economic conditions, such as high inflation, rising or continued high interest rates, labor market challenges, supply chain challenges and economic downturns or a possible recession, may increase the risk of our tenants and the managers and other operators of our senior living communities filing for bankruptcy. If a tenant files for bankruptcy, federal law may prohibit us from evicting that tenant based solely upon its bankruptcy, and a bankrupt tenant may be authorized to reject and terminate its lease with us. Any claims against a bankrupt tenant for unpaid future rent would be subject to statutory limitations that may be substantially less than the contractually specified rent we are owed under the lease, and any claim we have for unpaid past rent may not be paid in full. If any of our tenants, managers or other operators files for bankruptcy, we may experience delays in enforcing our rights, and may be limited in our ability to replace the tenant, manager or other operator. In the case of any tenant, manager or other operator bankruptcy, we may incur substantial costs in protecting our investment and re-leasing or finding a replacement tenant, manager or other operator.

A severe cold or flu season, epidemics or any other widespread illnesses could adversely affect the operations of our senior living communities.

Our revenues and our managers' and other operators' and tenants' revenues with respect to our senior living communities are dependent on occupancy and could significantly decrease in the event of a severe cold and flu season, an epidemic or pandemic such as a new variant in the COVID-19 pandemic or any other widespread illness. Such a decrease could significantly impact our and our managers' and tenants' revenues from our senior living communities. As experienced during the COVID-19 pandemic, a future flu or other epidemic or pandemic could significantly increase the cost burdens faced by our managers or tenants, including if they are required to implement quarantines for residents, and adversely affect their ability to meet their obligations to us and our returns, which would have a material adverse effect on our financial results.

Risks Related to Our Relationships with RMR and AlerisLife (including Five Star)

We are dependent upon RMR to manage our business and implement our growth strategy.

We have no employees. Personnel and services that we require are provided to us by RMR pursuant to our management agreements with RMR. Our ability to achieve our business objectives depends on RMR and its ability to effectively manage our properties, to appropriately identify and complete our acquisitions and dispositions and to execute our growth strategy. Accordingly, our business is dependent upon RMR's business contacts, its ability to successfully hire, train, supervise and manage its personnel and its ability to maintain its operating systems. If we lose the services provided by RMR or its key personnel, our business and growth prospects may decline. We may be unable to duplicate the quality and depth of management available to us by becoming internally managed or by hiring another manager. In the event RMR is unwilling or unable to continue to provide management services to us, our cost of obtaining substitute services may be greater than the fees we pay RMR under our management agreements, and as a result our expenses may increase.

RMR has broad discretion in operating our day to day business.

Our manager, RMR, is authorized to follow broad operating and investment guidelines and, therefore, has discretion in identifying the properties that will be appropriate investments for us, as well as our individual operating and investment decisions. Our Board of Trustees periodically reviews our operating and investment guidelines and our operating activities and investments but it does not review or approve each decision made by RMR on our behalf. In addition, in conducting periodic reviews, our Board of Trustees relies primarily on information provided to it by RMR. RMR may exercise its discretion in a manner that results in investment returns that are substantially below expectations or that results in losses.

Our management structure and agreements and relationships with RMR and RMR's and its controlling shareholder's relationships with others may create conflicts of interest, or the perception of such conflicts, and may restrict our investment activities.

RMR is a majority owned subsidiary of RMR Inc. The Chair of our Board of Trustees and one of our Managing Trustees, Adam Portnoy, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., chair of the board of directors, a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR. RMR or its subsidiary also acts as the manager to certain other Nasdaq listed companies and private companies, and Mr. Portnoy serves as a managing director, managing trustee, director or trustee, as applicable, of those companies, and as chair of the board of trustees or board of directors, as applicable, of those Nasdaq listed companies.

Jennifer Francis, our other Managing Trustee and our President and Chief Executive Officer, and Richard Siedel, Jr., our Chief Financial Officer and Treasurer, are also officers and employees of RMR. Messrs. Portnoy and Siedel and Ms. Francis have duties to RMR, as well as to us, and we do not have their undivided attention. They and other RMR personnel may have conflicts in allocating their time and resources between us and RMR and other companies to which RMR or its subsidiaries provide services. Some of our Independent Trustees also serve as independent directors or independent trustees of other public companies to which RMR or its subsidiaries provide management services.

In addition, we may in the future enter into additional transactions with RMR, its affiliates or entities managed by it or its subsidiaries. In addition to his investments in RMR Inc. and RMR, Mr. Portnoy holds equity investments in other companies to which RMR or its subsidiaries provide management services and some of these companies have significant cross ownership interests, including, for example: as of December 31, 2022, Mr. Portnoy beneficially owned 1.1% of our outstanding common shares and approximately 6.1% of AlerisLife's outstanding common shares (including through ABP Trust), and we owned approximately 31.9% of AlerisLife's outstanding common shares (which shares are currently subject to the tender offer described elsewhere in this Annual Report on Form 10-K). Our executive officers may also own equity investments in other companies to which RMR or its subsidiaries provide management services. These multiple responsibilities, relationships and cross ownerships may give rise to conflicts of interest or the perception of such conflicts of interest with respect to matters involving us, RMR Inc., RMR, our Managing Trustees, the other companies to which RMR or its subsidiaries provide management services and their related parties. Conflicts of interest or the perception of conflicts of interest could have a material adverse impact on our reputation, business and the market price of our common shares and other securities and we may be subject to increased risk of litigation as a result.

In our management agreements with RMR, we acknowledge that RMR may engage in other activities or businesses and act as the manager to any other person or entity (including other REITs) even though such person or entity has investment policies and objectives similar to our policies and objectives and we are not entitled to preferential treatment in receiving information, recommendations and other services from RMR. Accordingly, we may lose investment opportunities to, and may compete for tenants with, other businesses managed by RMR or its subsidiaries, including our existing and any future joint ventures. We cannot be sure that our Code of Conduct or our governance guidelines, or other procedural protections we adopt will be sufficient to enable us to identify, adequately address or mitigate actual or alleged conflicts of interest or ensure that our transactions with related persons are made on terms that are at least as favorable to us as those that would have been obtained with an unrelated person.

Our management agreements with RMR were not negotiated on an arm's length basis and their fee and expense structure may not create proper incentives for RMR, which may increase the risk of an investment in our common shares.

As a result of our relationships with RMR and its current and former controlling shareholder(s), our management agreements with RMR were not negotiated on an arm's length basis between unrelated parties, and therefore, while such agreements were negotiated with the use of a special committee and disinterested Trustees, the terms, including the fees payable to RMR, may be different from those negotiated on an arm's length basis between unrelated parties. Our property management fees are calculated based on rents we receive and construction supervision fees for construction at our properties overseen and managed by RMR, and our base business management fee is calculated based upon the lower of the historical costs of our real estate investments and our market capitalization. We pay RMR substantial base management fees regardless of our financial results. These fee arrangements could incentivize RMR to pursue acquisitions, capital transactions, tenancies and construction projects or to avoid disposing of our assets in order to increase or maintain its management fees and might reduce RMR's incentive to devote its time and effort to seeking investments that provide attractive returns for us. If we do not effectively manage our investment, disposition and capital transactions and leasing, construction and other property management activities, we may pay increased management fees without proportional benefits to us. In addition, we are obligated under our management agreements to reimburse RMR for employment and related expenses of RMR's employees assigned to work exclusively or partly at our properties, our share of the wages, benefits and other related costs of RMR's centralized accounting personnel, our share of RMR's costs for providing our internal audit function and as otherwise agreed. We are also required to pay for third party costs incurred with respect to us. Our obligation to reimburse RMR for certain of its costs and to pay third party costs may reduce RMR's incentive to efficiently manage those costs, which may increase our costs.

The termination of our management agreements with RMR may require us to pay a substantial termination fee, including in the case of a termination for unsatisfactory performance, which may limit our ability to end our relationship with RMR.

The terms of our management agreements with RMR automatically extend on December 31 of each year so that such terms thereafter end on the 20th anniversary of the date of the extension. We have the right to terminate these agreements: (1) at any time on 60 days' written notice for convenience, (2) immediately upon written notice for cause, as defined in the agreements, (3) on written notice given within 60 days after the end of any applicable calendar year for a performance reason, as defined in the agreements, and (4) by written notice during the 12 months following a manager change of control, as defined in the agreements. However, if we terminate a management agreement for convenience, or if RMR terminates a management agreement with us for good reason, as defined in such agreement, we are obligated to pay RMR a termination fee in an amount equal to the sum of the present values of the monthly future fees, as defined in the applicable agreement, payable to RMR for the term that was remaining before such termination, which, depending on the time of termination, would be between 19 and 20 years. Additionally, if we terminate a management agreement for a performance reason, as defined in the agreement, we are obligated to pay RMR the termination fee calculated as described above, but assuming a remaining term of 10 years. These provisions substantially increase the cost to us of terminating the management agreements without cause, which may limit our ability to end our relationship with RMR as our manager. The payment of the termination fee could have a material adverse effect on our financial condition, including our ability to pay distributions to our shareholders.

Our management arrangements with RMR may discourage a change of control of us.

Our management agreements with RMR have continuing 20 year terms that renew annually. As noted in the preceding risk factor, if we terminate either of these management agreements other than for cause or upon a change of control of our manager, we are obligated to pay RMR a substantial termination fee. For these reasons, our management agreements with RMR may discourage a change of control of us, including a change of control which might result in payment of a premium for our common shares.

Our business dealings with AlerisLife (including Five Star) comprise a significant part of our business and operations and they may create conflicts of interest or the perception of such conflicts of interest.

AlerisLife was originally organized as our subsidiary. We distributed substantially all of our AlerisLife common shares to our shareholders on December 31, 2001. RMR provides management services to both us and AlerisLife. The Chair of our Board of Trustees and one of our Managing Trustees, Adam Portnoy, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is a significant shareholder of AlerisLife, beneficially owning, together with its applicable subsidiary, approximately 6.1% of AlerisLife's outstanding common shares as of December 31, 2022. In February 2023, a subsidiary of ABP Trust commenced the tender offer for all of the outstanding AlerisLife common shares, as further described elsewhere in this Annual Report on Form 10-K. Five Star, an operating division of AlerisLife, manages many of our senior living communities. In addition, Mr. Portnoy is the chair of AlerisLife's board of directors and one of its managing directors.

The historical and continuing relationships which we, RMR and Mr. Portnoy have with AlerisLife could create, or appear to create, conflicts of interest with respect to matters involving us, the other companies to which RMR or its subsidiaries provide management services and their related parties. As a result of these relationships, our agreements with AlerisLife (including Five Star) were not negotiated on an arm's length basis between unrelated parties, and therefore their terms may be different from those negotiated on an arm's length basis between unrelated parties. Conflicts of interest or the perception of conflicts of interest could have a material adverse impact on our reputation, business and the market price of our common shares and other securities and we may be subject to increased risk of litigation as a result.

We may be required to pay a substantial termination fee to Five Star if Five Star terminates our management agreements due to our default.

If Five Star terminates our management agreements due to certain defaults by us, we are required to pay Five Star a termination fee equal to the present value of the base management fees that we would have paid to Five Star and the allocated incentive fee for the applicable communities, if any, between the date of termination and the scheduled initial expiration date of such management agreements (but not for a period exceeding 10 years), with such amounts determined based on the average base management and incentive fees for the applicable communities for each of the three calendar years ended prior to the date of termination. Further, the payment of the termination fee could have a material adverse effect on our financial condition, including our ability to pay distributions to our shareholders.

We are party to transactions with related parties that may increase the risk of allegations of conflicts of interest.

We are party to transactions with related parties, including with entities controlled by Adam Portnoy or to which RMR or its subsidiaries provide management services. Our agreements with related parties or in respect of transactions among related parties may not be on terms as favorable to us as they would have been if they had been negotiated among unrelated parties. We are subject to the risk that our shareholders or the shareholders of RMR Inc. or other related parties may challenge any such related party transactions. If challenges to related party transactions were to be successful, we might not realize the benefits expected from the transactions being challenged. Moreover, any such challenge could result in substantial costs and a diversion of our management's attention, could have a material adverse effect on our reputation, business and growth and could adversely affect our ability to realize the benefits expected from the transactions, whether or not the allegations have merit or are substantiated.

We may be at an increased risk for dissident shareholder activities due to perceived conflicts of interest arising from our management structure and relationships.

Companies with business dealings with related persons and entities may more often be the target of dissident shareholder trustee nominations, dissident shareholder proposals and shareholder litigation alleging conflicts of interest in their business dealings. The various relationships noted above may precipitate such activities. Certain proxy advisory firms which have significant influence over the voting by shareholders of public companies have, in the past, recommended, and in the future may recommend, that shareholders withhold votes for the election of our incumbent Trustees, vote against our say on pay vote or other management proposals or vote for shareholder proposals that we oppose. These recommendations by proxy advisory firms have affected the outcomes of past Board of Trustees elections and votes on our say on pay, and similar recommendations in the future would likely affect the outcome of future Board of Trustees elections and votes on our say on pay, which may increase shareholder activism and litigation. These activities, if instituted against us, could result in substantial costs and diversion of our management's attention and could have a material adverse impact on our reputation and business.

Risks Related to Our Organization and Structure

We may change our operational, financing and investment policies without shareholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our Board of Trustees determines our operational, financing and investment policies and may amend or revise our policies, including our policies with respect to our intention to remain qualified for taxation as a REIT, acquisitions, dispositions, growth, operations, indebtedness, capitalization and distributions, or approve transactions that deviate from these policies, without a vote of, or notice to, our shareholders. Policy changes could adversely affect the market price of our common shares and our ability to pay distributions to our shareholders. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our Board of Trustees may alter or eliminate our current policy on borrowing at any time without shareholder approval. If this policy changes, we could become more highly leveraged, which could result in an increase in our debt service costs. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk.

Ownership limitations and certain provisions in our declaration of trust, bylaws and agreements, as well as certain provisions of Maryland law, may deter, delay or prevent a change in our control or unsolicited acquisition proposals.

Our declaration of trust prohibits any shareholder, other than RMR and its affiliates (as defined under Maryland law) and certain persons who have been exempted by our Board of Trustees, from owning, directly and by attribution, more than 9.8% of the number or value of shares (whichever is more restrictive) of any class or series of our outstanding shares of beneficial interest, including our common shares. This provision of our declaration of trust is intended to, among other purposes, assist with our REIT compliance under the IRC and otherwise promote our orderly governance. However, this provision may also inhibit acquisitions of a significant stake in us and may deter, delay or prevent a change in control of us or unsolicited acquisition proposals that a shareholder may consider favorable. Additionally, provisions contained in our declaration of trust and bylaws or under Maryland law may have a similar impact, including, for example, provisions relating to:

- limitations on shareholder voting rights with respect to certain actions that are not approved by our Board of Trustees;

- the authority of our Board of Trustees, and not our shareholders, to adopt, amend or repeal our bylaws and to fill vacancies on our Board of Trustees;

- shareholder voting standards which require a supermajority of shares for approval of certain actions;

- the fact that only our Board of Trustees, or, if there are no Trustees, our officers, may call shareholder meetings and that shareholders are not entitled to act without a meeting;

- required qualifications for an individual to serve as a Trustee and a requirement that certain of our Trustees be "Managing Trustees" and other Trustees be "Independent Trustees," as defined in our governing documents;

- limitations on the ability of our shareholders to propose nominees for election as Trustees and propose other business to be considered at a meeting of our shareholders;

- limitations on the ability of our shareholders to remove our Trustees;

- the authority of our Board of Trustees to create and issue new classes or series of shares (including shares with voting rights and other rights and privileges that may deter a change in control) and issue additional common shares;

- restrictions on business combinations between us and an interested shareholder that have not first been approved by our Board of Trustees (including a majority of Trustees not related to the interested shareholder); and

- the authority of our Board of Trustees, without shareholder approval, to implement certain takeover defenses.

As changes occur in the marketplace for corporate governance policies, the above provisions may change, be removed, or new ones may be added.

Our rights and the rights of our shareholders to take action against our Trustees and officers are limited.

Our declaration of trust limits the liability of our Trustees and officers to us and our shareholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our Trustees and officers will not have any liability to us and our shareholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the Trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust and indemnification agreements require us to indemnify, to the maximum extent permitted by Maryland law, any present or former Trustee or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in these and certain other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former Trustees and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result of these limitations on liability and indemnification obligations, we and our shareholders may have more limited rights against our present and former Trustees and officers than might exist with other companies, which could limit shareholder recourse in the event of actions that some shareholders may believe are not in our best interest.

Shareholder litigation against us or our Trustees, officers, managers or other agents may be referred to mandatory arbitration proceedings, which follow different procedures than in-court litigation and may be more restrictive to shareholders asserting claims than in-court litigation.

Our shareholders agree, by virtue of becoming shareholders, that they are bound by our governing documents, including the arbitration provisions of our bylaws, as they may be amended from time to time. Our bylaws provide that certain actions by one or more of our shareholders against us or any of our Trustees, officers, managers or other agents, other than disputes, or any portion thereof, regarding the meaning, interpretation or validity of any provision of our declaration of trust or bylaws, will be referred to mandatory, binding and final arbitration proceedings if we, or any other party to such dispute, including any of our Trustees, officers, managers or other agents, unilaterally so demands. As a result, we and our shareholders would not be able to pursue litigation in state or federal court against us or our Trustees, officers, managers or other agents, including, for example, claims alleging violations of federal securities laws or breach of fiduciary duties or similar director or officer duties under Maryland law, if we or any of our Trustees, officers, managers or other agents against whom the claim is made unilaterally demands the matter be resolved by arbitration. Instead, our shareholders would be required to pursue such claims through binding and final arbitration.

Our bylaws provide that such arbitration proceedings would be conducted in accordance with the procedures of the Commercial Arbitration Rules of the American Arbitration Association, as modified in our bylaws. These procedures may provide materially more limited rights to our shareholders than litigation in a federal or state court. For example, arbitration in accordance with these procedures does not include the opportunity for a jury trial, document discovery is limited, arbitration hearings generally are not open to the public, there are no witness depositions in advance of arbitration hearings and arbitrators may have different qualifications or experiences than judges. In addition, although our bylaws' arbitration provisions contemplate that arbitration may be brought in a representative capacity or on behalf of a class of our shareholders, the rules governing such representation or class arbitration may be different from, and less favorable to shareholders than, the rules governing representative or class action litigation in courts. Our bylaws also generally provide that each party to such an arbitration is required to bear its own costs in the arbitration, including attorneys' fees, and that the arbitrators may not render an award that includes shifting of such costs or, in a derivative or class proceeding, award any portion of our award to any shareholder or such shareholder's attorneys. The arbitration provisions of our bylaws may discourage our shareholders from bringing, and attorneys from agreeing to represent our shareholders wishing to bring, litigation against us or our Trustees, officers, managers or other agents. Our agreements with AlerisLife (including Five Star) and RMR have similar arbitration provisions to those in our bylaws.

We believe that the arbitration provisions in our bylaws are enforceable under both state and federal law, including with respect to federal securities laws claims. We are a Maryland real estate investment trust and Maryland courts have upheld the enforceability of arbitration bylaws. In addition, the U.S. Supreme Court has repeatedly upheld agreements to arbitrate other federal statutory claims, including those that implicate important federal policies. However, some academics, legal practitioners and others are of the view that charter or bylaw provisions mandating arbitration are not enforceable with respect to federal securities laws claims. It is possible that the arbitration provisions of our bylaws may ultimately be determined to be unenforceable.

By agreeing to the arbitration provisions of our bylaws, shareholders will not be deemed to have waived compliance by us with federal securities laws and the rules and regulations thereunder.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our Trustees, officers, managers or other agents.

Our bylaws currently provide that, unless the dispute has been referred to binding arbitration, the Circuit Court for Baltimore City, Maryland will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim for breach of a fiduciary duty owed by any of our Trustees, officers, managers or other agents to us or our shareholders; (3) any action asserting a claim against us or any of our Trustees, officers, managers or other agents arising pursuant to Maryland law, our declaration of trust or bylaws brought by or on behalf of a shareholder, either on such shareholder's own behalf, on our behalf or on behalf of any series or class of shares of beneficial interest of ours or by our shareholders against us or any of our Trustees, officers, managers or other agents, including any disputes, claims or controversies relating to the meaning, interpretation, effect, validity, performance or enforcement of our declaration of trust or bylaws; or (4) any action asserting a claim against us or any of our Trustees, officers, managers or other agents that is governed by the internal affairs doctrine of the State of Maryland. Our bylaws currently also provide that the Circuit Court for Baltimore City, Maryland will be the sole and exclusive forum for any dispute, or portion thereof, regarding the meaning, interpretation or validity of any provision of our declaration of trust or bylaws. The exclusive forum provision of our bylaws does not apply to any action for which the Circuit Court for Baltimore City, Maryland does not have jurisdiction or to a dispute that has been referred to binding arbitration in accordance with our bylaws. The exclusive forum provision of our bylaws does not establish exclusive jurisdiction in the Circuit Court for Baltimore City, Maryland for claims that arise under the Securities Act, the Exchange Act or other federal securities laws if there is exclusive or concurrent jurisdiction in the federal courts. Any person or entity purchasing or otherwise acquiring or holding any interest in our shares of beneficial interest shall be deemed to have notice of and to have consented to these provisions of our bylaws, as they may be amended from time to time. The arbitration and exclusive forum provisions of our bylaws may limit a shareholder's ability to bring a claim in a judicial forum that the shareholder believes is favorable for disputes with us or our Trustees, officers, managers or other agents, which may discourage lawsuits against us and our Trustees, officers, managers or other agents.

Risks Related to Our Taxation

Our failure to remain qualified for taxation as a REIT under the IRC could have significant adverse consequences.

As a REIT, we generally do not pay federal or most state income taxes as long as we distribute all of our REIT taxable income and meet other qualifications set forth in the IRC. However, actual qualification for taxation as a REIT under the IRC depends on our satisfying complex statutory requirements, for which there are only limited judicial and administrative interpretations. We believe that we have been organized and have operated, and will continue to be organized and to operate, in a manner that qualified and will continue to qualify us to be taxed as a REIT under the IRC. However, we cannot be sure that the IRS, upon review or audit, will agree with this conclusion. Furthermore, we cannot be sure that the federal government, or any state or other taxation authority, will continue to afford favorable income tax treatment to REITs and their shareholders.

Maintaining our qualification for taxation as a REIT under the IRC will require us to continue to satisfy tests concerning, among other things, the nature of our assets, the sources of our income and the amounts we distribute to our shareholders. In order to meet these requirements, it may be necessary for us to sell or forgo attractive investments.

If we cease to qualify for taxation as a REIT under the IRC, then our ability to raise capital might be adversely affected, we will be in breach under our credit agreement, we may be subject to material amounts of federal and state income taxes, our cash available for distribution to our shareholders could be reduced, and the market price of our common shares could decline. In addition, if we lose or revoke our qualification for taxation as a REIT under the IRC for a taxable year, we will generally be prevented from requalifying for taxation as a REIT for the next four taxable years.

Distributions to shareholders generally will not qualify for reduced tax rates applicable to "qualified dividends."

Dividends payable by U.S. corporations to noncorporate shareholders, such as individuals, trusts and estates, are generally eligible for reduced federal income tax rates applicable to "qualified dividends." Distributions paid by REITs generally are not treated as "qualified dividends" under the IRC and the reduced rates applicable to such dividends do not generally apply. However, for tax years beginning before 2026, REIT dividends paid to noncorporate shareholders are generally taxed at an effective tax rate lower than applicable ordinary income tax rates due to the availability of a deduction under the IRC for specified forms of income from passthrough entities. More favorable rates will nevertheless continue to apply to regular corporate "qualified" dividends, which may cause some investors to perceive that an investment in a REIT is less attractive than an investment in a non-REIT entity that pays dividends, thereby reducing the demand and market price of our common shares.

REIT distribution requirements could adversely affect us and our shareholders.

We generally must distribute annually at least 90% of our REIT taxable income, subject to specified adjustments and excluding any net capital gain, in order to maintain our qualification for taxation as a REIT under the IRC. To the extent that we satisfy this distribution requirement, federal corporate income tax will not apply to the earnings that we distribute, but if we distribute less than 100% of our REIT taxable income, then we will be subject to federal corporate income tax on our undistributed taxable income. We intend to pay distributions to our shareholders to comply with the REIT requirements of the IRC. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay to our shareholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with U.S. generally accepted accounting principles, or GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. If we do not have other funds available in these situations, among other things, we may borrow funds on unfavorable terms, sell investments at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions in order to pay distributions sufficient to enable us to distribute enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our shareholders' equity. Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could cause the market price of our common shares to decline.

Even if we remain qualified for taxation as a REIT under the IRC, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT under the IRC, we may be subject to federal, state and local taxes on our income and assets, including taxes on any undistributed income, excise taxes, state or local income, property and transfer taxes, and other taxes. Also, some jurisdictions may in the future limit or eliminate favorable income tax deductions, including the dividends paid deduction, which could increase our income tax expense. In addition, in order to meet the requirements for qualification and taxation as a REIT under the IRC, prevent the recognition of particular types of non-cash income, or avert the imposition of a 100% tax that applies to specified gains derived by a REIT from dealer property or inventory, we may hold or dispose of some of our assets and conduct some of our operations through our TRSs or other subsidiary corporations that will be subject to corporate level income tax at regular rates. In addition, while we intend that our transactions with our TRSs will be conducted on arm's length bases, we may be subject to a 100% excise tax on a transaction that the IRS or a court determines was not conducted at arm's length. Any of these taxes would decrease cash available for distribution to our shareholders.

If arrangements involving our TRSs fail to comply as intended with the REIT qualification and taxation rules, we may fail to qualify for taxation as a REIT under the IRC or be subject to significant penalty taxes.

We lease most of our properties to our TRSs pursuant to arrangements that, under the IRC, are intended to qualify the rents we receive from our TRSs as income that satisfies the REIT gross income tests. We also intend that our transactions with our TRSs be conducted on arm's length bases so that we and our TRSs will not be subject to penalty taxes under the IRC applicable to mispriced transactions. While relief provisions can sometimes excuse REIT gross income test failures, significant penalty taxes may still be imposed.

For those TRS arrangements intended to comply with the REIT qualification and taxation rules under the IRC, a number of requirements must be satisfied, including:

- our TRSs may not directly or indirectly operate or manage a healthcare facility, as defined by the IRC;

- the leases to our TRSs must be respected as true leases for federal income tax purposes and not as service contracts, partnerships, joint ventures, financings or other types of arrangements;

- the leased properties must constitute qualified healthcare properties (including necessary or incidental property) under the IRC;

- our leased properties must be managed and operated on behalf of the TRSs by independent contractors who are less than 35% affiliated with us and who are actively engaged (or have affiliates so engaged) in the trade or business of managing and operating qualified healthcare properties for any person unrelated to us; and

- the rental and other terms of the leases must be arm's length.

We cannot be sure that the IRS or a court will agree with our assessment that our TRS arrangements comply as intended with REIT qualification and taxation rules. If arrangements involving our TRSs fail to comply as we intended, we may fail to qualify for taxation as a REIT under the IRC or be subject to significant penalty taxes.

Legislative or other actions affecting REITs could materially and adversely affect us and our shareholders.

The rules dealing with U.S. federal, state, and local taxation are constantly under review by persons involved in the legislative process and by the IRS, the U.S. Department of the Treasury, and other taxation authorities. Changes to the tax laws, with or without retroactive application, could materially and adversely affect us and our shareholders. We cannot predict how changes in the tax laws might affect us or our shareholders. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to remain qualified for taxation as a REIT or the tax consequences of such qualification to us and our shareholders.

Risks Related to Our Securities

Our quarterly cash distribution rate on our common shares is currently $0.01 per common share and future distributions may remain at this level for an indefinite period or be eliminated and the form of payment could change.

During 2020, we reduced our quarterly cash distribution rate on our common shares to $0.01 per common share in order to enhance our liquidity until our leverage profile otherwise improves. We currently intend to continue to pay quarterly distributions to our shareholders at this rate at least through the maturity date of our credit facility, and possibly thereafter, subject to applicable REIT tax requirements. However:

- our ability to pay distributions to our shareholders or sustain the rate of distributions may continue to be adversely affected if any of the risks described in this Annual Report on Form 10-K occur, including rising or sustained high interest rates and high inflation, labor market challenges, supply chain challenges, volatility in the public equity and debt markets, pandemics (such as the COVID-19 pandemic) or other adverse public health safety events or conditions, geopolitical instability (such as the war in Ukraine), and economic downturns or recessions, on our business, results of operations and liquidity;

- our payment of distributions is subject to restrictions contained in our debt agreements, including being limited under our credit agreement to amounts required to maintain our qualification for taxation as a REIT and $0.01 per common share per quarter through the maturity date of our credit facility, and during the continuance of any event of default under our debt agreements, we may be limited or, in some cases, prohibited from paying distributions to our shareholders; and

- the timing and amount of any distributions will be determined at the discretion of our Board of Trustees and will depend on various factors that our Board of Trustees deems relevant, including, but not limited to, our funds from operations attributable to common shareholders, or FFO attributable to common shareholders, our normalized funds from operations attributable to common shareholders, or Normalized FFO attributable to common shareholders, requirements to maintain our qualification for taxation as a REIT, limitations in our debt agreements, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs for and availability of cash to pay our obligations.

For these reasons, among others, our distribution rate may not increase for an indefinite period or we may cease paying distributions to our shareholders.

Further, in order to preserve liquidity, we may elect to pay distributions to our shareholders in part in a form other than cash, such as issuing additional common shares of ours to our shareholders, as permitted by the applicable tax rules.

We are not currently in compliance with Nasdaq's minimum bid price continued listing standard. If our common shares continue to trade below $1.00 per common share for a sustained period, or we fail to meet other Nasdaq continued listing standards, Nasdaq may elect to delist our common shares, which could negatively impact the market price and liquidity of our common shares and reduce our ability to raise additional capital.

On January 19, 2023, we received a notification letter from Nasdaq informing us that, for at least 30 consecutive business days prior to such notification, the bid price of our common shares had closed below

$1.00 per common share, which is the minimum required closing bid price for continued listing on Nasdaq pursuant to Listing Rule 5450(a)(1). Under Nasdaq Listing Rule 5810(c)(3)(A), we have a 180 calendar day grace period, or until July 18, 2023, to regain compliance with the minimum bid price continued listing standard. To regain compliance, the closing bid price of our common shares must meet or exceed $1.00 per common share for a minimum of 10 consecutive business days during the 180 calendar day grace period. If we are not in compliance by July 18, 2023, we may be afforded a second 180 calendar day grace period. To qualify for this additional time, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq with the exception of the minimum bid price requirement. If we do not regain compliance within the allotted period(s), including any extensions that we may receive, Nasdaq will provide notice that our common shares will be subject to delisting.

We are monitoring the bid price of our common shares and are considering options available to us to achieve compliance with the minimum bid price continued listing standard; however, we cannot be sure that we will be able to regain and/or maintain compliance with this listing standard or that we will otherwise be in compliance with other Nasdaq listing standards. If we fail to regain and/or maintain compliance with the minimum bid price requirement or to meet other applicable continued listing standards of Nasdaq in the future, and Nasdaq elects to delist our common shares, the market price and liquidity of our common shares could be negatively impacted and our ability to raise additional capital could be reduced.

The Notes and the Guarantees are structurally subordinated to the payment of all indebtedness and other liabilities of our subsidiaries that do not guarantee the 2025 Notes and the 2031 Notes.

We are the sole obligor on our outstanding senior unsecured notes and any notes or other debt securities we may issue in the future, or, together with our outstanding senior unsecured notes, the Notes. Our subsidiaries that guarantee our 9.75% senior notes due 2025, or the 2025 Notes, and our 4.375% senior notes due 2031, or the 2031 Notes, are the sole obligor on the guarantees of such notes, or the Guarantees. The subsidiaries that guarantee the 2025 Notes and the 2031 Notes do not currently guarantee any of our other Notes. Our non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the Notes or the Guarantees, or to make any funds available therefor, whether by dividend, distribution, loan or other payments. The rights of holders of the Notes to benefit from any of the assets of our non-guarantor subsidiaries are subject to the prior satisfaction of claims of those subsidiaries' creditors. As a result, the Notes and the Guarantees are, and, except to the extent that future Notes are guaranteed by our non-guarantor subsidiaries, will be, structurally subordinated to all indebtedness and other liabilities of our subsidiaries that do not guarantee the 2025 Notes and the 2031 Notes, including guarantees of or pledges under other indebtedness of ours, payment obligations under lease agreements, trade payables and preferred equity. As of December 31, 2022, our non-guarantor subsidiaries had total indebtedness and other liabilities of approximately $42.1 million (including guarantees of other indebtedness and trade payables, but excluding liabilities to us or a subsidiary guarantor), which are structurally senior to the 2025 Notes and the 2031 Notes.

The Notes and the Guarantees are unsecured and effectively subordinated to all of our and the subsidiary guarantors' existing and future secured debt to the extent of the value of the assets securing such debt.

The outstanding Notes and Guarantees are not secured and any Notes we may issue in the future may not be secured. Upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property, the holders of our secured debt, including debt under our credit agreement (to the extent such debt remains outstanding and is still then secured), will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the instruments governing such debt and to be paid in full, from the assets securing that secured debt before any payment may be made with respect to the Notes that are not secured by those assets. In that event, because such Notes and the Guarantees will not be secured by any of our assets, it is possible that there will be no assets from which claims of holders of such Notes can be satisfied or, if any assets remain, that the remaining assets will be insufficient to satisfy those claims in full. If the value of such remaining assets is less than the aggregate outstanding principal amount of such Notes and accrued interest and all future debt ranking equally with such Notes and the Guarantees, we will be unable to fully satisfy our obligations under such Notes. In addition, if we fail to meet our payment or other obligations under our secured debt, the holders of that secured debt would be entitled to foreclose on our assets securing that secured debt and liquidate those assets. Accordingly, we may not have sufficient funds to pay amounts due on such Notes. As a result, noteholders may lose a portion or the entire value of their investment in such Notes. Further, the terms of the outstanding Notes and the Guarantees permit, and the terms of any Notes we may issue in the future may permit, us to incur additional secured debt subject to compliance with certain debt ratios. The Notes and the Guarantees will be effectively subordinated to any such additional secured debt. As of February 24, 2023, our secured debt included outstanding borrowings under our credit facility, which is secured by pledges of equity in certain subsidiaries that own properties.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders of notes to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee of the 2025 Notes and the 2031 Notes (or any future Notes that are guaranteed by our subsidiaries) could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the debt evidenced by its guarantee:

- received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee;

- was insolvent or rendered insolvent by reason of such incurrence;

- was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

- intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of our creditors or the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

- the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

- the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

- it could not pay its debts as they become due.

We cannot be sure as to what standard a court would apply in making these determinations. In addition, each Guarantee contains, and any future guarantees may contain, a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the Guarantees or any future guarantees from being voided under fraudulent transfer laws, or may eliminate the guarantor's obligations or reduce the guarantor's obligations to an amount that effectively makes the guarantee worthless.

There may be no public market for certain of the Notes, and one may not develop, be maintained or be liquid.

We have not applied for listing of certain of the Notes on any securities exchange or for quotation on any automatic dealer quotation system, and we may not do so for Notes issued in the future. We cannot be sure of the liquidity of any market that may develop for such Notes, the ability of any holder to sell such Notes or the price at which holders would be able to sell such Notes. If a market for such Notes does not develop, holders may be unable to resell such Notes for an extended period of time, if at all. If a market for such Notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell such Notes.

Consequently, holders of the Notes may not be able to liquidate their investment readily, and lenders may not readily accept such Notes as collateral for loans.

The Notes may trade at a discount from their initial issue price or principal amount, depending upon many factors, including prevailing interest rates, the ratings assigned by rating agencies, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects. Any decline in market prices, regardless of cause, may adversely affect the liquidity and trading markets for the Notes.

A further downgrade in credit ratings could materially adversely affect the market price of the Notes and may increase our cost of capital.

The outstanding Notes are rated by two rating agencies and any Notes we may issue in the future may be rated by one or more rating agencies. These credit ratings are continually reviewed by rating agencies and may change at any time based upon, among other things, our results of operations and financial condition. In February 2022, Moody's Investors Service, or Moody's, downgraded our 9.75% senior notes due 2025 rating from Ba3 to B2, our 4.375% senior notes due 2031 rating from Ba3 to B2 and our senior unsecured debt rating from B1 to B3. In September 2022, Moody's downgraded our 9.75% senior notes due 2025 rating from B2 to B3, our 4.375% senior notes due 2031 rating from B2 to B3 and our senior unsecured debt rating from B3 to Caa1. In November 2022, Standard & Poor's Ratings Services, or Standard & Poor's, downgraded our 9.75% senior notes due 2025 rating from BB to BB-, our 4.375% senior notes due 2031 rating from BB to BB- and our senior unsecured debt rating from BB- to B. In January 2023, Moody's downgraded our 9.75% senior notes due 2025 rating from B3 to Caa3, our 4.375% senior notes due 2031 rating from B3 to Caa3 and our senior unsecured debt rating from Caa1 to Ca. In February 2023, Standard & Poor's downgraded our 9.75% senior notes due 2025 rating from BB- to B, our 4.375% senior notes due 2031 rating from BB- to B and our senior unsecured debt rating from B to CCC+. Negative changes in the ratings assigned to our debt securities could have an adverse effect on the market price of the Notes and our cost and availability of capital, which could in turn have a material adverse effect on our results of operations and our ability to satisfy our debt service obligations.

We may not have the ability to raise the funds necessary to finance the repurchase of the 2025 Notes and the 2031 Notes upon a change of control event as will be required by the indenture for the notes.

Upon the occurrence of a change of control, we will be required to offer to repurchase the outstanding 2025 Notes and 2031 Notes at 101% of the principal amount thereof, plus accrued and unpaid interest on such Notes, if any, to, but not including, the date of repurchase. However, it is possible that we will not have sufficient funds, or the ability to raise sufficient funds, at the time of the change of control to make the required repurchase of such Notes. In addition, the occurrence of certain events that constitute a change of control would constitute an event of default under our credit agreement, and restrictions under future debt we may incur may not allow us to repurchase such Notes upon a change of control, which could result in such debt becoming immediately due and payable and the commitments thereunder terminated. If we could not refinance such debt or otherwise obtain a waiver from the holders of such debt, we would be prohibited from repurchasing the 2025 Notes and the 2031 Notes, which would constitute an event of default under the indenture and related supplements governing such Notes, which in turn would constitute a default under such debt arrangements. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change of Control" under the indenture and related supplements governing the 2025 Notes and the 2031 Notes although these types of transactions could affect our capital structure or credit ratings and the holders of such Notes. Further, courts interpreting change of control provisions under New York law (which is the governing law of the indenture governing the 2025 Notes and the 2031 Notes) have not provided clear and consistent meanings of such change of control provisions which leads to subjective judicial interpretation of what may constitute a "Change of Control."

Some or all of the Guarantees may be released automatically.

A subsidiary guarantor may be released from its Guarantee under certain circumstances. Such release may occur at any time upon a sale, disposition or transfer, in compliance with the provisions of the indenture and related supplements governing the 2025 Notes and the 2031 Notes, of the capital stock of such subsidiary guarantor or of substantially all of the assets of such subsidiary guarantor, or if such subsidiary guarantor becomes an Excluded Subsidiary or a Foreign Subsidiary, as such terms are defined in the applicable supplemental indenture. In addition, if the 2025 Notes and the 2031 Notes have a rating equal to or higher than Baa2 (or the equivalent) by Moody's or BBB (or the equivalent) by Standard & Poor's and at such time no default or event of default under the indenture and related supplements governing the 2025 Notes and the 2031 Notes has occurred and is continuing, the Guarantees and all other obligations of the subsidiary guarantors under the indenture will automatically terminate and be released. Accordingly, the 2025 Notes and the 2031 Notes may not at all times be guaranteed by some or all of the subsidiaries which guaranteed the 2025 Notes or the 2031 Notes on the date they were initially issued.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

At December 31, 2022, our portfolio was comprised of 379 wholly owned properties. The gross book value of real estate assets at cost plus certain acquisition costs, before depreciation and purchase price allocations and less impairment write downs, of these properties totaled $7.1 billion at December 31, 2022. As of December 31, 2022, four properties with gross book value of real estate assets at cost plus certain acquisition costs, before depreciation and purchase price allocations and less impairment write downs, of $97.9 million and a net book value of $60.2 million were subject to secured financing and finance lease obligations with an aggregate principal balance of $30.1 million.

The following table summarizes certain information about our wholly owned properties as of December 31, 2022. All dollar amounts are in thousands:

State	Office Portfolio			Senior Housing Operating Portfolio			All Other			Consolidated		
	Number of Properties	Gross Book Value of Real Estate Assets[1]	Net Book Value	Number of Properties	Gross Book Value of Real Estate Assets[1]	Net Book Value	Number of Properties	Gross Book Value of Real Estate Assets[1]	Net Book Value	Number of Properties	Gross Book Value of Real Estate Assets[1]	Net Book Value
AL	—	$ —	$ —	8	$ 102,379	$ 73,083	—	$ —	$ —	8	$ 102,379	$ 73,083
AR	—	—	—	3	45,371	28,014	—	—	—	3	45,371	28,014
AZ	4	73,465	53,958	6	158,428	97,616	1	3,510	1,963	11	235,403	153,537
CA	10	449,855	341,620	9	200,928	131,841	1	7,281	4,257	20	658,064	477,718
CO	2	20,756	12,826	8	109,329	74,148	2	18,867	12,343	12	148,952	99,317
CT	1	7,683	5,263	—	—	—	—	—	—	1	7,683	5,263
DC	2	107,301	83,054	—	—	—	—	—	—	2	107,301	83,054
DE	—	—	—	6	114,265	74,787	—	—	—	6	114,265	74,787
FL	7	41,034	28,648	19	644,870	421,172	2	12,345	10,586	28	698,249	460,406
GA	5	85,944	58,521	25	320,801	221,934	2	46,811	34,099	32	453,556	314,554
HI	1	79,591	57,988	—	—	—	—	—	—	1	79,591	57,988
ID	—	—	—	—	—	—	2	22,839	15,595	2	22,839	15,595
IL	4	68,101	43,858	11	181,593	107,258	1	20,641	13,604	16	270,335	164,720
IN	1	22,240	12,838	11	177,979	123,221	2	69,243	50,303	14	269,462	186,362
KS	2	62,475	39,596	3	68,748	45,017	—	—	—	5	131,223	84,613
KY	—	—	—	9	115,815	68,066	—	—	—	9	115,815	68,066
MA	6	161,383	123,847	1	35,216	21,452	—	—	—	7	196,599	145,299
MD	3	46,219	30,571	11	263,471	181,431	1	20,964	15,017	15	330,654	227,019
MI	—	—	—	—	—	—	5	15,943	8,967	5	15,943	8,967
MN	9	126,565	87,129	1	16,129	13,120	2	6,319	3,578	12	149,013	103,827
MO	3	140,388	91,602	5	73,581	48,533	—	—	—	8	213,969	140,135
NC	2	61,388	43,602	16	238,093	179,363	1	6,839	3,840	19	306,320	226,805
NE	—	—	—	1	8,566	5,583	1	26,702	18,789	2	35,268	24,372
NJ	—	—	—	3	123,218	86,116	1	2,240	2,240	4	125,458	88,356
NM	2	38,267	27,932	1	33,906	20,093	3	33,303	21,348	6	105,476	69,373
NV	—	—	—	2	84,856	59,230	—	—	—	2	84,856	59,230
NY	3	80,265	55,138	1	115,423	81,927	—	—	—	4	195,688	137,065
OH	1	18,601	11,895	1	47,694	29,046	1	4,428	1,755	3	70,723	42,696

State	Office Portfolio			Senior Housing Operating Portfolio			All Other			Consolidated		
	Number of Properties	Gross Book Value of Real Estate Assets[1]	Net Book Value	Number of Properties	Gross Book Value of Real Estate Assets[1]	Net Book Value	Number of Properties	Gross Book Value of Real Estate Assets[1]	Net Book Value	Number of Properties	Gross Book Value of Real Estate Assets[1]	Net Book Value
OR	—	—	—	1	49,047	43,790	—	—	—	1	49,047	43,790
PA	5	63,545	43,415	9	90,446	57,321	2	3,535	2,028	16	157,526	102,764
SC	2	15,575	9,759	17	142,780	104,554	2	3,935	2,279	21	162,290	116,592
TN	1	9,571	6,144	14	182,323	141,027	2	15,667	10,286	17	207,561	157,457
TX	11	220,642	151,945	13	377,797	254,017	1	20,502	14,066	25	618,941	420,028
VA	8	128,215	84,754	12	149,595	100,438	—	—	—	20	277,810	185,192
WA	—	—	—	—	—	—	2	18,892	11,241	2	18,892	11,241
WI	10	169,236	116,800	7	116,286	81,775	—	—	—	17	285,522	198,575
WY	—	—	—	2	14,153	8,331	—	—	—	2	14,153	8,331
Total	105	2,298,305	1,622,703	236	4,403,086	2,983,304	37	380,806	258,184	378	7,082,197	4,864,191
Held for Sale . .	—	—	—	1	486	385	—	—	—	1	486	385
Grand Total . . .	105	$2,298,305	$1,622,703	237	$4,403,572	$2,983,689	37	$380,806	$258,184	379	$7,082,683	$4,864,576

___

(1) Represents gross book value of real estate assets at cost plus certain acquisition costs, before depreciation and purchase price allocations and less impairment write downs, if any.

Item 3.   Legal Proceedings.

From time to time, we may become involved in litigation matters incidental to the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, we are currently not a party to any litigation which we expect to have a material adverse effect on our business.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common shares are traded on Nasdaq (symbol: DHC).

As of February 24, 2023, there were 1,302 shareholders of record of our common shares, although there is a larger number of beneficial owners.

Issuer purchases of equity securities.   The following table provides information about our purchases of our equity securities during the quarter ended December 31, 2022:

Calendar Month	Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 2022	833	$0.98	—	$ —
December 2022	8,818	$0.65	—	—
Total	9,651	$0.68	—	$ —

(1) These common share withholdings and purchases were made to satisfy tax withholding and payment obligations of a former employee and a former officer and employee of RMR in connection with the vesting of prior awards of our common shares. We withheld and purchased these shares at their fair market value based upon the trading price of our common shares at the close of trading on Nasdaq on the purchase dates.

Our current cash distribution rate to common shareholders is $0.01 per share per quarter, or $0.04 per share per year. However, the timing, amount and form of future distributions will be determined at the discretion of our Board of Trustees and will depend upon various factors that our Board of Trustees deems relevant, including our historical and projected net income, Normalized FFO, our then current and expected needs and availability of cash to pay our obligations, distributions which we may be required to pay to satisfy our REIT distribution requirements, limitations in the agreements governing our debt and other factors deemed relevant by our Board of Trustees in its discretion. Therefore, we cannot be sure that we will continue to pay distributions in the future or that the amount of any distributions we do pay will not decrease.

Item 6. [*Reserved*]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

OVERVIEW

We are a REIT organized under Maryland law and which owns medical office and life science properties, senior living communities and other healthcare related properties throughout the United States. As of December 31, 2022, we wholly owned 379 properties, including eight closed senior living communities, located in 36 states and Washington, D.C. At December 31, 2022, the gross book value of our real estate assets at cost plus certain acquisition costs, before depreciation and purchase price allocations and less impairment write downs, was $7.1 billion.

As of December 31, 2022, we owned an equity interest in each of the Seaport JV and the LSMD JV that own medical office and life science properties located in five states with an aggregate of approximately 2.2 million rentable square feet that were 99% leased with an average (by annualized rental income) remaining lease term of 6.0 years.

We are closely monitoring the impacts of the current economic and market conditions on all aspects of our business, including, but not limited to, labor availability, high inflation, rising or sustained high interest rates, supply chain disruptions, geopolitical risks and economic downturns or recessions. We expect labor, utility and food costs to continue to increase on a per resident basis with respect to our SHOP segment.

In response to inflationary pressures, the U.S. Federal Reserve has significantly increased the federal funds rate since the beginning of 2022 and has signaled that further significant increases are likely to occur. These inflationary pressures and rising interest rates in the United States and globally have given rise to increasing concerns that the U.S. economy may soon enter an economic downturn or recession and they have caused disruptions in the financial markets. An economic recession, or continued or intensified disruptions in the financial markets, could adversely affect our financial condition and that of our managers, operators and tenants, could adversely impact the ability or willingness of our managers, operators, tenants or residents to pay the contractual amounts of returns, rents or other obligations due to us, could impair our ability to effectively deploy our capital or realize our investments on favorable terms, may restrict our access to, and would likely increase our cost of capital, and may cause the values of our properties and of our securities to decline.

The senior living industry experienced significant disruptions during the COVID-19 pandemic. Although our and certain of our managers' and other operators' and tenants' businesses have improved from low points experienced during the COVID-19 pandemic, they have not returned to pre-pandemic levels and there is a risk that they may not return to pre-pandemic levels due to changed market practices, delayed returns to prior market practices, current market and economic conditions, such as rising or sustained high interest rates and high inflation, labor market challenges, supply chain challenges, geopolitical instability (such as the war in Ukraine) and economic downturns or recessions, or otherwise. For example, occupancy in our SHOP segment has generally increased, but not to pre-pandemic levels, and we may continue to face challenges in our SHOP segment with labor availability and wage inflation, along with cost pressures from supply chain disruptions and commodity price inflation. As a result of these uncertainties, we are unable to determine what the ultimate impacts will be on our, our managers', operators', our tenants' and other stakeholders' businesses, operations, financial results and financial position. For further information and risks relating to these economic uncertainties, including changes related to the COVID-19 pandemic, and their impact on our business and financial condition, see elsewhere in this Annual Report on Form 10-K, including "Warning Concerning Forward-Looking Statements," Part I, Item 1 "Business" and Part I, Item 1A "Risk Factors".

PORTFOLIO OVERVIEW

The following tables present an overview of our portfolio (dollars in thousands, except investment per square foot or unit data):

(As of December 31, 2022)	Number of Properties	Square Feet or Number of Units		Gross Book Value of Real Estate Assets[1]	% of Total Gross Book Value of Real Estate Assets	Investment per Square Foot or Unit[2]		2022 Revenues	% of 2022 Revenues	2022 NOI[3]	% of 2022 NOI
Office Portfolio[4] . . .	105	8,811,373	sq. ft.	$2,298,305	32.4%	$	261	$ 222,390	17.3%	$128,091	73.4%
SHOP	237	25,346	units	4,403,572	62.2%	$173,738		1,022,826	79.7%	8,726	5.0%
Other triple net leased senior living communities	27	2,062	units	202,671	2.9%	$ 98,289		25,647	2.0%	25,647	14.7%
Wellness centers	10	812,000	sq. ft.	178,135	2.5%	$	219	12,703	1.0%	12,032	6.9%
Total	379			$7,082,683	100.0%			$1,283,566	100.0%	$174,496	100.0%

	Occupancy	
	As of and for the Year Ended December 31,	
	2022	**2021**
Office Portfolio[5]	84.7%	91.3%
SHOP	74.4%	71.1%
Other triple net leased senior living communities[6][7]	79.9%	75.5%
Wellness centers	100.0%	100.0%

_____

(1) Represents gross book value of real estate assets at cost plus certain acquisition costs, before depreciation and purchase price allocations and less impairment write downs, if any.

(2) Represents gross book value of real estate assets divided by number of rentable square feet or living units, as applicable, at December 31, 2022.

(3) We calculate our NOI on a consolidated basis and by reportable segment. Our definition of NOI and our reconciliation of net income (loss) to NOI are included below under the heading "Non-GAAP Financial Measures".

(4) Our medical office and life science property leases include some triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expense, and some net and modified gross leases where we are responsible for the operation and maintenance of the properties and we charge tenants for some or all of the property operating costs. A small percentage of our medical office and life science property leases are full-service leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(5) Medical office and life science property occupancy data is as of December 31, 2022 and 2021 and includes (i) out of service assets undergoing redevelopment, (ii) space which is leased but is not occupied or is being offered for sublease by tenants and (iii) space being fitted out for occupancy.

(6) Excludes data for periods prior to our ownership of certain properties, data for properties sold or classified as held for sale, if any, and data for which there was a transfer of operations during the periods presented.

(7) Operating data for other triple net leased senior living communities leased to third party operators and wellness centers are presented based upon the operating results provided by our tenants for the 12 months ended September 30, 2022 and 2021, or the most recent prior period for which tenant operating results are made available to us. We have not independently verified tenant operating data.

We operate in, and report financial information for, the following two segments: Office Portfolio and SHOP. Our Office Portfolio segment consists of medical office properties leased to medical providers and other medical related businesses, as well as life science properties leased to biotech laboratories and other similar tenants. Our SHOP segment consists of managed senior living communities that provide short term and long term residential living and in some instances care and other services for residents where we pay fees to managers to operate the communities.

We also report "non-segment" operations, which consists of triple net leased senior living communities that are leased to third party operators from which we receive rents and wellness centers.

Office Portfolio

As of December 31, 2022, we wholly owned 105 medical office and life science properties located in 24 states and Washington, D.C. These properties have a total of 8.8 million square feet.

During the year ended December 31, 2022, we entered into new and renewal leases at our medical office and life science properties in our Office Portfolio segment as summarized in the following table (dollars and square feet in thousands, except per square foot amounts):

| | Year Ended December 31, 2022 | | |
	New Leases	Renewals	Total
Square feet leased during the period	248	619	867
Weighted average rental rate change (by rentable square feet)	13.1%	4.8%	7.2%
Weighted average lease term (years)[1]	7.5	6.7	7.0
Total leasing costs and concession commitments[2]	$17,917	$10,965	$28,882
Total leasing costs and concession commitments per square foot[2]	$ 72.25	$ 17.72	$ 33.32
Total leasing costs and concession commitments per square foot per year[2]	$ 9.62	$ 2.63	$ 4.77

(1) Weighted based on annualized rental income pursuant to existing leases as of December 31, 2022, including straight line rent adjustments and estimated recurring expense reimbursements, and excluding lease value amortization.

(2) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

As of December 31, 2022, lease expirations at our medical office and life science properties in our Office Portfolio segment were as follows (dollars in thousands):

Year	Number of Tenants	Square Feet Leased	Percent of Total	Cumulative Percent of Total	Annualized Rental Income[1]	Percent of Total	Cumulative Percent of Total
2023	62	624,956	8.4%	8.4%	$ 18,390	8.4%	8.4%
2024	73	951,894	12.7%	21.1%	23,121	10.5%	18.9%
2025	78	724,036	9.7%	30.8%	17,339	7.9%	26.8%
2026	65	795,514	10.7%	41.5%	23,922	10.9%	37.7%
2027	57	873,061	11.7%	53.2%	21,256	9.7%	47.4%
2028	44	1,009,373	13.5%	66.7%	26,712	12.2%	59.6%
2029	37	389,394	5.2%	71.9%	11,463	5.2%	64.8%
2030	19	268,806	3.6%	75.5%	6,419	2.9%	67.7%
2031	14	781,742	10.5%	86.0%	23,229	10.6%	78.3%
2032 and thereafter	43	1,048,745	14.0%	100.0%	47,479	21.7%	100.0%
Total	492	7,467,521	100.0%		$219,330	100.0%	
Weighted average remaining lease term (in years)		5.2			5.8		

(1) Annualized rental income is based on rents pursuant to existing leases as of December 31, 2022, including straight line rent adjustments and estimated recurring expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of our medical office and life science properties.

The following table presents information concerning our medical office and life science property tenants that represent 1% or more of total medical office and life science property annualized rental income as of December 31, 2022 (dollars in thousands):

Tenant	Square Feet Leased	Percent of Total Square Feet Leased	Annualized Rental Income[1]	Percent of Total Annualized Rental Income[1]	Lease Expiration
Advocate Aurora Health	631,529	8.5%	$ 16,939	7.7%	2026 - 2031
Surgalign Holdings, Inc.	94,457	1.3%	6,595	3.0%	2034
Alamar Biosciences, Inc.	88,508	1.2%	6,149	2.8%	2034
IQVIA Holdings Inc.	176,839	2.4%	5,344	2.4%	2023
Prometheus Biosciences, Inc.	55,102	0.7%	5,114	2.3%	2033
Medtronic, Inc.	252,025	3.4%	4,879	2.2%	2023 - 2027
KSQ Therapeutics, Inc.	54,633	0.7%	4,776	2.2%	2032
Boston Children's Hospital	99,063	1.3%	4,736	2.2%	2028
Sonova Holding AG	146,385	2.0%	4,569	2.1%	2023 - 2033
Magellan Health Inc.	232,521	3.1%	4,516	2.1%	2025
Abbvie Inc.	197,976	2.7%	4,014	1.8%	2027
United Healthcare Services, Inc.	149,719	2.0%	3,924	1.8%	2026
Cigna Holding Co.	219,644	2.9%	3,914	1.8%	2024
Tokio Marine Holdings Inc.	81,072	1.1%	3,802	1.7%	2023 - 2033
Duke University	126,225	1.7%	3,751	1.7%	2024
PerkinElmer Health Sciences, Inc.	105,462	1.4%	3,681	1.7%	2028
HCA Holdings Inc.	80,478	1.1%	3,405	1.6%	2023 - 2027
New York University	109,983	1.5%	3,239	1.5%	2023 - 2027
McKesson Corporation	470,991	6.3%	3,143	1.4%	2024 - 2028
Ultragenyx Pharmaceutical Inc.	63,048	0.8%	3,098	1.4%	2026
Hawaii Pacific Health	85,956	1.2%	3,060	1.4%	2024 - 2029
Virginia Premier Health Plan, Inc.	135,375	1.8%	2,936	1.3%	2032
The University of Kansas Health System . .	104,815	1.4%	2,414	1.1%	2027 - 2028
Allergan, Inc.	81,712	1.1%	2,236	1.0%	2027
Cytek Biosciences, Inc.	99,378	1.3%	2,213	1.0%	2029
Organogenesis Holdings Inc.	22,966	0.3%	2,209	1.0%	2031
All Other	3,501,659	46.8%	104,674	47.8%	2023 - 2043
Totals	7,467,521	100.0%	$219,330	100.0%	

_____

(1) Annualized rental income is based on rents pursuant to existing leases as of December 31, 2022, including straight line rent adjustments and estimated recurring expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of our medical office and life science properties.

Senior Housing Operating Portfolio

Pursuant to a restructuring of our business arrangements with Five Star effective January 1, 2020, or the 2020 Restructuring Transaction, our previously existing master leases and management and pooling agreements with Five Star were terminated and replaced with new management agreements and a related omnibus agreement, which agreements were subsequently replaced in June 2021, as described below. The conversion of our leasing arrangements with Five Star to management arrangements was a significant change in our historical arrangements with Five Star and has resulted, and likely will continue to result in future periods, in our realizing significantly different operating results from our senior living communities, including increased variability. As of December 31, 2022, Five Star managed 119 senior living communities for our account.

In June 2021, we amended our then existing management arrangements with Five Star and Five Star agreed to cooperate with us in transitioning 108 of our senior living communities to other third party managers. We and Five Star entered into an amended and restated master management agreement, or the Master Management Agreement, for the senior living communities that Five Star is continuing to manage. In addition, Five Star delivered to us a related amended and restated guaranty agreement pursuant to which Five Star is continuing to guarantee the payment and performance of each of its applicable subsidiary's obligations under the applicable management agreements.

We completed the transition of 107 senior living communities from Five Star to other third party managers in 2021 and we have closed, and are assessing opportunities to redevelop, the remaining senior living community. In October 2022, we and one of our operators agreed to terminate the lease agreements for three of these senior living communities and replaced them with management agreements under our TRS structure, and an affiliate of the same operator will continue to operate these properties. Additionally, effective October 31, 2022, Five Star ceased managing our active adult community, and RMR assumed management of that community. We lease nearly all of our senior living communities, including those managed by Five Star and by the other third party managers, to our TRSs. We incurred costs related to retention and other transition costs with respect to these transitioned communities. For the years ended December 31, 2022 and December 31, 2021, we recorded $2.1 million and $17.4 million, respectively, of these costs to acquisition and certain other transaction related costs in our consolidated statements of comprehensive income (loss).

The terms of the management agreements with the other third party managers are generally as follows: the other third party managers will receive a management fee equal to 5% to 6% of the gross revenues realized at the applicable senior living communities plus reimbursement for direct costs and expenses related to such communities. These agreements generally also provide for the other third party managers to earn a minimum base fee for a portion of the term of the agreement. Additionally, the other third party managers have the ability to earn incentive fees equal to 15% to 25% of the amount by which EBITDA of the applicable communities exceeds the target EBITDA for the applicable communities. The other third party managers can also earn a construction supervision fee ranging between 3% and 5% of construction costs.

The initial terms of the management agreements with the other third party managers are generally five years, subject to automatic extensions of successive terms of two years each unless earlier terminated or timely notice of nonrenewal is delivered. The management agreements with the other third party managers also generally provide us with the right to terminate the management agreements for communities that do not earn 70% to 80% of the target EBITDA for such communities, after an agreed upon stabilized period.

The following table presents a summary of the other third party managers:

Manager	Location	Number of Communities	Number of Units
Cedarhurst Senior Living	IL/WI	13	785
Charter Senior Living	FL/MD/TN/VA	17	977
IntegraCare Senior Living	PA	2	143
Life Care Services	DE	3	517
Navion Senior Solutions	SC	5	235
Northstar Senior Living	AZ/CA	7	418
Oaks-Caravita Senior Care	GA/SC	26	1,415
Oaks Senior Living	GA	3	264
Omega Senior Living	NE	1	69
Phoenix Senior Living	AL/AR/KY/MO/NC/SC	23	1,462
RMR	TX	1	169
Stellar Senior Living	CO/TX/WY	10	1,169
Total		111	7,623

For further information regarding the 2020 Restructuring Transaction, the terms of the Master Management Agreement and of the management agreements with the other third party managers and our other business arrangements with Five Star, see Note 6 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K, and for more information about our dealings and relationships with Five Star generally, and the risks which may arise as a result of these related person transactions, see "Risk Factors — Risks Related to Our Relationships with RMR and AlerisLife (including Five Star)" in Part I, Item 1A of this Annual Report on Form 10-K, "— Related Person Transactions" below and Note 8 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

All Other

As of December 31, 2022, lease expirations at our other triple net leased senior living communities leased to third party operators and wellness centers were as follows (dollars in thousands):

Year	Number of Properties	Number of Units or Square Feet	Annualized Rental Income[1]	Percent of Total	Cumulative Percent of Total
2023	—	—	$ —	—%	—%
2024	—	—	—	—%	—%
2025	—	—	—	—%	—%
2026	—	—	—	—%	—%
2027	4	533 units	4,469	13.6%	13.6%
2028	6	354,000 sq. ft.	—	—%	13.6%
2029	1	155 units	547	1.7%	15.3%
2030	2	283 units	3,496	10.7%	26.0%
2031	1	—	—	—%	26.0%
2032 and thereafter	23	1,091 units and 458,000 sq. ft.	24,295	74.0%	100.0%
Total	37		$32,807	100.0%	

(1) Annualized rental income is based on rents pursuant to existing leases as of December 31, 2022. Annualized rental income includes estimated percentage rents and straight line rent adjustments and excludes lease value amortization.

GENERAL INDUSTRY TRENDS

Our medical office and life science properties have been impacted by at least two major industry trends for the past 10 years which are continuing at this time and that have impacted our investment activities.

First, medical practices are being consolidated into hospital systems. This has caused the number of free standing medical practices to decline. At the same time, the number of multi-practice medical office buildings that are anchor leased by hospital systems who employ doctors has increased. We believe hospital systems will continue the trend of providing an increasing amount of services in off campus medical offices away from main hospital campuses in order to reduce costs and serve as many patients as possible, which is reinforced by consumers' preference for healthcare services to be provided away from hospital campuses and closer to their residence or work locations.

Second, various advances in medical science have caused a large investment in new bio-medical research companies that require office, lab and medical products manufacturing space. We believe that about 35% of our total investments in our Office Portfolio segment may be considered biotech and life science properties as of December 31, 2022.

We believe that the primary market for senior living services is individuals age 80 and older. According to U.S. Census data, the age 75+ demographic is projected to be among the fastest growing age cohorts in the United States over the next 20 years, and according to the CMS, the age 85+ demographic is projected to grow over 30% over the next five years. Also, as a result of medical advances, seniors are living longer. Due to these demographic trends, we expect the demand for senior living services and housing to increase for the foreseeable future. Despite this trend, future economic downturns, softness in the U.S. housing market, higher levels of unemployment among our potential residents' family members, changes in demand and market practices, lower levels of consumer confidence, stock market volatility and/or changes in demographics could adversely affect the ability of seniors to afford the resident fees at our senior living communities.

The medical advances which are increasing average life spans are also causing some seniors to delay moving to senior living communities until they require greater care or to forgo moving to senior living communities altogether, but we do not believe this factor is sufficient to offset the long term positive demographic trends causing increased demand for senior living communities for the foreseeable future.

In recent years, a significant number of new senior living communities have been developed and continue to be developed. Although the rate of newly started developments declined due to the COVID-19 pandemic and its aftermath, the increased supply of senior living communities that has resulted from recent development activity has increased competitive pressures on our managers and tenants, particularly in certain geographic markets where we own senior living communities, and we expect these competitive challenges to continue for at least the next few years. These competitive challenges may prevent our managers and tenants from maintaining or improving occupancy and rates at our senior living communities, which may increase the risk of default under our leases, reduce the rents and returns we may receive and earn from our leased and managed senior living communities and adversely affect the profitability of our senior living communities, and may cause the value of our properties to decline. In response to these competitive pressures, we have invested capital in our existing senior living communities and expect to continue to do so in order that our communities may remain competitive with newer communities. For a discussion of and the risks relating to these economic uncertainties, including changes related to the COVID-19 pandemic, and their impact on us and our business, see elsewhere in this Annual Report on Form 10-K, including "Warning Concerning Forward-Looking Statements," Part I, Item 1 "Business" and Part I, Item 1A "Risk Factors".

The senior living industry is subject to extensive and frequently changing federal, state and local laws and regulations. For further information regarding these laws and regulations, and possible legislative and regulatory changes, see "Business — Government Regulation and Reimbursement" in Part I, Item 1 of this Annual Report on Form 10-K.

RESULTS OF OPERATIONS (dollars and square feet in thousands, unless otherwise noted)

The following table summarizes the results of operations of each of our segments for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,	
	2022	**2021**
Revenues:		
Office Portfolio	$ 222,390	$ 367,597
SHOP	1,022,826	974,623
Non-Segment	38,350	40,992
Total revenues	$1,283,566	$1,383,212
Net income (loss) attributable to common shareholders:		
Office Portfolio	$ 378,282	$ 575,836
SHOP	(139,589)	(104,081)
Non-Segment	(254,467)	(297,240)
Net income (loss) attributable to common shareholders	$ (15,774)	$ 174,515

The following sections analyze and discuss the results of operations of each of our segments for the periods presented.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 (dollars and square feet in thousands, except average monthly rate):

Unless otherwise indicated, references in this section to changes or comparisons of results, income or expenses refer to comparisons of the results for the year ended December 31, 2022 to the year ended December 31, 2021. Our definition of NOI and our reconciliation of net income (loss) to NOI and a description of why we believe NOI is an appropriate supplemental measure are included below under the heading "Non-GAAP Financial Measures." For a comparison of consolidated results for the year ended December 31, 2021 compared to the year ended December 31, 2020, see Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021.

	For the Year Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
NOI by segment:				
Office Portfolio	$ 128,091	$ 240,284	$(112,193)	(46.7)%
SHOP	8,726	10,124	(1,398)	(13.8)%
Non-Segment	37,679	40,992	(3,313)	(8.1)%
Total NOI	174,496	291,400	(116,904)	(40.1)%
Depreciation and amortization	239,280	271,131	(31,851)	(11.7)%
General and administrative	26,435	34,087	(7,652)	(22.4)%
Acquisition and certain other transaction related costs	2,605	17,506	(14,901)	(85.1)%
Impairment of assets	—	(174)	174	(100.0)%
Gain on sale of properties	321,862	492,272	(170,410)	(34.6)%
Loss on equity securities, net	(25,660)	(42,232)	16,572	(39.2)%
Interest and other income	15,929	20,635	(4,706)	(22.8)%
Interest expense	(209,383)	(255,759)	46,376	(18.1)%
Loss on modification or early extinguishment of debt	(30,043)	(2,410)	(27,633)	nm
(Loss) income from continuing operations before income tax expense and equity in net earnings of investees	(21,119)	181,356	(202,475)	nm
Income tax expense	(710)	(1,430)	720	(50.3)%
Equity in net earnings of investees	6,055	—	6,055	nm
Net (loss) income	(15,774)	179,926	(195,700)	nm
Net income attributable to noncontrolling interest	—	(5,411)	5,411	(100.0)%
Net (loss) income attributable to common shareholders	$ (15,774)	$ 174,515	$(190,289)	nm

nm—not meaningful

Office Portfolio:

	Comparable Properties[1]		All Properties	
	As of December 31,		As of December 31,	
	2022	**2021**	**2022**	**2021**
Total buildings	94	94	105	116
Total square feet	7,894	7,895	8,811	9,793
Occupancy	90.0%	92.3%	84.7%	91.3%

(1) Consists of medical office and life science properties that we have owned and which have been in service continuously since January 1, 2021; excludes properties classified as held for sale or out of service undergoing redevelopment, if any, and medical office and life science properties owned by unconsolidated joint ventures in each of which we own an equity interest.

| | Year Ended December 31, | | | | | | | | | |
| | Comparable[1] Properties Results | | | | Non-Comparable Properties Results | | Consolidated Properties Results | | | |
	2022	2021	$ Change	% Change	2022	2021	2022	2021	$ Change	% Change
Rental income	$194,923	$190,353	$4,570	2.4%	$ 27,467	$177,244	$222,390	$ 367,597	$(145,207)	(39.5)%
Property operating expenses	(81,788)	(77,072)	4,716	6.1%	(12,511)	(50,241)	(94,299)	(127,313)	(33,014)	(25.9)%
NOI	$113,135	$113,281	$ (146)	(0.1)%	$ 14,956	$127,003	$128,091	$ 240,284	$(112,193)	(46.7)%

---

(1) Consists of medical office and life science properties that we have owned and which have been in service continuously since January 1, 2021; excludes properties classified as held for sale or out of service undergoing redevelopment, if any, and medical office and life science properties owned by unconsolidated joint ventures in each of which we own an equity interest.

Rental income.   Rental income decreased primarily due to the deconsolidation of 11 medical office and life science properties currently owned by two unconsolidated joint ventures in each of which we own an equity interest, our disposition of five properties since January 1, 2021 and certain of our properties being taken out of service and/or currently undergoing redevelopment, partially offset by our acquisition of one property since January 1, 2021 and an increase in rental income at our comparable properties and at certain of our recently redeveloped properties. Rental income increased at our comparable properties primarily due to higher average rents resulting from our new and renewal leasing activity, increased parking revenue at certain of our comparable properties as certain states and municipalities have eased restrictions related to the COVID-19 pandemic since January 1, 2021, tenants' employees have increasingly returned to the office and commercial activity has increased and increases in property operating expense reimbursements at certain of our comparable properties, partially offset by decreases in occupancy at certain of our comparable properties.

Property operating expenses.   Property operating expenses consist of real estate taxes, utility expenses, insurance, management fees, salaries and benefit costs of property level personnel, repairs and maintenance expense, cleaning expense and other direct costs of operating these properties. The decrease in property operating expenses is primarily due to the deconsolidation of 11 medical office and life science properties currently owned by two unconsolidated joint ventures in each of which we own an equity interest, our disposition of five properties since January 1, 2021 and certain of our properties being taken out of service and/or currently undergoing redevelopment, partially offset by our acquisition of one property since January 1, 2021 and an increase in property operating expenses at our comparable properties and at certain of our recently redeveloped properties. Property operating expenses at our comparable properties increased primarily due to increases in utility expenses and other direct costs at certain of our comparable properties. The increase in utility expenses for our comparable properties is primarily due to higher energy rates and increased building utilization levels at certain of our properties.

Net operating income.   The change in NOI reflects the net changes in rental income and property operating expenses described above.

SHOP:

| | Comparable Properties[1] | | All Properties | |
| | As of and For the Year Ended December 31, | | As of and For the Year Ended December 31, | |
	2022	2021	2022	2021
Total properties	119	119	237	235
Number of units	17,512	17,512	25,346	25,345
Occupancy	75.1%	73.2%	74.4%	71.1%
Average monthly rate[2]	$ 4,164	$ 3,985	$ 4,506	$ 4,339

(1) Consists of senior living communities that we have owned and which have been in service, reported in the same segment and operated by the same operator continuously since January 1, 2021; excludes communities classified as held for sale, closed or out of service, if any.

(2) Average monthly rate is calculated by taking the average daily rate, which is defined as total residents fees and services divided by occupied units during the period, and multiplying it by 30 days.

	Year Ended December 31,									
	Comparable[1] Properties Results				Non-Comparable Properties Results		Consolidated Properties Results			
	2022	2021	$ Change	% Change	2022	2021	2022	2021	$ Change	% Change
Residents fees and services	$ 666,738	$ 656,369	$10,369	1.6%	$ 356,088	$ 318,254	$ 1,022,826	$ 974,623	$48,203	4.9%
Property operating expenses . . .	(622,258)	(621,076)	1,182	0.2%	(391,842)	(343,423)	(1,014,100)	(964,499)	49,601	5.1%
NOI	$ 44,480	$ 35,293	$ 9,187	26.0%	$ (35,754)	$ (25,169)	$ 8,726	$ 10,124	$(1,398)	(13.8)%

(1) Consists of senior living communities that we have owned and which have been in service, reported in the same segment and operated by the same operator continuously since January 1, 2021; excludes communities classified as held for sale, closed or out of service, if any.

Residents fees and services. Residents fees and services are the revenues earned at our managed senior living communities. We recognize these revenues as services are provided and related fees are accrued. Residents fees and services increased primarily due to increases in occupancy and average monthly rate at both comparable and non-comparable properties, partially offset by our property that was taken out of service due to damage sustained by Hurricane Ian.

Property operating expenses. Property operating expenses consist of wages and benefit costs of property level personnel, real estate taxes, utility expenses, insurance, repairs and maintenance expense, management fees, cleaning expense and other direct costs of operating these communities. Property operating expenses increased primarily due to increases in labor costs, inflationary cost pressures related to food and energy and increased sales and marketing costs to improve occupancy.

Net operating income. The change in NOI reflects the net changes in residents fees and services and property operating expenses described above.

Non-Segment[1]:

	Comparable Properties[2]		All Properties	
	As of and For the Year Ended December 31,		As of and For the Year Ended December 31,	
	2022	2021	2022	2021
Total properties:				
Other triple net leased senior living communities	26	26	27	29
Wellness centers	10	10	10	10
Rent coverage:				
Other triple net leased senior living communities[3]	1.23x	1.26x	1.23x	1.26x
Wellness centers[3]	1.80x	1.60x	1.80x	1.60x

(1) Non-segment operations consists of all of our other operations, including certain senior living communities and wellness centers that are leased to third party operators, which segment we do not consider to be sufficiently material to constitute a separate reporting segment, and any other income or expenses that are not attributable to a specific reporting segment.

(2) Comparable properties consists of properties that we have owned and which have been reported in the same segment and leased to the same operator continuously since January 1, 2021; excludes properties classified as held for sale, if any.

(3) All tenant operating data presented is based upon the operating results provided by our tenants for the 12 months ended September 30, 2022 and 2021 or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated using the operating cash flows from our triple net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified tenant operating data. Excludes data for historical periods prior to our ownership of certain properties, as well as data for properties sold or classified as held for sale, if any, or for which there was a transfer of operations during the periods presented. Excludes rent coverage for six of our wellness centers, the tenant of which was in default under the applicable leases with us as of December 31, 2022.

	Year Ended December 31,									
	Comparable(1) Properties Results				Non-Comparable Properties Results			Consolidated Properties Results		
	2022	2021	$ Change	% Change	2022	2021	2022	2021	$ Change	% Change
Rental income	$36,371	$36,471	$(100)	(0.3)%	$1,979	$4,521	$38,350	$40,992	$(2,642)	(6.4)%
Property operating expenses	(671)	—	671	nm	—	—	(671)	—	671	nm
NOI	$35,700	$36,471	$(771)	(2.1)%	$1,979	$4,521	$37,679	$40,992	$(3,313)	(8.1)%

(1) Consists of properties that we have owned and which have been reported in the same segment and leased to the same operator continuously since January 1, 2021; excludes properties classified as held for sale, if any.

Rental income. Rental income decreased primarily due to a decrease in rental income at our comparable properties, partially offset by an increase in rental income as a result of our purchase of improvements at our comparable properties since January 1, 2021. Rental income decreased at our comparable properties primarily due to lower cash rents received during the year ended December 31, 2022 from a tenant in default under leases for six of our wellness centers. We have elected to recognize rental income as rent payments are received from this tenant. In January 2023, we agreed to amend the lease for three of these wellness centers and repossess the remaining three wellness centers. In October 2022, we and one of our operators agreed to terminate the lease agreement for three of our senior living communities and replace them with management agreements under our TRS structure. An affiliate of the same operator will continue to operate these properties. The decrease in rental income at comparable properties was partially offset by higher percentage rents recognized in 2022 as compared to 2021.

Property operating expenses. Property operating expenses consist of real estate taxes and other expenses we paid on behalf of a tenant in default under leases for six of our wellness centers. Pursuant to an agreement with this tenant in January 2023, we expect to continue to incur real estate taxes and other direct costs for three of these properties.

Net operating income. The change in NOI reflects the net changes in rental income and property operating expenses described above.

Consolidated:

References to changes in the income and expense categories below relate to the comparison of consolidated results for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Depreciation and amortization expense. Depreciation and amortization expense decreased primarily due to the deconsolidation of 11 medical office and life science properties owned by two unconsolidated joint ventures in each of which we own an equity interest and certain depreciable assets becoming fully depreciated since January 1, 2021. Decreases to depreciation and amortization expenses were partially offset by the purchase of capital improvements at certain of our properties and our acquisition of one property since January 1, 2021.

General and administrative expense.   General and administrative expense consists of fees paid to RMR under our business management agreement, legal and accounting fees, fees and expenses of our Trustees, equity compensation expense and other costs relating to our status as a publicly traded company. General and administrative expense decreased primarily due to a decrease in our base business management fees expense as a result of lower consolidated indebtedness and lower trading prices for our common shares during 2022 compared to 2021.

Acquisition and certain other transaction related costs.   For the year ended December 31, 2022, acquisition and certain other transaction related costs primarily represent costs related to the transition of certain senior living communities to other third party managers.

Impairment of assets.   For information about our asset impairment charges, see Note 3 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Gain on sale of properties.   Gain on sale of properties is the net result of our sales of certain of our properties and joint venture equity interests during 2022 and 2021. The gain on sale of properties during the year ended December 31, 2022 reflects the contribution of 10 medical office and life science properties to the LSMD JV in which we retained a 20% equity interest. For further information regarding gain on sale of properties, see Note 3 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Losses on equity securities, net.   Losses on equity securities, net, represent the net unrealized losses to adjust our investment in AlerisLife to its fair value. For further information regarding our investment in AlerisLife, see Note 10 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Interest and other income.   The decrease in interest and other income is primarily due to a decrease of funds we received from the U.S. government pursuant to the CARES Act and ARPA which were $4,327 during the year ended December 31, 2022 compared to $19,554 received during the year ended December 31, 2021. Decreases to interest and other income were partially offset by higher interest earned during the year ended December 31, 2022 as a result of higher interest rates compared to the year ended December 31, 2021.

Interest expense.   Interest expense decreased primarily due to our redemption in June 2022 of $500,000 of our 9.75% senior notes due 2025, the deconsolidation of the debt secured by one life science property owned by the Seaport JV and due to our redemption in June 2021 of all $300,000 of our 6.75% senior notes due 2021. These decreases were partially offset by an increase in interest rates under our credit facility and our issuance in February 2021 of $500,000 aggregate principal amount of our 4.375% senior notes due 2031.

Loss on modification or early extinguishment of debt.   We recorded a loss on modification or early extinguishment of debt in connection with the amendments to our credit agreement and our redemption of $500,000 of our 9.75% senior notes due 2025 during the year ended December 31, 2022. We recorded a loss on early extinguishment of debt in connection with the amendments to our credit agreement and the agreement governing our previously existing $200,000 term loan, our prepayment of our $200,000 term loan and our redemption of all $300,000 of our 6.75% senior notes due 2021 during the year ended December 31, 2021.

Income tax expense.   Income tax expense is the result of operating income we earned in certain jurisdictions where we are subject to state income taxes.

Equity in net earnings of investees.   Equity in net earnings of investees is the change in the fair value of our investments in our joint ventures.

Non-GAAP Financial Measures (dollars in thousands, except per share amounts)

We present certain "non-GAAP financial measures" within the meaning of applicable SEC rules, including FFO attributable to common shareholders, Normalized FFO attributable to common shareholders and NOI for the years ended December 31, 2022 and 2021. These measures do not represent cash generated by operating activities in accordance with GAAP and should not be considered alternatives to net income (loss) or net income (loss) attributable to common shareholders as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) and net income (loss) attributable to common shareholders as presented in our consolidated statements of comprehensive income (loss). We consider these non-GAAP measures to be appropriate supplemental measures of operating performance for a REIT, along with net income (loss) and net income (loss) attributable to common shareholders. We believe these measures provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation and amortization, they may facilitate a comparison of our operating performance between periods and with other REITs and, in the case of NOI, reflecting only those income and expense items that are generated and incurred at the property level may help both investors and management to understand the operations of our properties.

Funds From Operations and Normalized Funds From Operations Attributable to Common Shareholders

We calculate FFO attributable to common shareholders and Normalized FFO attributable to common shareholders as shown below. FFO attributable to common shareholders is calculated on the basis defined by the National Association of Real Estate Investment Trusts, which is net income (loss) attributable to common shareholders, calculated in accordance with GAAP, excluding any gain or loss on sale of properties, equity in net earnings or losses of unconsolidated joint ventures, loss on impairment of real estate assets, gains or losses on equity securities, net, if any, including adjustments to reflect our proportionate share of FFO of our equity method investment in AlerisLife and our proportionate share of FFO from our unconsolidated joint ventures, plus real estate depreciation and amortization of consolidated properties and minus FFO adjustments attributable to noncontrolling interest, as well as certain other adjustments currently not applicable to us. In calculating Normalized FFO attributable to common shareholders, we adjust for the items shown below. FFO attributable to common shareholders and Normalized FFO attributable to common shareholders are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in the agreements governing our debt, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs for and availability of cash to pay our obligations. Other real estate companies and REITs may calculate FFO attributable to common shareholders and Normalized FFO attributable to common shareholders differently than we do.

Our calculations of FFO attributable to common shareholders and Normalized FFO attributable to common shareholders for the years ended December 31, 2022 and 2021 and reconciliations of net income (loss) attributable to common shareholders, the most directly comparable financial measure under GAAP reported in our consolidated financial statements, to FFO attributable to common shareholders and Normalized FFO attributable to common shareholders appear in the following table. This table also provides a comparison of distributions to shareholders, FFO attributable to common shareholders and Normalized FFO attributable to common shareholders and net income (loss) attributable to common shareholders per share for these periods.

| | For the Year Ended December 31, | |
	2022	2021
Net (loss) income attributable to common shareholders	$ (15,774)	$ 174,515
Depreciation and amortization	239,280	271,131
Gain on sale of properties	(321,862)	(492,272)
Impairment of assets	—	(174)
Losses on equity securities, net	25,660	42,232
FFO adjustments attributable to noncontrolling interest	—	(20,584)
Equity in net earnings of unconsolidated joint ventures	(6,055)	—
Share of FFO from unconsolidated joint ventures	11,518	273
Adjustments to reflect our share of FFO attributable to an equity method investment	(7,715)	(6,017)
FFO attributable to common shareholders	(74,948)	(30,896)
Acquisition and certain other transaction related costs	2,605	17,506
Loss on modification or early extinguishment of debt	30,043	2,410
Adjustments to reflect our share of Normalized FFO attributable to an equity method investment	3,975	3,074
Normalized FFO attributable to common shareholders	$ (38,325)	$ (7,906)
Weighted average common shares outstanding (basic and diluted)	238,314	237,967
Per common share data (basic and diluted):		
Net (loss) income attributable to common shareholders	$ (0.07)	$ 0.73
FFO attributable to common shareholders	$ (0.31)	$ (0.13)
Normalized FFO attributable to common shareholders	$ (0.16)	$ (0.03)
Distributions declared	$ 0.04	$ 0.04

Property Net Operating Income (NOI)

We calculate NOI as shown below. The calculation of NOI excludes certain components of net income (loss) in order to provide results that are more closely related to our property level results of operations. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions that we record as depreciation and amortization. We use NOI to evaluate individual and company-wide property level performance. Other real estate companies and REITs may calculate NOI differently than we do.

The calculation of NOI by reportable segment is included above in this Item 7. The following table includes the reconciliation of net income (loss) to NOI for the years ended December 31, 2022 and 2021.

| | For the Year Ended December 31, | |
	2022	2021
Reconciliation of Net Income (Loss) to NOI:		
Net (loss) income	$ (15,774)	$ 179,926
Equity in net earnings of investees	(6,055)	—
Income tax expense	710	1,430
(Loss) income from continuing operations before income tax expense and equity in net earnings of investees	(21,119)	181,356
Loss on modification or early extinguishment of debt	30,043	2,410
Interest expense	209,383	255,759
Interest and other income	(15,929)	(20,635)
Losses on equity securities, net	25,660	42,232
Gain on sale of properties	(321,862)	(492,272)
Impairment of assets	—	(174)
Acquisition and certain other transaction related costs	2,605	17,506
General and administrative	26,435	34,087
Depreciation and amortization	239,280	271,131
Total NOI	$ 174,496	$ 291,400
Office Portfolio NOI	$ 128,091	$ 240,284
SHOP NOI	8,726	10,124
Non-Segment NOI	37,679	40,992
Total NOI	$ 174,496	$ 291,400

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of cash to meet operating and capital expenses, pay debt service obligations and make distributions to our shareholders are the operating cash flows we generate as rental income from our leased properties, residents fees and services revenues from our managed communities and proceeds from the disposition of certain properties. We believe that these sources will be sufficient to meet our operating and capital expenses, pay debt service obligations and make distributions to our shareholders for at least the next 12 months. Our future cash flows from operating activities will depend primarily upon:

- our ability to receive rents from our tenants;

- our ability to maintain or increase the occupancy of, and the rates at, our properties, particularly at our senior living communities;

- our and our managers' abilities to control operating expenses and capital expenses at our properties, including increased operating expenses that we may incur in response to high inflation, limited labor availability or supply chain challenges; and

- our managers' abilities to maintain or increase our returns from our managed senior living communities.

In March 2021, we borrowed $800.0 million under our credit facility as a precautionary measure to increase our cash position and preserve financial flexibility in light of uncertainties related to the COVID-19 pandemic. In February 2022, we repaid $100.0 million in outstanding borrowings under our credit facility and the facility commitments were reduced to $700.0 million. In February 2022, we exercised our option to extend the maturity date of our credit facility by one year to January 2024, and in January 2023, pursuant to the terms of the credit agreement, we repaid $113.6 million in outstanding borrowings under our credit facility and the facility commitments were reduced to $586.4 million. In February 2023, pursuant to an amendment to our credit agreement, we repaid $136.4 million in outstanding borrowings under our credit facility and the facility commitments were further reduced to $450.0 million. We have no additional options to extend the maturity date of our credit facility and, pursuant to the February 2023 amendment to our credit agreement, the feature of our credit facility permitting us to repay and reborrow funds was eliminated. Although we have taken steps to enhance our ability to maintain sufficient liquidity, a protracted negative impact on the economy or the industries in which our properties and businesses operate resulting from high inflation, rising or sustained high interest rates, geopolitical risks or other economic, market or industry conditions, including downturns or recessions, may cause further increased pressure on our ability to satisfy financial and other covenants. We may fail to satisfy covenants and conditions under our credit agreement or fail to satisfy our public debt covenants. If we believe we will not be able to satisfy our financial or other covenants, we expect that we would seek waivers or amendments prior to any covenant violation or seek other financing alternatives. As of December 31, 2022, our ratio of consolidated income available for debt service to debt service was below the 1.5x incurrence requirement under our credit facility and our public debt covenants as the effects of the current market conditions continued to adversely impact our operations. We are unable to incur additional debt until this ratio is at or above 1.5x on a pro forma basis.

In January 2022, we entered into a joint venture with two unrelated third party institutional investors for 10 medical office and life science properties we owned for aggregate proceeds, before closing costs and other adjustments, of $653.3 million. The equity interests that the investors acquired from us equaled 41% and 39%, respectively, of the total equity interests in the joint venture and we retained a 20% equity interest in the joint venture. Following the sale, we account for this joint venture using the equity method of accounting under the fair value option. The initial investment amounts were based upon a property valuation of approximately $702.5 million, less approximately $456.6 million of secured debt on the properties incurred by this joint venture.

In June 2022, we sold an additional 10% equity interest in the Seaport JV to an existing joint venture investor for aggregate proceeds, before closing costs and other adjustments, of $108.0 million. After giving effect to this sale, we continue to own a 10% equity interest in this joint venture. Our initial investment amount was based on a property valuation of $1.7 billion, less $620.0 million of existing mortgage debts on the property that this joint venture assumed.

In February 2023, we sold three former senior living communities for an aggregate sales price of $2.8 million, excluding closing costs. The measures we have taken to enhance our ability to maintain sufficient liquidity may not sufficiently offset the decrease in cash flows from operations as a result of the properties we have sold, operating losses we may experience and capital investments we make, in which case our liquidity would be negatively impacted.

The following is a summary of our sources and uses of cash flows for the periods presented, as reflected in our consolidated statements of cash flows (dollars in thousands):

| | Year Ended December 31, | |
	2022	2021
Cash and cash equivalents and restricted cash at beginning of period	$1,016,945	$ 90,849
Net cash provided by (used in):		
Operating activities	(40,353)	(63,323)
Investing activities	387,708	242,696
Financing activities	(675,998)	746,723
Cash and cash equivalents and restricted cash at end of period	$ 688,302	$1,016,945

Our Operating Liquidity and Resources

We generally receive minimum rents from our tenants monthly or quarterly, we receive residents fees and services revenues, net of expenses, from our managed senior living communities monthly and we receive percentage rents from certain of our senior living community tenants monthly, quarterly or annually.

The decrease in cash used in operating activities for the year ended December 31, 2022 compared to the prior year was primarily due to a reduction in interest expense paid during 2022 compared to 2021, cash distributions we received from our unconsolidated joint venture interests and favorable changes in working capital. These increases were partially offset by reduced NOI as a result of the deconsolidation of joint venture properties during 2021 and 2022, as well as wage inflation and other cost increases at the senior living communities in our SHOP segment, and dispositions of properties during 2021.

Specifically as it relates to our SHOP segment, we may continue to face issues with labor availability and wage inflation along with cost pressures from supply chain disruptions and commodity price inflation.

Our Investing Liquidity and Resources

The increase in cash provided by investing activities for the year ended December 31, 2022 compared to the prior year was primarily due to proceeds from our sale of 10 medical office and life science properties to the LSMD JV in which we retained a 20% equity interest and insurance proceeds received in excess of costs incurred for senior living communities located in Florida related to Hurricane Ian, partially offset by less proceeds from our sale of an equity interest in the Seaport JV, less proceeds from the sale of real estate properties, our acquisition of one property in 2022 and an increase in real estate improvements during 2022 compared to 2021.

The following is a summary of capital expenditures, development, redevelopment and other activities for the periods presented (dollars in thousands):

| | For the Year Ended December 31, | |
	2022	2021
Office Portfolio segment capital expenditures:		
Lease related costs[1]	$ 25,227	$ 40,253
Building improvements[2]	11,955	15,407
SHOP segment fixed assets and capital improvements	109,529	141,122
Recurring capital expenditures	$146,711	$196,782
Development, redevelopment and other activities—Office Portfolio segment[3]	$ 48,390	$ 40,253
Development, redevelopment and other activities—SHOP segment[3]	118,601	17,274
Total development, redevelopment and other activities	$166,991	$ 57,527

_____

(1) Office Portfolio segment lease related costs generally include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space and other leasing related costs, such as brokerage commissions and tenant inducements.

(2) Office Portfolio segment building improvements generally include capital expenditures to replace obsolete building components that extend the useful life of existing assets or other improvements to increase the marketability of the property.

(3) Development, redevelopment and other activities generally include capital expenditures that reposition a property or result in new sources of revenue.

We plan to continue investing capital in our properties, including redevelopment projects, to better position these properties in their respective markets in order to increase our returns in future years. In 2023, we expect to incur capital expenditures in excess of 2022 levels, but below the $400.0 million limit under our credit agreement.

As of December 31, 2022, we had estimated unspent leasing related obligations at our triple net leased senior living communities and our medical office and life science properties of approximately $39.3 million, of which we expect to spend approximately $33.9 million during calendar year 2023. We expect to fund these obligations using operating cash flows we generate as rental income from our leased properties, residents fees and services revenues from our managed communities, cash on hand, proceeds from the disposition of certain properties and proceeds related to contributions we may make of properties we own to joint ventures.

We are currently in the process of redeveloping four properties in our Office Portfolio. Our redevelopments at our properties in Irving, TX, Tempe, AZ, Mansfield, MA and Washington, D.C. are expected to be completed at various times between 2023 and 2025. We are also currently reviewing strategic alternatives at a property in our Office Portfolio located in Silver Spring, MD, including opportunities to redevelop this property. In addition, we also have ongoing redevelopments throughout our managed senior living communities. We continue to assess opportunities to redevelop other properties in our portfolio. These redevelopment projects may require significant capital expenditures and time to complete.

In July 2022, we acquired one life science property located in California with approximately 88,508 square feet for approximately $75.1 million, including closing costs and credits. We funded this acquisition using cash on hand.

As noted above, our ability to make capital investments is currently limited pursuant to our credit agreement. Additionally, due to supply chain disruptions and inflation, the capital investments we plan to make may be delayed or cost more than we expect. For further information regarding our acquisitions and dispositions, see Note 3 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Our Financing Liquidity and Resources

The change in cash (used in) provided by financing activities for the year ended December 31, 2022 compared to the prior year was primarily due to repayments of borrowings under our credit facility in 2022 compared to our full drawdown of our credit facility in 2021, net proceeds from our issuance in February 2021 of $500.0 million aggregate principal amount of our 4.375% senior notes in 2021, increased senior unsecured notes redemption amounts in 2022 compared to 2021, increased repayment of other debt and a prepayment premium paid in 2022 for the redemption of $500.0 million of our outstanding 9.75% senior notes due 2025, partially offset by our repayment in February 2021 of our $200.0 million term loan. Additionally, the Seaport JV did not pay distributions during 2022 related to our noncontrolling interest that we deconsolidated in 2021.

As of December 31, 2022, we had $658.1 million of cash and cash equivalents and were fully drawn under our credit facility. We typically use cash balances, net proceeds from offerings of securities or dispositions of assets and cash flows from our operations to fund our operations, debt repayments, distributions, acquisitions, investments, capital expenditures and other general business purposes.

In order to fund investments and to meet cash needs that may result from timing differences between our receipt of rents and our desire or need to make distributions or pay operating or capital expenses, we maintain a credit facility. The maturity date of our credit facility is January 15, 2024. At December 31, 2022, our credit facility required interest to be paid on borrowings at the annual rate of 6.9%, plus a facility fee of 30 basis points per annum on the total amount of lending commitments under the facility. On March 31, 2021, we borrowed $800.0 million under our credit facility as a precautionary measure to increase our cash position and preserve financial flexibility in light of uncertainties related to the COVID-19 pandemic. In February 2022, we repaid $100.0 million in outstanding borrowings under our credit facility and the facility commitments were reduced to $700.0 million. Also in February 2022, we exercised our option to extend the maturity date of our credit facility by one year to January 2024, and in January 2023, pursuant to the terms of our credit agreement, we repaid $113.6 million in outstanding borrowings under our credit facility and the facility commitments were reduced to $586.4 million. In February 2023, pursuant to an amendment to our credit agreement, we repaid $136.4 million in outstanding borrowings under our credit facility and the facility commitments were further reduced to $450.0 million, and no principal repayment is due until maturity. We have no additional options to extend the maturity date of our credit facility. As of December 31, 2022 and February 24, 2023, we were fully drawn under our credit facility.

In February 2022, we and our lenders amended our credit agreement. Pursuant to the amendment:

- the waiver of the fixed charge coverage ratio covenant included in our credit agreement was extended through December 31, 2022;

- the facility commitments were reduced from $800.0 million to $700.0 million;

- we have the ability to fund $400.0 million of capital expenditures per year and we are restricted in our ability to acquire real property as defined in our credit agreement;

- the interest rate premium under our credit facility increased by 15 basis points; and

- certain financial covenants and restrictions on distributions to common shareholders, share repurchases, capital expenditures, acquiring additional properties and incurring additional indebtedness (in each case subject to various exceptions), and the minimum liquidity requirement of $200.0 million remained in place through December 31, 2022.

In February 2023, we and our lenders further amended our credit agreement. Pursuant to the amendment:

- the waiver of the fixed charge coverage ratio covenant has been extended through the maturity date of our credit facility in January 2024;

- the minimum liquidity requirement was decreased from $200.0 million to $100.0 million;

- the facility commitments were reduced from $586.4 million to $450.0 million;

- the feature of our credit facility permitting us to repay and reborrow funds was eliminated;

- we continue to have the ability to fund $400.0 million of capital expenditures per year and we are restricted in our ability to acquire real property as defined in the credit agreement;

- secured overnight financing rate, or SOFR, was established as the replacement benchmark rate in place of LIBOR to calculate interest payable on amounts outstanding under our credit facility, and the interest rate premium under our credit facility was increased by 40 basis points; and

- we are required to repay outstanding amounts under the credit facility with excess cash flow, and certain financial covenants and restrictions on distributions to common shareholders, share repurchases, capital expenditures, acquiring additional properties and incurring additional indebtedness (in each case subject to various exceptions) will remain in place through the maturity date of our credit facility.

Generally, when significant amounts are outstanding under our credit facility, or as the maturities of our indebtedness approach, we intend to explore refinancing alternatives. Such alternatives may include selling certain properties and issuing new equity securities. In addition, we may also seek to expand our existing joint venture arrangements or to participate in additional joint ventures or other arrangements that may provide us additional sources of financing. We currently have an effective shelf registration statement that allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities. At such time that we may regain compliance with the incurrence covenant under our debt agreements, we may also incur additional debt, assume debt in connection with our acquisitions of properties or place new debt on properties we already own.

During the year ended December 31, 2022, we paid quarterly cash distributions to our shareholders totaling approximately $9.6 million using existing cash balances. For further information regarding the distributions we paid during 2022, see Note 5 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

On January 12, 2023, we declared a quarterly distribution payable to common shareholders of record on January 23, 2023 in the amount of $0.01 per share, or approximately $2.4 million. We paid this distribution on February 16, 2023 using cash on hand.

We believe we will have access to various types of financings, including debt or equity offerings, to fund our future acquisitions and to repay our debts and other obligations as they become due, subject to limitations on debt offerings in agreements governing our debt. Our ability to complete, and the costs associated with, future debt or equity transactions depends primarily upon credit market conditions and our then creditworthiness. We have no control over market conditions. Our credit and debt ratings depend upon evaluations by credit rating agencies of our business practices and plans, including our ability to maintain our earnings, to stagger our debt maturities and to balance our use of debt and equity capital so that our financial performance and leverage ratios afford us flexibility to withstand any reasonably anticipated adverse changes. Similarly, our ability to raise equity capital in the future will depend primarily upon equity capital market conditions and our ability to conduct our business to maintain and grow our operating cash flows. We intend to conduct our business activities in a manner which will afford us reasonable access to capital for investment and financing activities, but we cannot be sure that we will be able to successfully carry out that intention. A protracted negative impact on the economy or the industries in which our properties and businesses operate, high inflation, rising or sustained high interest rates, geopolitical risks or other economic, market or industry conditions, including downturns or recessions, may have various negative consequences including a decline in financing availability and increased costs for financing. Further, those conditions could also disrupt capital markets and limit our access to financing from public sources, particularly if the global financial markets experience significant disruptions.

The senior living industry has been adversely impacted by the current economic and market conditions as well as the continuing impact of the COVID-19 pandemic. These conditions continue to have a significant negative impact on our results of operations, financial position and cash flows. Although there have been signs of recovery and increased demand during the year ended December 31, 2022 when compared to the low levels during the COVID-19 pandemic, we cannot be sure when or if the senior housing business will return to historic pre-pandemic levels. To mitigate the effects of the slow recovery coming from the COVID-19 pandemic and the increased variability in operating cash flows from our SHOP segment, we continue to work with our senior living operators to manage costs, especially labor costs, and to increase rates and occupancy. As of February 24, 2023, we have approximately $413.0 million of cash and cash equivalents and $450.0 million in outstanding borrowings under our credit facility, which matures on January 15, 2024. Our credit facility is secured by 61 properties which had an appraised value in excess of $1.3 billion based on appraisals completed to secure the credit facility. We believe we will have access to various types of financings, including equity offerings, to repay our debts and other obligations as they become due or will be able to extend the maturity of certain debt. We also have the ability to defer certain capital improvements if we believe we need to preserve liquidity. We believe that our current financial resources, actions we have taken and are in the process of taking, our expectations as to the future performance of the senior living industry and our fully collateralized credit facility will provide us with sufficient liquidity going forward.

In April 2022, we prepaid a mortgage note secured by one of our medical office properties with an outstanding principal balance of approximately $10.9 million, a maturity date in July 2022 and an annual interest rate of 6.28%, using cash on hand.

In June 2022, we redeemed $500.0 million of our outstanding 9.75% senior notes due 2025 for a redemption price equal to 104.875% of the $500.0 million principal amount of the notes being redeemed plus accrued and unpaid interest of $1.1 million, using restricted cash on hand.

In July 2022, we prepaid a mortgage note secured by two of our senior living communities with an outstanding principal balance of approximately $15.3 million, a maturity date in October 2022 and an annual interest rate of 5.75%, using cash on hand.

In October 2022, we repaid a mortgage note secured by one of our life science properties with an outstanding principal balance of approximately $10.3 million, a maturity date in October 2022 and an annual interest rate of 4.85%, using cash on hand.

In February 2022, Moody's downgraded our 9.75% senior notes due 2025 rating from Ba3 to B2, our 4.375% senior notes due 2031 rating from Ba3 to B2 and our senior unsecured debt rating from B1 to B3. In September 2022, Moody's downgraded our 9.75% senior notes due 2025 rating from B2 to B3, our 4.375% senior notes due 2031 rating from B2 to B3 and our senior unsecured debt rating from B3 to Caa1. In November 2022, Standard & Poor's downgraded our 9.75% senior notes due 2025 rating from BB to BB-, our 4.375% senior notes due 2031 rating from BB to BB- and our senior unsecured debt rating from BB- to B. In January 2023, Moody's downgraded our 9.75% senior notes due 2025 rating from B3 to Caa3, our 4.375% senior notes due 2031 rating from B3 to Caa3 and our senior unsecured debt rating from Caa1 to Ca. In February 2023, Standard & Poor's downgraded our 9.75% senior notes due 2025 rating from BB- to B, our 4.375% senior notes due 2031 rating from BB- to B and our senior unsecured debt rating from B to CCC+.

For further information regarding our outstanding debt, see Note 9 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Debt Covenants

Our principal debt obligations at December 31, 2022 were: (1) $700.0 million of outstanding borrowings under our credit facility; (2) $2.4 billion outstanding principal amount of senior unsecured notes; and (3) $24.7 million aggregate principal amount of mortgage notes (excluding premiums, discounts and net debt issuance costs) secured by two properties. For further information regarding our indebtedness, see Note 9 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Our senior unsecured notes are governed by our senior unsecured notes indentures and their supplements. Our credit agreement and our senior unsecured notes indentures and their supplements provide for acceleration of payment of all amounts outstanding upon the occurrence and continuation of certain events of default, such as, in the case of our credit agreement, a change of control of us, as defined, which includes RMR ceasing to act as our business and property manager. Our senior unsecured notes indentures and their supplements and our credit agreement also contain covenants that restrict our ability to incur debts, including debts secured by mortgages on our properties, in excess of calculated amounts and require us to maintain various financial ratios, and our credit agreement contains covenants that restrict our ability to make distributions to our shareholders in certain circumstances. As of December 31, 2022, our ratio of consolidated income available for debt service to debt service was below the 1.5x incurrence requirement under our credit agreement and our public debt covenants as the effects of the slow recovery of our SHOP business from the COVID-19 pandemic, high inflation, rising interest rates, geopolitical risks and other economic, market and industry conditions continued to adversely impact our operations. We are unable to incur additional debt until this ratio is at or above 1.5x on a pro forma basis. As of December 31, 2022, we believe we were in compliance with all of the other covenants under our senior unsecured notes indentures and their supplements, our credit agreement and our other debt obligations, subject to the waivers described above. Although we have taken steps to enhance our ability to maintain sufficient liquidity, as noted elsewhere in this Annual Report on Form 10-K, a protracted negative impact on the economy or the industries in which our properties and businesses operate resulting from high inflation, rising or sustained high interest rates, geopolitical risks or other economic, market or industry conditions, including downturns or recessions, may cause increased pressure on our ability to satisfy financial and other covenants. If our operating results and financial condition are significantly negatively impacted by the economic conditions or otherwise, we may fail to satisfy covenants and conditions under our credit agreement or fail to satisfy our public debt covenants. Further, if we believe we will not be able to satisfy our financial or other covenants, we expect that we would seek waivers or amendments prior to any covenant violation or seek other financing alternatives, which may lead to increased costs and interest rates, additional restrictive covenants or other lender protections. We cannot assure that we would be able to obtain these waivers or amendments or repay the related debt facilities when due, which may result in an event of default under the agreements governing our debt or the potential acceleration of our outstanding debt.

Neither our senior unsecured notes indentures and their supplements, nor our credit agreement, contain provisions for acceleration which could be triggered by our debt ratings. However, under our credit agreement, our senior unsecured debt ratings are used to determine the fees and interest rates we pay. Accordingly, following our debt ratings downgrades, our interest expense and related costs under our credit agreement has increased. See "—Our Financing Liquidity and Resources" above for information regarding recent downgrades of our issuer credit rating and senior unsecured debt rating.

Our senior unsecured notes indentures and their supplements contain cross default provisions to any other debts of more than $20.0 million ($50.0 million or more in the case of our senior unsecured notes indentures and supplements entered in February 2016, February 2018, June 2020 and February 2021). Similarly, our credit agreement has cross default provisions to other indebtedness that is recourse of $25.0 million or more and indebtedness that is non-recourse of $75.0 million or more.

The loan agreements governing the aggregate $620.0 million secured debt financing related to the Seaport JV contain customary covenants and provide for acceleration of payment of all amounts due thereunder upon the occurrence and continuation of certain events of default. We no longer include this $620.0 million of secured debt financing in our consolidated balance sheet following the deconsolidation of the net assets of this joint venture; however, we continue to provide certain guaranties on this debt. The debt secured by the properties included in the LSMD JV in which we own a 20% equity interest is guaranteed by this joint venture.

Supplemental Guarantor Information

On May 28, 2020, we issued $1.0 billion of our 9.75% senior notes due 2025. We subsequently redeemed $500.0 million of this debt in June 2022, with $500.0 million remaining outstanding. On February 3, 2021, we issued $500.0 million of our 4.375% senior notes due 2031. As of December 31, 2022, all $500.0 million of our 9.75% senior notes due 2025 and all $500.0 million of our 4.375% senior notes due 2031 were fully and unconditionally guaranteed, on a joint and several basis and on a senior unsecured basis, by all of our subsidiaries, except for certain excluded subsidiaries, including pledged subsidiaries under our credit agreement. The notes and the guarantees are effectively subordinated to all of our and the subsidiary guarantors' secured indebtedness, respectively, to the extent of the value of the collateral securing such secured indebtedness, and are structurally subordinated to all indebtedness and other liabilities and any preferred equity of any of our subsidiaries that do not guarantee the notes. Our remaining $1.35 billion of senior unsecured notes do not have the benefit of any guarantees as of December 31, 2022.

A subsidiary guarantor's guarantee of our 9.75% senior notes due 2025 and our 4.375% senior notes due 2031, as applicable, and all other obligations of such subsidiary guarantor under the indenture governing the notes will automatically terminate and such subsidiary guarantor will automatically be released from all of its obligations under such subsidiary guarantee and the indenture under certain circumstances, including on or after the date (a) the notes have an investment grade rating from two rating agencies and one of such investment grade ratings is a mid-BBB investment grade rating and (b) no default or event of default has occurred and is continuing under the indenture. Our non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on our 9.75% senior notes due 2025 or our 4.375% senior notes due 2031 or the respective guarantees, or to make any funds available therefor, whether by dividend, distribution, loan or other payments. The rights of holders of our 9.75% senior notes due 2025 and our 4.375% senior notes due 2031, as applicable, to benefit from any of the assets of our non-guarantor subsidiaries are subject to the prior satisfaction of claims of those subsidiaries' creditors and any preferred equity holders. As a result, our 9.75% senior notes due 2025 and our 4.375% senior notes due 2031 and the respective guarantees are structurally subordinated to all indebtedness, guarantees and other liabilities of our subsidiaries that do not guarantee our 9.75% senior notes due 2025 and our 4.375% senior notes due 2031, including guarantees of other indebtedness of ours, payment obligations under lease agreements, trade payables and preferred equity.

The following tables present summarized financial information for guarantor entities and issuer, on a combined basis after eliminating (i) intercompany transactions and balances among the guarantor entities and (ii) equity in earnings from, and any investments in, any subsidiary that is a non-guarantor (dollars in thousands):

	December 31, 2022
Real estate properties, net	$ 4,027,071
Other assets, net	1,052,538
Total assets	$ 5,079,609
Indebtedness, net	$ 3,023,039
Other liabilities	298,300
Total liabilities	$ 3,321,339

	Year Ended December 31, 2022
Revenues	$1,143,354
Expenses	1,280,812
Loss from continuing operations	(387,786)
Net loss	(382,441)

Related Person Transactions

We have relationships and historical and continuing transactions with RMR, RMR Inc., AlerisLife (including Five Star) and others related to them. For further information about these and other such relationships and related person transactions, see Notes 3, 6, 7 and 8 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K, which are incorporated herein by reference and our other filings with the SEC including our definitive Proxy Statement for our 2023 Annual Meeting of Shareholders, or our definitive Proxy Statement, to be filed with the SEC within 120 days after the fiscal year ended December 31, 2022. For further information about the risks that may arise as a result of these and other related person transactions and relationships, see elsewhere in this Annual Report on Form 10-K, including "Warning Concerning Forward-Looking Statements," Part I, Item 1, "Business" and Part I, Item 1A, "Risk Factors." We may engage in additional transactions with related persons, including businesses to which RMR or its subsidiaries provide management services.

Critical Accounting Estimates

Our critical accounting policies are those that will have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates have been and will be consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting policies involve our investments in real property. These policies affect our:

- allocation of purchase prices among various asset categories, including allocations to above and below market leases, and the related impact on the recognition of rental income and depreciation and amortization expenses; and

- assessment of the carrying values and impairments of long lived assets.

We allocate the purchase prices of our properties to land, building and improvements based on determinations of the fair values of these assets assuming the properties are vacant. We determine the fair value of each property using methods similar to those used by independent appraisers, which may involve estimated cash flows that are based on a number of factors, including capitalization rates and discount rates, among others. In some circumstances, we engage independent real estate appraisal firms to provide market information and evaluations which are relevant to our purchase price allocations and determinations of depreciable useful lives; however, we are ultimately responsible for the purchase price allocations and determinations of useful lives. We allocate a portion of the purchase price to above market and below market leases based on the present value (using an interest rate which reflects the risks associated with acquired in place leases at the time each property was acquired by us) of the difference, if any, between (i) the contractual amounts to be paid pursuant to the acquired in place leases and (ii) our estimates of fair market lease rates for the corresponding leases, measured over a period equal to the terms of the respective leases. The terms of below market leases that include bargain renewal options, if any, are further adjusted if we determine that renewal is probable. We allocate a portion of the purchase price to acquired in place leases and tenant relationships based upon market estimates to lease up the property based on the leases in place at the time of purchase. In making these allocations, we consider factors such as estimated carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs, such as leasing commissions, legal and other related expenses, to execute similar leases in current market conditions at the time a property was acquired by us. We allocate this aggregate value between acquired in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease. However, we have not separated the value of tenant relationships from the value of acquired in place leases because such value and related amortization expense is immaterial to our consolidated financial statements. If the value of tenant relationships becomes material in the future, we may separately allocate those amounts and amortize the allocated amount over the estimated life of the relationships.

We regularly evaluate our properties for indicators of impairment. Impairment indicators may include declining tenant or resident occupancy, weak or declining profitability from the property, decreasing tenant cash flows or liquidity, our decision to dispose of an asset before the end of its estimated useful life, and legislative, market or industry changes that could permanently reduce the value of a property. If indicators of impairment are present, we evaluate the carrying value of the related property by comparing it to the expected future cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to its estimated fair value. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. The future cash flows are subjective and are based in part on assumptions regarding hold periods, market rents and terminal capitalization rates. If we misjudge or estimate incorrectly or if future tenant operations, market or industry factors differ from our expectations we may record an impairment charge that is inappropriate or fail to record a charge when we should have done so, or the amount of any such charges may be inaccurate.

These accounting policies involve significant judgments made based upon our experience and the experience of our management and our Board of Trustees, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability and willingness of our tenants to perform their obligations to us, and the current and likely future operating and competitive environments in which our properties are operated. In the future, we may need to revise our carrying value assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense or impairment charges related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

Impact of Government Reimbursement

For the year ended December 31, 2022, substantially all of our NOI was generated from properties where a majority of the revenues are derived from our tenants' and residents' private resources, and a small amount of our NOI was generated from properties where a majority of the revenues are derived from Medicare and Medicaid payments. Nonetheless, we own, and our tenants, managers and operators operate, facilities in many states that participate in federal and state healthcare payment programs, including the federal Medicare and state Medicaid programs and other federal and state healthcare payment programs. Also, some of our medical office and life science property tenants participate in federal Medicare and state Medicaid programs and other government healthcare payment programs. Because of shifting policy priorities, the current and projected federal budget deficit, other federal spending priorities and challenging fiscal conditions in some states, there have been numerous recent legislative and regulatory actions or proposed actions with respect to federal Medicare rates, state Medicaid rates and federal payments to states for Medicaid programs, as well as existing regulations that impact these matters. Further, there are other existing and recently enacted legislation, and related litigation, related to government payments, insurance and healthcare delivery. Examples of these, and other information regarding such matters and developments, are provided under the caption "Business-Government Regulation and Reimbursement" above in this Annual Report on Form 10-K. We cannot currently predict the type and magnitude of the potential Medicare and Medicaid policy changes, rate changes or other changes that may be implemented, but we believe that some of these changes will cause these government funded healthcare programs to fail to provide rates that match our and our tenants' increasing expenses and that such changes may be material and adverse to our future financial results.

During the years ended December 31, 2022, December 31, 2021 and December 31, 2020, we recognized $4.3 million, $19.6 million and $17.5 million, respectively, in interest and other income in our consolidated statements of comprehensive income (loss) related to funds received under the CARES Act and ARPA.

Seasonality

Senior housing operations have historically reflected modest seasonality. During fourth quarter holiday periods, residents at such facilities are sometimes discharged to spend time with family and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among residents which can result in increased costs or discharges to hospitals. As a result of these and other factors, these operations sometimes produce greater earnings in the second and third quarters of a calendar year and lesser earnings in the fourth and first calendar quarters. We do not expect these seasonal differences to have a material impact upon the ability of our tenants to pay our rent or our ability to fund our managed senior living operations or our other businesses. Our medical office and life science properties and wellness centers do not typically experience seasonality.

Impact of Climate Change

Concerns about climate change have resulted in various treaties, laws and regulations that are intended to limit carbon emissions and address other environmental concerns. These and other laws may cause energy or other costs at our properties to increase. We do not expect the direct impact of these increases to be material to our results of operations, because the increased costs either would be the responsibility of our tenants directly or in the longer term, passed through and paid by tenants of our properties. Although we do not believe it is likely in the foreseeable future, laws enacted to mitigate climate change may make some of our buildings obsolete or cause us to make material investments in our properties, which could materially and adversely affect our financial condition or the financial condition of our tenants or managers and their ability to pay rent or returns to us.

In an effort to reduce the effects of any increased energy costs in the future, we continuously study ways to improve the energy efficiency at all of our properties. Our property manager, RMR, is a member of the ENERGY STAR program, a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy that is focused on promoting energy efficiency at commercial properties through its "ENERGY STAR" partner program, and a member of the U.S. Green Building Council, a nonprofit organization focused on promoting energy efficiency at commercial properties through its leadership in energy and environmental design, or LEED®, green building program.

Some observers believe severe weather in different parts of the world over the last few years is evidence of global climate change. Severe weather may have an adverse effect on certain properties we own. Rising sea levels could cause flooding at some of our properties, which may have an adverse effect on individual properties we own. We mitigate these risks by procuring, or requiring our tenants to procure, insurance coverage we believe adequate to protect us from material damages and losses resulting from the consequences of losses caused by climate change. However, we cannot be sure that our mitigation efforts will be sufficient or that future storms, rising sea levels or other changes that may occur due to future climate change could not have a material adverse effect on our financial results.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Other than as described below, we do not currently foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

We may in the future enter into hedge arrangements or derivative contracts from time to time to mitigate our exposure to changes in interest rates.

Fixed Rate Debt

At December 31, 2022, our outstanding fixed rate debt included the following (dollars in thousands):

Debt	Principal Balance[1]	Annual Interest Rate[1]	Annual Interest Expense	Maturity	Interest Payments Due
Senior unsecured notes	$ 250,000	4.750%	$ 11,875	2024	Semi-Annually
Senior unsecured notes	500,000	9.750%	48,750	2025	Semi-Annually
Senior unsecured notes	500,000	4.750%	23,750	2028	Semi-Annually
Senior unsecured notes	500,000	4.375%	21,875	2031	Semi-Annually
Senior unsecured notes	350,000	5.625%	19,688	2042	Quarterly
Senior unsecured notes	250,000	6.250%	15,625	2046	Quarterly
Mortgage note	14,732	6.640%	978	2023	Monthly
Mortgage note	9,997	4.444%	444	2043	Monthly
	$2,374,729		$142,985		

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(1)   The principal balances and interest rates are the amounts stated in the applicable contracts. In accordance with GAAP, our carrying values and recorded interest expense may differ from these amounts because of market conditions at the time we assumed certain of these debts. This table does not include obligations under finance leases.

No principal repayments are due under our unsecured notes until maturity. Our mortgage notes generally require principal and interest payments through maturity pursuant to amortization schedules. Because these debts require interest to be paid at a fixed rate, changes in market interest rates during the term of these debts will not affect our interest obligations. If these debts were refinanced at interest rates which are one percentage point higher or lower than shown above, our annual interest cost would increase or decrease by approximately $23.7 million.

Changes in market interest rates also would affect the fair value of our fixed rate debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. The U.S. Federal Reserve has raised interest rates multiple times since the beginning of 2022 in an effort to combat high inflation and may continue to do so.

Our senior unsecured notes and certain of our mortgages contain provisions that allow us to make repayments earlier than the stated maturity date. In some cases, we are not allowed to make early repayment prior to a cutoff date and we are generally allowed to make prepayments only at a premium equal to a make whole amount, as defined, which is generally designed to preserve a stated yield to the noteholder. In the past, we have repurchased and retired some of our outstanding debt and we may do so again in the future. These prepayment rights and our ability to repurchase and retire outstanding debt may afford us opportunities to mitigate the risk of refinancing our debts at maturity at higher rates by refinancing prior to maturity.

Floating Rate Debt

At December 31, 2022, our floating rate debt obligations consisted of $700.0 million outstanding under our credit facility. Our credit facility matures in January 2024.

Borrowings under our credit facility are in U.S. dollars and interest is required to be paid at the rate of a benchmark such as LIBOR or SOFR beginning in February 2023 plus a premium that is subject to adjustment based upon changes to our credit ratings. Accordingly, we are exposed to interest rate risk for changes in U.S. dollar based short term rates, and to changes in our credit ratings. In addition, upon renewal or refinancing of our credit facility, we are vulnerable to increases in interest rate premiums due to market conditions or our perceived credit characteristics. Generally, a change in interest rates would not affect the value of our floating rate debt but would affect our operating results.

The following table presents the impact a one percentage point increase in interest rates would have on our annual floating rate interest expense as of December 31, 2022 (dollars in thousands except per share amounts):

	Impact of Changes in Interest Rates			
	Interest Rate[1]	Outstanding Floating Rate Debt	Total Interest Expense Per Year	Annual Earnings per Share Impact[2]
At December 31, 2022	6.88%	$700,000	$48,160	$0.20
One percentage point increase	7.88%	$700,000	$55,160	$0.23

(1) Interest rate under our credit facility as of December 31, 2022.

(2) Based on weighted average number of shares outstanding (basic and diluted) for the year ended December 31, 2022.

The foregoing table shows the impact of an immediate increase in floating interest rates. If interest rates were to increase gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the amount of our borrowings outstanding under our credit facility or other floating rate debt.

LIBOR Transition

As of December 31, 2022, we were required to pay interest on borrowings under our credit facility at floating rates based on LIBOR. The determination of interest under our credit facility has been revised pursuant to the terms of the February 2023 amendment to our credit agreement and the interest rate premium under our credit facility will be based on SOFR beginning in February 2023. This may result in our paying increased interest amounts.

Item 8.   Financial Statements and Supplementary Data.

The information required by this item is included in Part IV, Item 15 of this Annual Report on Form 10-K.

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

As of the end of the period covered by this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our President and Chief Executive Officer and our Chief Financial Officer and Treasurer, of the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 under the Exchange Act. Based upon that evaluation, our President and Chief Executive Officer and our Chief Financial Officer and Treasurer concluded that our disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management Report on Assessment of Internal Control Over Financial Reporting.

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and Board of Trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* (2013 framework). Based on this assessment, we believe that, as of December 31, 2022, our internal control over financial reporting is effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our 2022 Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

Item 9B.   Other Information.

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

We have a Code of Conduct that applies to our officers and Trustees, RMR, senior and executive officers of RMR, members of the board of directors of RMR Inc. and employees of RMR who provide significant services to us. Our Code of Conduct is posted on our website, *www.dhcreit.com*. A printed copy of our Code of Conduct is also available free of charge to any person who requests a copy by writing to our Secretary, Diversified Healthcare Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634. We intend to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to, or waivers from, provisions of our Code of Conduct to apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or any persons performing similar functions, on our website.

The remainder of the information required by Item 10 is incorporated by reference to our definitive Proxy Statement.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated by reference to our definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information.   We may award common shares to our officers and other employees of RMR under our Amended and Restated 2012 Equity Compensation Plan, or the 2012 Plan. In addition, each of our Trustees receives common shares as part of his or her annual compensation for serving as a Trustee and such shares are awarded under the 2012 Plan. The terms of awards made under the 2012 Plan are determined by the Compensation Committee of our Board of Trustees at the time of the awards. The following table is as of December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under our equity compensation plan excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders—2012 Plan	None.	None.	2,667,253[1]
Equity compensation plan not approved by securityholders	None.	None.	None.
Total	None.	None.	2,667,253[1]

(1) Consists of common shares available for issuance pursuant to the terms of the 2012 Plan. Share awards that are repurchased or forfeited will be added to the common shares available for issuance under the 2012 Plan. Our shareholders approved the 2012 Plan at our 2022 annual meeting of shareholders to increase the total number of common shares available for awards by 2,250,000.

Payments by us to RMR employees are described in Notes 5 and 8 to our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K. The remainder of the information required by Item 12 is incorporated by reference to our definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 is incorporated by reference to our definitive Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by Item 14 is incorporated by reference to our definitive Proxy Statement.

PART IV

Item 15.   Exhibits and Financial Statement Schedules.

(a)   <u>Index to Financial Statements and Financial Statement Schedules</u>

The following consolidated financial statements and financial statement schedules of Diversified Healthcare Trust are included on the pages indicated:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, or are inapplicable, and therefore have been omitted.

Financial information about AlerisLife may be found on the SEC's website by entering AlerisLife's name at http://www.sec.gov/edgar/searchedgar/companysearch.html. Reference to AlerisLife's financial information on this external website is presented to comply with applicable accounting regulations of the SEC. Except for such financial information contained therein as is required to be included herein under such regulations, AlerisLife's public filings and other information located in external websites are not incorporated by reference into these financial statements.

(b)   <u>Exhibits</u>

Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2022 have been included only with the version of the Annual Report on Form 10-K filed with the SEC.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2022, including a list of exhibits, is available free of charge upon written request to: Investor Relations, Diversified Healthcare Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634, telephone (617) 796-8350.

Item 16.   Form 10-K Summary.

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Shareholders of Diversified Healthcare Trust

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Diversified Healthcare Trust (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Real Estate Properties—*Refer to Note 3 to the financial statements*

Critical Audit Matter Description

The Company's investments in real estate properties were $4.86 billion, net of accumulated depreciation of $1.83 billion as of December 31, 2022. These real estate properties are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of a real estate property may not be recoverable. Impairment indicators may include declining tenant or resident occupancy, weak or declining profitability from the property, decreasing tenant cash flows or liquidity, the Company's decision to dispose of a property before the end of its estimated useful life, and legislative, market or industry changes that could permanently reduce the value of a property. If indicators of impairment are identified for any real estate property, the Company evaluates the recoverability of that real estate property by comparing undiscounted future cash flows expected to be generated by the real estate property over the Company's expected remaining hold period to the respective carrying amount. The Company's undiscounted future cash flows analysis requires management to make significant estimates and assumptions related to expected remaining hold periods, market rents, and terminal capitalization rates.

We identified the impairment of real estate properties as a critical audit matter because of the significant estimates and assumptions management makes to evaluate the recoverability of real estate properties. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the significant estimates and assumptions related to expected remaining hold periods, market rents, and terminal capitalization rates within management's undiscounted future cash flows analysis which are sensitive to future market or industry considerations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the undiscounted cash flows analysis for each real estate property or group of properties with possible impairment indicators included the following among others:

- We tested the effectiveness of controls over management's evaluation of the recoverability of real estate properties, including the key assumptions utilized in estimating the undiscounted future cash flows.

- We evaluated the undiscounted cash flow analysis including estimates of expected remaining hold period, market rents, and terminal capitalization rates for each real estate property or group of properties with possible impairment indicators by (1) evaluating the source information and assumptions used by management and (2) comparing management's projections to external market sources and evidence obtained in other areas of our audit.

- We evaluated the reasonableness of management's undiscounted future cash flows analysis by developing an independent expectation of future undiscounted cash flows based on third party market data and compared that independent estimate to the carrying amount of the real estate property or group of properties with possible indicators of impairment. We compared our analysis of the recoverability of the real estate property or group of properties to the Company's analysis.

- We made inquiries of management about the current status of potential transactions and about management's judgments to understand the probability of future events that could affect the expected remaining hold period and other cash flow assumptions for the properties.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 1, 2023
We have served as the Company's auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Shareholders of Diversified Healthcare Trust

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Diversified Healthcare Trust (the "Company") as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 1, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 1, 2023

DIVERSIFIED HEALTHCARE TRUST
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data)

	December 31, 2022	December 31, 2021
ASSETS		
Real estate properties:		
Land	$ 668,918	$ 741,501
Buildings and improvements	6,023,625	6,072,055
Total real estate properties, gross	6,692,543	6,813,556
Accumulated depreciation	(1,828,352)	(1,737,807)
Total real estate properties, net	4,864,191	5,075,749
Investments in unconsolidated joint ventures	155,477	215,127
Assets of properties held for sale	385	—
Cash and cash equivalents	658,065	634,848
Restricted cash	30,237	382,097
Investments in equity securities	5,880	31,540
Due from affiliates	8,716	—
Acquired real estate leases and other intangible assets, net	45,351	48,746
Other assets, net	233,791	235,407
Total assets	$ 6,002,093	$ 6,623,514
LIABILITIES AND SHAREHOLDERS' EQUITY		
Credit facility	$ 700,000	$ 800,000
Senior unsecured notes, net	2,317,700	2,806,811
Secured debt and finance leases, net	30,177	69,713
Accrued interest	29,417	29,845
Due to affiliates	5,202	8,270
Other liabilities	280,986	246,485
Total liabilities	3,363,482	3,961,124
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 300,000,000 shares authorized, 239,694,842 and 238,994,894 shares issued and outstanding, respectively	2,397	2,390
Additional paid in capital	4,617,031	4,615,475
Cumulative net income	2,071,850	2,087,624
Cumulative distributions	(4,052,667)	(4,043,099)
Total shareholders' equity	2,638,611	2,662,390
Total liabilities and shareholders' equity	$ 6,002,093	$ 6,623,514

The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED HEALTHCARE TRUST
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands, except per share data)

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenues:			
Rental income	$ 260,740	$ 408,589	$ 427,215
Residents fees and services	1,022,826	974,623	1,204,811
Total revenues	1,283,566	1,383,212	1,632,026
Expenses:			
Property operating expenses	1,109,070	1,091,812	1,236,357
Depreciation and amortization	239,280	271,131	270,147
General and administrative	26,435	34,087	30,593
Acquisition and certain other transaction related costs	2,605	17,506	814
Impairment of assets	—	(174)	106,972
Total expenses	1,377,390	1,414,362	1,644,883
Gain on sale of properties	321,862	492,272	6,487
Gains and losses on equity securities, net	(25,660)	(42,232)	34,106
Interest and other income	15,929	20,635	18,221
Interest expense (including net amortization of debt premiums, discounts and issuance costs of $8,658, $13,408 and $8,022, respectively)	(209,383)	(255,759)	(201,483)
Gain on lease termination	—	—	22,896
Loss on modification or early extinguishment of debt	(30,043)	(2,410)	(427)
(Loss) income from continuing operations before income tax expense and equity in net earnings of investees	(21,119)	181,356	(133,057)
Income tax expense	(710)	(1,430)	(1,250)
Equity in net earnings of investees	6,055	—	—
Net (loss) income	(15,774)	179,926	(134,307)
Net income attributable to noncontrolling interest	—	(5,411)	(5,146)
Net (loss) income attributable to common shareholders	$ (15,774)	$ 174,515	$ (139,453)
Weighted average common shares outstanding (basic and diluted)	238,314	237,967	237,739
Per common share amounts (basic and diluted)			
Net (loss) income attributable to common shareholders	$ (0.07)	$ 0.73	$ (0.59)

The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED HEALTHCARE TRUST
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(dollars in thousands)

	Number of Shares	Common Shares	Additional Paid In Capital	Cumulative Net Income	Cumulative Distributions	Total Equity Attributable to Common Shareholders	Total Equity Attributable to Noncontrolling Interest	Total Equity
Balance at December 31, 2019:	237,897,163	$2,379	$4,612,511	$2,052,562	$(3,930,933)	$2,736,519	$ 140,531	$2,877,050
Net (loss) income	—	—	—	(139,453)	—	(139,453)	5,146	(134,307)
Distributions	—	—	—	—	(42,825)	(42,825)	—	(42,825)
Distribution to common shareholders of the right to receive AlerisLife Inc. common stock	—	—	—	—	(59,801)	(59,801)	—	(59,801)
Share grants	420,000	4	1,570	—	—	1,574	—	1,574
Share repurchases	(47,375)	—	(171)	—	—	(171)	—	(171)
Share forfeitures	(1,310)	—	(6)	—	—	(6)	—	(6)
Distributions to noncontrolling interest	—	—	—	—	—	—	(22,292)	(22,292)
Balance at December 31, 2020:	238,268,478	2,383	4,613,904	1,913,109	(4,033,559)	2,495,837	123,385	2,619,222
Net income	—	—	—	174,515	—	174,515	5,411	179,926
Distributions	—	—	—	—	(9,540)	(9,540)	—	(9,540)
Share grants	838,000	8	1,956	—	—	1,964	—	1,964
Share repurchases	(109,384)	(1)	(382)	—	—	(383)	—	(383)
Share forfeitures	(2,200)	—	(3)	—	—	(3)	—	(3)
Distributions to noncontrolling interest	—	—	—	—	—	—	(22,348)	(22,348)
Sale of interest in joint venture	—	—	—	—	—	—	(106,448)	(106,448)
Balance at December 31, 2021:	238,994,894	2,390	4,615,475	2,087,624	(4,043,099)	2,662,390	—	2,662,390
Net loss	—	—	—	(15,774)	—	(15,774)	—	(15,774)
Distributions	—	—	—	—	(9,568)	(9,568)	—	(9,568)
Share grants	847,000	8	1,737	—	—	1,745	—	1,745
Share repurchases	(133,752)	(1)	(170)	—	—	(171)	—	(171)
Share forfeitures	(13,300)	—	(11)	—	—	(11)	—	(11)
Balance at December 31, 2022:	239,694,842	$2,397	$4,617,031	$2,071,850	$(4,052,667)	$2,638,611	$ —	$2,638,611

The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED HEALTHCARE TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (15,774)	$ 179,926	$(134,307)
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:			
Depreciation and amortization	239,280	271,131	270,147
Net amortization of debt premiums, discounts and issuance costs	8,658	13,408	8,022
Straight line rental income	(8,916)	(5,846)	(6,069)
Amortization of acquired real estate leases	245	(7,211)	(7,405)
Loss on modification or early extinguishment of debt	30,043	2,410	51
Gain on lease termination	—	—	(22,896)
Impairment of assets	—	(174)	106,972
Gain on sale of properties	(321,862)	(492,272)	(6,487)
Gains and losses on equity securities, net	25,660	42,232	(34,106)
Other non-cash adjustments, net	(2,038)	(1,811)	(2,203)
Unconsolidated joint venture distributions	8,769	—	—
Equity in net earnings of investees	(6,055)	—	—
Change in assets and liabilities:			
Deferred leasing costs, net	(7,874)	(20,701)	(7,672)
Other assets	10,946	(51,201)	(27,858)
Accrued interest	(428)	7,654	(305)
Other liabilities	(1,007)	(868)	22,660
Net cash (used in) provided by operating activities	(40,353)	(63,323)	158,544
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions and deposits	(75,105)	—	(2,526)
Real estate improvements	(299,387)	(227,605)	(185,585)
Proceeds from sale of properties, net	822	103,257	147,388
Proceeds from sale of properties to joint venture, net	638,488	—	—
Proceeds from sale of interest in joint venture, net	108,424	367,033	—
Proceeds from insurance recoveries	14,466	—	—
Distributions in excess of earnings from Affiliates Insurance Company	—	11	287
Net cash provided by (used in) investing activities	387,708	242,696	(40,436)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of senior unsecured notes, net	—	492,500	985,000
Proceeds from borrowings on credit facility	—	800,000	430,500
Repayments of borrowings on credit facility	(100,000)	—	(968,000)
Redemption of senior unsecured notes	(500,000)	(300,000)	(200,000)
Repayment of term loan	—	(200,000)	(250,000)
Repayment of other debt	(39,067)	(3,159)	(5,941)
Loss on early extinguishment of debt settled in cash	(24,375)	—	(376)
Payment of debt issuance costs	(2,817)	(10,347)	(5,378)
Repurchase of common shares	(171)	(383)	(171)
Distributions to noncontrolling interest	—	(22,348)	(22,292)
Distributions to shareholders	(9,568)	(9,540)	(42,825)
Net cash (used in) provided by financing activities	(675,998)	746,723	(79,483)
(Decrease) increase in cash and cash equivalents and restricted cash	(328,643)	926,096	38,625
Cash and cash equivalents and restricted cash at beginning of period	1,016,945	90,849	52,224
Cash and cash equivalents and restricted cash at end of period	$ 688,302	$1,016,945	$ 90,849

The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED HEALTHCARE TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(dollars in thousands)

	Year Ended December 31,		
	2022	2021	2020
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 201,153	$ 235,994	$195,599
Income taxes paid	$ 935	$ 2,798	$ 399
NON-CASH INVESTING ACTIVITIES:			
Decrease in assets and liabilities resulting from the deconsolidation of investments that were previously consolidated:			
Real estate, net	$(355,669)	$(686,320)	$ —
Mortgage notes, net	$ —	$ 618,452	$ —
AlerisLife Inc. common stock	$ —	$ —	$ 97,896
Restructuring transaction additional consideration	$ —	$ —	$ (75,000)
Real estate improvements accrued, not paid	$ 32,064	$ 20,031	$ 18,097
Capitalized interest	$ —	$ 1,297	$ 1,833
NON-CASH FINANCING ACTIVITIES:			
Distribution to common shareholders of the right to receive AlerisLife Inc. common stock	$ —	$ —	$ (59,801)

Supplemental disclosure of cash and cash equivalents and restricted cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within our consolidated balance sheets to the amount shown in our consolidated statements of cash flows:

	As of December 31,		
	2022	2021	2020
Cash and cash equivalents	$658,065	$ 634,848	$74,417
Restricted cash(1)	30,237	382,097	16,432
Total cash and cash equivalents and restricted cash shown in our consolidated statements of cash flows	$688,302	$1,016,945	$90,849

(1) As of December 31, 2022 and 2021, restricted cash consists of proceeds from the sale of joint venture interests and proceeds from the sale of properties to joint ventures held as collateral pursuant to the agreement governing our credit facility, or our credit agreement. We may use these funds to pay for approved expenditures in accordance with our credit agreement. In January 2023, we used the remaining restricted cash held as collateral to repay a portion of the $113,627 reduction in commitments under our credit facility. We continue to be required to hold any proceeds from the sale of properties as restricted cash pursuant to the terms of our credit agreement. Restricted cash also consists of amounts escrowed for real estate taxes, insurance and capital expenditures at certain of our mortgaged properties. Prior to the deconsolidation of the joint venture that owns a life science property located in Boston, Massachusetts, or the Seaport JV, restricted cash also consisted of cash held for the operations of this joint venture.

The accompanying notes are an integral part of these consolidated financial statements.
F-8

DIVERSIFIED HEALTHCARE TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share data or as otherwise stated)

Note 1. Business

Diversified Healthcare Trust is a real estate investment trust, or REIT, organized under Maryland law, which owns medical office and life science properties, senior living communities and other healthcare related properties throughout the United States. As of December 31, 2022, we wholly owned 379 properties located in 36 states and Washington, D.C. On that date, the gross book value of our real estate assets was $6,692,543.

As of December 31, 2022, we also owned an equity interest in each of two unconsolidated joint ventures that own medical office and life science properties located in five states with an aggregate of approximately 2.2 million rentable square feet.

The senior living industry has been adversely impacted by the current economic and market conditions as well as the continuing impact of the COVID-19 pandemic. These conditions continue to have a significant negative impact on our results of operations, financial position and cash flows. Although there have been signs of recovery and increased demand during the year ended December 31, 2022 when compared to the low levels during the COVID-19 pandemic, we cannot be sure when or if the senior housing business will return to historic pre-pandemic levels. To mitigate the effects of the slow recovery coming from the COVID-19 pandemic and the increased variability in operating cash flows from our senior housing operating portfolio, or SHOP, segment, we continue to work with our senior living operators to manage costs, especially labor costs, and to increase rates and occupancy. As of February 24, 2023, we have approximately $413,000 of cash and cash equivalents and $450,000 in outstanding borrowings under our credit facility, which matures on January 15, 2024. Our credit facility is secured by 61 properties which had an appraised value in excess of $1,300,000 based on appraisals completed to secure the credit facility. We believe we will have access to various types of financings, including equity offerings, to repay our debts and other obligations as they become due or will be able to extend the maturity of certain debt. We also have the ability to defer certain capital improvements if we believe we need to preserve liquidity. We believe that our current financial resources, actions we have taken and are in the process of taking, our expectations as to the future performance of the senior living industry and our fully collateralized credit facility will provide us with sufficient liquidity going forward.

Note 2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION.   Our consolidated financial statements include the accounts of Diversified Healthcare Trust, we, us or our, and our subsidiaries, all of which are 100% owned directly or indirectly by us as of December 31, 2022. All intercompany transactions and balances with or among our consolidated subsidiaries have been eliminated.

REAL ESTATE PROPERTIES.   We record properties at our cost and calculate depreciation on real estate investments on a straight line basis over estimated useful lives generally up to 40 years.

We allocate the purchase prices of our properties to land, building and improvements based on determinations of the fair values of these assets assuming the properties are vacant. We determine the fair value of each property using methods similar to those used by independent appraisers, which may involve estimated cash flows that are based on a number of factors, including capitalization rates and discount rates, among others. In some circumstances, we engage independent real estate appraisal firms to provide market information and evaluations which are relevant to our purchase price allocations and determinations of depreciable useful lives; however, we are ultimately responsible for the purchase price allocations and determinations of useful lives. We allocate a portion of the purchase price to above market and below market leases based on the present value (using an interest rate which reflects the risks associated with acquired in place leases at the time each property was acquired by us) of the difference, if any, between (i) the contractual amounts to be paid pursuant to the acquired in place leases and (ii) our estimates of fair market lease rates for the corresponding leases, measured over a period equal to the terms of the respective leases. The terms of below market leases that include bargain renewal options, if any, are further adjusted if we determine that

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 2. Summary of Significant Accounting Policies (Continued)

renewal is probable. We allocate a portion of the purchase price to acquired in place leases and tenant relationships based upon market estimates to lease up the property based on the leases in place at the time of purchase. In making these allocations, we consider factors such as estimated carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs, such as leasing commissions, legal and other related expenses, to execute similar leases in current market conditions at the time a property was acquired by us. We allocate this aggregate value between acquired in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease. However, we have not separated the value of tenant relationships from the value of acquired in place leases because such value and related amortization expense is immaterial to our consolidated financial statements. If the value of tenant relationships becomes material in the future, we may separately allocate those amounts and amortize the allocated amount over the estimated life of the relationships.

We amortize capitalized above market lease values (included in acquired real estate leases and other intangible assets, net in our consolidated balance sheets) as a reduction to rental income over the remaining non-cancelable terms of the respective leases. We amortize capitalized below market lease values (included in other liabilities in our consolidated balance sheets) as an increase to rental income over the non-cancelable periods of the respective leases. For the years ended December 31, 2022, 2021 and 2020, such amortization resulted in a net increase in rental income of $(245), $7,211 and $7,405, respectively. We amortize the value of in place leases exclusive of the value of above market and below market in place leases to expense over the remaining non-cancelable periods of the respective leases. During the years ended December 31, 2022, 2021 and 2020, such amortization included in depreciation totaled $11,524, $42,783 and $48,669, respectively. If a lease is terminated prior to its stated expiration, the unamortized amount relating to that lease is written off.

As of December 31, 2022 and 2021, our acquired real estate leases and assumed real estate lease obligations, excluding properties held for sale, were as follows:

	December 31,	
	2022	2021
Acquired real estate leases:		
Capitalized above market lease values	$ 5,187	$ 8,092
Less: accumulated amortization	(3,978)	(6,268)
Capitalized above market lease values, net	1,209	1,824
Lease origination value	107,171	123,682
Less: accumulated amortization	(63,029)	(76,760)
Lease origination value, net	44,142	46,922
Acquired real estate leases and other intangible assets, net	$ 45,351	$ 48,746
Assumed real estate lease obligations:		
Capitalized below market lease values	$ 3,685	$ 6,141
Less: accumulated amortization	(2,567)	(3,585)
Assumed real estate lease obligations, net	$ 1,118	$ 2,556

As of December 31, 2022, the weighted average amortization periods for capitalized above market lease values, lease origination value and capitalized below market lease values were 4.3 years, 7.0 years and 4.6 years, respectively. Future amortization of net intangible acquired real estate lease assets and obligations to be recognized over the current terms of the associated leases as of December 31, 2022 are estimated to be $11,061 in 2023, $7,725 in 2024, $5,317 in 2025, $4,378 in 2026, $3,412 in 2027 and $12,340 thereafter.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 2. Summary of Significant Accounting Policies (Continued)

CASH AND CASH EQUIVALENTS. We consider highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

RESTRICTED CASH. Restricted cash consists of amounts held as collateral pursuant to our credit agreement and amounts escrowed for real estate taxes, insurance and capital expenditures at certain of our mortgaged properties. Prior to the deconsolidation of the Seaport JV, restricted cash also consisted of cash held for the operations of this joint venture.

INVESTMENTS IN EQUITY SECURITIES. We classify the common shares we own of AlerisLife Inc., or AlerisLife, as an equity method investment. This equity method investment is included in investments in equity securities in our consolidated balance sheets.

On April 1, 2019, we and AlerisLife entered into a transaction agreement, or the Transaction Agreement, to restructure our business arrangements with Five Star Senior Living, or Five Star, which is an operating division of AlerisLife, effective January 1, 2020, or the 2020 Restructuring Transaction. At December 31, 2019, we owned 423,500 AlerisLife common shares after giving effect to the one-for-ten reverse stock split effected by AlerisLife with respect to its common shares on September 30, 2019. Pursuant to the 2020 Restructuring Transaction, on January 1, 2020, AlerisLife issued 10,268,158 common shares to us. The fair value and initial cost basis of the AlerisLife common shares issued to us on January 1, 2020 was $38,095. At December 31, 2022, we owned 10,691,658 AlerisLife common shares. At December 31, 2022 and 2021, our investment in AlerisLife had a fair value of $5,880 and $31,540, respectively, including an unrealized loss of $25,660 and $42,232, respectively. Based on the terms of the Transaction Agreement, including the issuance of additional AlerisLife shares to us, we concluded that we have significant influence, but not control, over AlerisLife's most significant activities and therefor we determined that AlerisLife is not a variable interest entity, or VIE, and account for our investment in AlerisLife as an equity method investment starting January 1, 2020. We have elected the fair value option for our investment in AlerisLife. We continue to present our investment in AlerisLife in Investments in equity securities in our consolidated balance sheets due to the comparable accounting treatment of the shares we owned in AlerisLife as of December 31, 2022 and 2021.

In February 2023, in connection with the proposed acquisition of AlerisLife by a subsidiary of ABP Trust, which is the controlling shareholder of The RMR Group Inc., or RMR Inc., pursuant to a tender offer for all of the outstanding common shares of AlerisLife (other than the AlerisLife common shares owned by ABP Trust or its applicable subsidiaries), at a price of $1.31 per share, we agreed to tender all of our AlerisLife common shares into the tender offer at the tender offer price, subject to the right, but not the obligation, to purchase, in a single private transaction, on or before December 31, 2023, a number of shares of common stock of the surviving entity in the proposed acquisition constituting a percentage up to 31.9% of the then issued and outstanding shares of the common stock of the surviving entity based on the tender offer price and otherwise pursuant to a stockholders agreement to be entered into at the time of any such purchase on such terms as are negotiated and mutually agreed by the parties.

See Notes 6 and 8 for further information regarding our investment in AlerisLife and former investment in RMR Inc.

EQUITY METHOD INVESTMENTS. As of December 31, 2022, we owned a 10% equity interest in our unconsolidated Seaport JV and a 20% equity interest in an unconsolidated joint venture for 10 medical office and life science properties, or the LSMD JV. The property owned by the Seaport JV is encumbered by an aggregate $620,000 of mortgage debts. The properties owned by the LSMD JV are encumbered by an aggregate $456,625 of mortgage debts. We do not control the activities that are most significant to these joint ventures and, as a result, we account for our investment in these joint ventures under the equity method of accounting under the fair value option. See Notes 3, 10 and 11 for more information regarding these joint ventures.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 2. Summary of Significant Accounting Policies (Continued)

DEBT ISSUANCE COSTS. Debt issuance costs include issuance or assumption costs related to borrowings and we amortize those costs as interest expense over the terms of the respective loans. Debt issuance costs for our credit facility totaled $29,717 and $27,383 at December 31, 2022 and 2021, respectively, and accumulated amortization of debt issuance costs totaled $26,315 and $22,899 at December 31, 2022 and 2021, respectively, and are included in other assets, net in our consolidated balance sheets. Debt issuance costs for our unsecured senior notes and secured debt totaled $47,661 and $53,649 at December 31, 2022 and 2021, respectively, and accumulated amortization of debt issuance costs totaled $19,791 and $15,800, respectively, and are presented in our consolidated balance sheet as a direct deduction from the associated debt liability. Future amortization of debt issuance costs to be recognized with respect to our loans as of December 31, 2022 are estimated to be $7,169 in 2023, $3,902 in 2024, $2,754 in 2025, $1,956 in 2026, $1,956 in 2027 and $13,535 thereafter.

DEFERRED LEASING COSTS. Deferred leasing costs include capitalized brokerage costs and inducements associated with the successful negotiation of leases. We amortize deferred leasing costs, which are included in depreciation and amortization expense, and inducements, which are included as a reduction in rental income, on a straight line basis over the terms of the respective leases. Deferred leasing costs are included in other assets, net in our consolidated balance sheets. Deferred leasing costs totaled $55,043 and $64,255 at December 31, 2022 and 2021, respectively, and accumulated amortization of deferred leasing costs totaled $15,482 and $17,074 at December 31, 2022 and 2021, respectively. At December 31, 2022, the remaining weighted average amortization period is approximately 8.1 years. Future amortization of deferred leasing costs to be recognized during the current terms of our existing leases as of December 31, 2022, are estimated to be $6,652 in 2023, $5,840 in 2024, $5,379 in 2025, $4,805 in 2026, $3,781 in 2027 and $13,104 thereafter.

REVENUE RECOGNITION. We are a lessor of medical office and life science properties, senior living communities and other healthcare related properties. Our leases provide our tenants with the contractual right to use and economically benefit from all of the premises demised under the leases; therefore, we have determined to evaluate our leases as lease arrangements.

For leases where we are the lessee, we recognize a right of use asset and a lease liability equal to the present value of the minimum lease payments with rental payments being applied to the lease liability and the right of use asset being amortized over the term of the lease. The right of use asset and related lease liability are included within other assets, net and other liabilities, respectively, within our consolidated balance sheets. In addition, we lease equipment at certain of our managed senior living communities. These leases are short term in nature, are cancelable with no fee or do not result in an annual expense in excess of our capitalization policy and, as a result, will not be recorded on our consolidated balance sheets.

Our leases provide for base rent payments and in addition may include variable payments. Rental income from operating leases, including any payments derived by index or market based indices, is recognized on a straight line basis over the lease term when we have determined that the collectability of substantially all of the lease payments is probable. Some of our leases have options to extend or terminate the lease exercisable at the option of our tenants, which are considered when determining the lease term. We do not include in our measurement of our lease receivables certain variable payments, including changes in the index or market based indices after the inception of the lease, certain tenant reimbursements and other income until the specific events that trigger the variable payments have occurred.

Certain of our leases contain non-lease components, such as property level operating expenses and capital expenditures reimbursed by our tenants as well as other required lease payments. We have determined that all of our leases qualify for the practical expedient to not separate the lease and non-lease components because (i) the lease components are operating leases and (ii) the timing and pattern of recognition of the non-lease components are the same as those of the lease components. We apply Codification Topic 842, *Leases,*

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 2. Summary of Significant Accounting Policies (Continued)

to the combined component. Income derived by our leases is recorded in rental income in our consolidated statements of comprehensive income (loss).

Certain tenants are obligated to pay directly their obligations under their leases for insurance, real estate taxes and certain other expenses. These obligations, which have been assumed by the tenants under the terms of their respective leases, are not reflected in our consolidated financial statements. To the extent any tenant responsible for any such obligations under the applicable lease defaults on such lease or if it is deemed probable that the tenant will fail to pay for such obligations, we would record a liability for such obligations.

For the years ended December 31, 2022, 2021 and 2020, we recognized the rental income from our operating leases on a straight line basis over the term of each lease agreement. We recognized percentage rents when realizable and earned, which was generally during the fourth quarter of the year. For the years ended December 31, 2022, 2021 and 2020, percentage rents earned aggregated $2,978, $1,993 and $2,144, respectively.

As of December 31, 2022, we owned 237 senior living communities that are managed by third party managers for our account. We derive our revenues at these managed senior living communities primarily from services our managers provide to residents on our behalf and we record revenues when the services are provided. We use the TRS structure authorized by the REIT Investment Diversification and Empowerment Act for nearly all of our managed senior living communities.

Under the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, the U.S. Department of Health and Human Services established a Provider Relief Fund. Subsequently, the American Rescue Plan Act, or ARPA, was enacted. Retention and use of the funds received under the CARES Act and ARPA are subject to certain terms and conditions. The terms and conditions require that the funds be utilized to compensate for lost revenues that are attributable to the COVID-19 pandemic and for eligible costs to prevent, prepare for and respond to the COVID-19 pandemic that are not covered by other sources. Further, fund recipients are required to be participating in Medicare at the time of distribution and are subject to certain other terms and conditions, including quarterly reporting requirements. In addition, fund recipients are required to have billed Medicare during 2019 and to continue to provide care after January 31, 2020 for diagnosis, testing or care for individuals with possible or actual COVID-19 cases. Any funds not used in accordance with the terms and conditions must be returned. We recognize income from government grants on a systematic and rational basis over the period in which we recognize the related expenses or loss of revenues for which the grants are intended to compensate when there is reasonable assurance that we will comply with the applicable terms and conditions of the grant and there is reasonable assurance that the grant will be received. During the years ended December 31, 2022, 2021 and 2020, we received $605, $20,800 and $19,961, respectively, in funds to be used to support the operations of our managed senior living communities; we have currently determined that $4,327, $19,554 and $17,485, of such funds meet the required terms and conditions. We have recognized $4,327, $19,554 and $17,485 as interest and other income in our consolidated statements of comprehensive income (loss) with respect to our SHOP segment for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we have recognized all funds and no amount remained in other liabilities in our consolidated balance sheet. As of December 31, 2021 and 2020, we had not recognized $3,722 and $2,476, respectively, of funds and included these amounts in other liabilities in our consolidated balance sheets.

PER COMMON SHARE AMOUNTS. We calculate basic earnings per common share by dividing net income (loss) by the weighted average number of our common shares of beneficial interest, $.01 par value, or our common shares, outstanding during the period. We calculate diluted earnings per common share using the more dilutive of the two class method or the treasury stock method. Unvested share awards and other potentially dilutive common shares and the related impact on earnings, are considered when calculating diluted earnings per share.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 2. Summary of Significant Accounting Policies (Continued)

INCOME TAXES. We have elected to be taxed as a REIT under the United States Internal Revenue Code of 1986, as amended, and as such are generally not subject to federal and most state income taxation on our operating income provided we distribute our taxable income to our shareholders and meet certain organization and operating requirements. We do, however, lease our managed senior living communities to our wholly owned TRSs that, unlike most of our subsidiaries, file a separate consolidated federal corporate income tax return and are subject to federal and state income taxes. Our consolidated income tax provision includes the income tax provision related to the operations of our TRSs and certain state income taxes we incur despite our taxation as a REIT.

The Income Taxes Topic of the Codification prescribes how we should recognize, measure and present in our financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Tax benefits are recognized to the extent that it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that has a greater than 50% likelihood of being realized upon settlement. We classify interest and penalties related to uncertain tax positions, if any, in our financial statements as a component of general and administrative expense.

USE OF ESTIMATES. Preparation of these financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires us to make estimates and assumptions that may affect the amounts reported in these consolidated financial statements and related notes. The actual results could differ from these estimates. Significant estimates in the consolidated financial statements include purchase price allocations, useful lives of fixed assets and assessment of impairment of real estate and the related intangibles.

SEGMENT REPORTING. As of December 31, 2022, we operate in, and report financial information for, the following two segments: our portfolio of medical office and life science properties, or our Office Portfolio, and SHOP. We aggregate each of these two reporting segments based on their similar operating and economic characteristics. See Note 12 for further information regarding our reportable operating segments.

Note 3. Real Estate Investments

Our real estate properties, excluding those classified as held for sale, if any, consisted of land of $668,918 and buildings and improvements of $6,023,625 as of December 31, 2022, and land of $741,501 and buildings and improvements of $6,072,055 as of December 31, 2021. Accumulated depreciation was $1,640,094 and $188,258 for buildings and improvements, respectively, as of December 31, 2022, and $1,587,573 and $150,234 for buildings and improvements, respectively, as of December 31, 2021.

Our portfolio as of December 31, 2022 includes: 105 medical office and life science properties with approximately 8.8 million rentable square feet; 264 senior living communities, including independent living (including active adult), assisted living, memory care and skilled nursing facilities, or SNFs, with 27,408 living units; and 10 wellness centers with approximately 812,000 square feet of interior space plus outdoor developed facilities.

We have accounted for our 2022 acquisition as an acquisition of assets. We funded this acquisition using cash on hand.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 3. Real Estate Investments (Continued)

Joint Venture Activities:

As of December 31, 2022, we had equity investments in joint ventures as follows:

Joint Venture	DHC Ownership	DHC Carrying Value of Investment at December 31, 2022	Number of Properties	Location	Square Feet
Seaport Innovation LLC	10%	$104,697	1	MA	1,134,479
The LSMD Fund REIT LLC	20%	50,780	10	CA, MA, NY, TX, WA	1,068,763
		$155,477	11		2,203,242

The following table provides a summary of the mortgage debts of these joint ventures:

Joint Venture	Coupon Rate	Maturity Date	Principal Balance at December 31, 2022(1)
Mortgage Notes Payable (secured by one property in Massachusetts)(2)	3.53%	8/6/2026	$ 620,000
Mortgage Notes Payable (secured by nine properties in five states)	3.46%	2/11/2032	189,800
Mortgage Notes Payable (secured by one property in California)(3)	5.90%	2/9/2024	266,825
Weighted Average / Total	4.10%		$1,076,625

(1) Amounts are not adjusted for our minority equity interest.

(2) Following the deconsolidation in December 2021 of the net assets of the Seaport JV, we no longer include this $620,000 of secured debt financing in our consolidated balance sheet; however, we continue to provide certain guaranties on this debt.

(3) The maturity date of February 9, 2024 is subject to three, one year extension options and requires interest to be paid at an annual rate based on the secured overnight financing rate, or SOFR, plus a premium of 1.90%. The interest rate is as of December 31, 2022. This joint venture has also purchased an interest rate cap through February 2024 with a SOFR strike rate equal to 4.00%.

In March 2017, we entered into the Seaport JV with an institutional investor. The investor owned a 45% equity interest in the joint venture, and we owned the remaining 55% equity interest in the joint venture. We determined that, while we owned a 55% equity interest in this joint venture, this joint venture was a VIE as defined under the Consolidation Topic of the Financial Accounting Standards Board Codification. We concluded that we must consolidate this VIE, and we did so, until we sold an additional 35% equity interest in the joint venture in December 2021. We reached this determination because we were the entity with the power to direct the activities that most significantly impacted the VIE's economic performance and we had the obligation to absorb losses of, and the right to receive benefits from, the VIE that could be significant to the VIE, and therefore were the primary beneficiary of the VIE. The joint venture investor's interest in this consolidated entity was reflected as noncontrolling interest in our consolidated financial statements.

In December 2021, we sold an additional 35% equity interest from our then remaining 55% equity interest in the Seaport JV to another third party institutional investor for $378,000, before closing costs and other adjustments. Effective as of the date of the sale, we deconsolidated the net assets of this joint

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 3. Real Estate Investments (Continued)

venture and recognized a net gain on sale of $461,434 related to this transaction during the year ended December 31, 2021, which is included in gain on sale of properties in our consolidated statements of comprehensive income (loss). After giving effect to the sale, we owned a 20% equity interest in this joint venture, but determined that we were no longer the primary beneficiary. Effective as of the date of the sale, we deconsolidated this joint venture and we now account for this joint venture using the equity method of accounting under the fair value option. Prior to the deconsolidation of the net assets of this joint venture, the joint venture investor's interest in this consolidated entity was reflected as noncontrolling interest in our consolidated financial statements. In June 2022, we sold an additional 10% equity interest from our then remaining 20% equity interest in the Seaport JV to an existing joint venture investor for $108,000, before closing costs and other adjustments. We received net proceeds of $108,424 from this transaction, which included working capital prorations and formation costs. We recognized a net loss on sale of $1,428 related to this transaction during the year ended December 31, 2022, which is included in gain on sale of properties in our consolidated statements of comprehensive income (loss). After giving effect to these sales, we continue to own a 10% equity interest in this joint venture. Our initial investment amount was based on a property valuation of $1,700,000, less $620,000 of existing mortgage debts on the property that this joint venture assumed. See Note 10 for more information regarding the valuation of our investment in this joint venture.

In January 2022, we entered into the LSMD JV with two unrelated third party institutional investors. We sold equity interests in this joint venture to those investors for aggregate proceeds, before closing costs and other adjustments, of approximately $653,300. We deconsolidated the net assets of these properties effective as of the date of the sale and recognized a net gain on sale of $322,468 related to this transaction during the year ended December 31, 2022, which is included in gain on sale of properties in our consolidated statements of comprehensive income (loss). The equity interests that the investors acquired from us equaled 41% and 39%, respectively, of the total equity interests in the joint venture and we retained a 20% equity interest in the joint venture. Following the sale, we account for this joint venture using the equity method of accounting under the fair value option. The initial investment amounts were based upon a property valuation of approximately $702,500, less approximately $456,600 of secured debt on the properties incurred by this joint venture. See Note 10 for more information regarding the valuation of our investment in this joint venture.

Acquisitions:

The table below represents the purchase price allocations (including net closing adjustments) of acquisitions for the years ended December 31, 2022, 2021 and 2020:

Date	Location	Type of Property	Number of Properties	Square Feet	Cash Paid[1]	Land	Buildings and Improvements	Acquired Real Estate Leases
Acquisitions during the year ended December 31, 2022:								
July 2022	California	Life Science	1	88,508	$75,105	$15,774	$45,249	$14,082

Acquisitions during the year ended December 31, 2021:

We did not acquire any properties during the year ended December 31, 2021.

Acquisitions during the year ended December 31, 2020:

We did not acquire any properties during the year ended December 31, 2020.

---

(1) Cash paid includes closing costs.

In January 2020, we acquired a vacant land parcel adjacent to a life science property we own located in Tempe, Arizona for $2,600, excluding acquisition costs.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 3. Real Estate Investments (Continued)

Impairment:

We regularly evaluate our assets for indicators of impairment. Impairment indicators may include declining tenant or resident occupancy, weak or declining profitability from the property, decreasing tenant cash flows or liquidity, our decision to dispose of an asset before the end of its estimated useful life, and legislative, market or industry changes that could permanently reduce the value of an asset. If indicators of impairment are present, we evaluate the carrying value of the affected assets by comparing it to the expected future undiscounted cash flows to be generated from those assets. The future cash flows are subjective and are based in part on assumptions regarding hold periods, market rents and terminal capitalization rates. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the asset to its estimated fair value.

During 2022, no impairment charges were recorded on held and used properties.

During 2021, we recorded a reversal of impairment charges of $174 related to the estimated costs to sell 10 senior living communities that were classified as held for sale in our consolidated balance sheet as of December 31, 2020 and changed the status of those communities from held for sale to held and used as of March 31, 2021. These impairment charges, in aggregate, are included in impairment of assets in our consolidated statements of comprehensive income (loss).

During 2020, we recorded impairment charges of $98,414 to adjust the carrying values of 28 senior living communities to their aggregate estimated fair value. These 28 senior living communities included nine senior living communities which we sold in 2020, seven senior living communities which we closed in 2020 and three of which we sold in February 2023, and 10 senior living communities which were classified as held for sale in our consolidated balance sheet as of December 31, 2020. During 2020, we also recorded impairment charges of $8,558 to adjust the carrying value of seven medical office properties to their estimated fair value. We sold four of these medical office properties in 2020. One of these medical office properties was classified as held for sale in our consolidated balance sheet as of December 31, 2020 and sold in February 2021. These impairment charges, in aggregate, are included in impairment of assets in our consolidated statements of comprehensive income (loss).

Dispositions:

During the year ended December 31, 2022, we did not dispose of any properties, and during the years ended December 31, 2021 and 2020, we sold five and 27 properties, respectively, for aggregate sales prices of $104,500 and $152,893, respectively, excluding closing costs, as presented in the table below. The sales of these properties do not represent significant dispositions, individually or in the aggregate, and we do not believe these sales represent a strategic shift in our business. As a result, the results of operations for these properties are included in continuing operations through the date of sale of such properties in our consolidated statements of comprehensive income (loss).

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 3. Real Estate Investments (Continued)

Date of Sale	Location	Type of Property	Number of Properties	Square Feet or Number of Units	Sales Price(1)	Gain (loss) on Sale
Dispositions during the year ended December 31, 2022:						
We did not dispose of any properties during the year ended December 31, 2022.						
Dispositions during the year ended December 31, 2021:						
February 2021	Pennsylvania	Medical Office	1	92,000 sq. ft.	$ 9,000	$ (122)
April 2021	Florida	Life Science / Medical Office	4	263,656 sq. ft.	95,500	30,760
			5		$104,500	$30,638
Dispositions during the year ended December 31, 2020:						
January 2020	Louisiana	Medical Office	6	40,575 sq. ft.	$ 5,925	$ (81)
February 2020	Pennsylvania	Medical Office	1	50,000 sq. ft.	2,900	—
March 2020	Texas	Medical Office	1	70,229 sq. ft.	8,779	2,863
April 2020(2)	California	IL / AL	3	599 units	47,000	(256)
June 2020	South Carolina	Medical Office	1	49,242 sq. ft.	3,550	—
July 2020	Texas	Medical Office	1	6,849 sq. ft.	2,072	(30)
July 2020	Connecticut	Medical Office	1	32,162 sq. ft.	625	(25)
August 2020(2)	Mississippi	AL	2	116 units	2,500	(42)
September 2020	Mississippi	Medical Office	1	78,747 sq. ft.	7,250	(114)
October 2020	Various	AL	3	239 units	46,000	4,292
November 2020(2)	Nebraska	AL	1	131 units	3,000	(26)
December 2020	New York	Medical Office	1	64,060 sq. ft.	3,875	(273)
December 2020	Ohio	Life Science	2	232,016 sq. ft.	7,917	257
December 2020(2)	Wisconsin	SNF / AL	3	537 units	11,500	(303)
			27		$152,893	$ 6,262

(1) Sales price excludes closing costs.

(2) These senior living communities were previously operated by Five Star.

We classify all properties as held for sale in our consolidated balance sheets that meet the applicable criteria for that treatment as set forth in the Property, Plant and Equipment Topic of the Codification. As of December 31, 2022, we had one closed senior living community classified as held for sale. As of December 31, 2021, we had no properties classified as held for sale.

In February 2023, we sold three closed senior living communities, including the community classified as held for sale as of December 31, 2022, for an aggregate sales price of $2,800, excluding closing costs.

Investments and Capital Expenditures:

During 2022, we committed $22,911 for leasing related costs related to 0.9 million square feet of leases executed at our medical office and life science properties. During 2021, we committed $97,520 for leasing related costs related to 2.6 million square feet of leases executed at our medical office and life science properties.

Committed and unspent tenant related obligations based on executed leases as of December 31, 2022 and 2021 were $39,314 and $76,573, respectively.

Other:

In September 2022, certain of our managed senior living communities located in Florida experienced hurricane related damage. We carry comprehensive property, casualty, flood and business interruption

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 3. Real Estate Investments (Continued)

insurances that we anticipate will cover our losses at these senior living communities, subject to a deductible. During the year ended December 31, 2022, we incurred total losses of $11,253 related to the property damage sustained and deductible incurred. For the year ended December 31, 2022, we recognized a loss of $7,635 for the involuntary conversion of nonmonetary assets and wrote off a portion of the net book value of the damaged assets and included this amount in our consolidated statements of comprehensive income (loss). As of December 31, 2022, we received $14,466 in cash from our insurance provider, and as such, we have recovered the total losses of $11,253 incurred during the year ended December 31, 2022. The loss of $7,635 for the involuntary conversion of nonmonetary assets, recovery of those $7,635 in losses and the deductible of $3,618 are included in property operating expenses in our consolidated statements of comprehensive income (loss). We received $3,213 in cash in excess of our losses, which is included in other liabilities in our consolidated balance sheets.

Note 4. Leases

We are a lessor of medical office and life science properties, senior living communities and other healthcare related properties. Our leases provide our tenants with the contractual right to use and economically benefit from all of the premises demised under the leases; therefore, we have determined to evaluate our leases as lease arrangements.

Our leases provide for base rent payments and, in addition, may include variable payments. Rental income from operating leases, including any payments derived by index or market based indices, is recognized on a straight line basis over the lease term when we have determined that the collectability of substantially all of the lease payments is probable. Some of our leases have options to extend or terminate the lease exercisable at the option of our tenants, which are considered when determining the lease term.

We increased rental income to record revenue on a straight line basis by $8,916, $5,846 and $6,069 for the years ended December 31, 2022, 2021 and 2020, respectively. Rents receivable, excluding receivables related to our properties classified as held for sale, if any, include $76,363 and $82,131 of straight line rent receivables at December 31, 2022 and 2021, respectively, and are included in other assets, net in our consolidated balance sheets.

We do not include in our measurement of our lease receivables certain variable payments, including changes in the index or market based indices after the inception of the lease, certain tenant reimbursements and other income until the specific events that trigger the variable payments have occurred. Such payments totaled $47,669, $74,860 and $77,599 for the years ended December 31, 2022, 2021 and 2020, respectively, of which tenant reimbursements totaled $44,470, $72,690 and $75,378, respectively.

The following table presents our operating lease maturity analysis, excluding lease payments from properties classified as held for sale, if any, as of December 31, 2022:

Year	Amount
2023	$ 194,662
2024	182,337
2025	168,690
2026	158,344
2027	137,147
Thereafter	602,571
Total	$1,443,751

Right of Use Asset and Lease Liability. For leases where we are the lessee, we recognized a right of use asset and a lease liability equal to the present value of the minimum lease payments with rental payments

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 4. Leases (Continued)

being applied to the lease liability and the right of use asset being amortized over the term of the lease. The values of the right of use assets and related liabilities representing our future obligation under the respective lease arrangements for which we are the lessee were $26,508 and $26,889, respectively, as of December 31, 2022, and $4,153 and $4,352, respectively, as of December 31, 2021. The right of use assets and related lease liabilities are included within other assets, net and other liabilities, respectively, within our consolidated balance sheets. In addition, we lease equipment at certain of our managed senior living communities. These leases are short term in nature, are cancelable with no fee or do not result in an annual expense in excess of our capitalization policy and, as a result, are not recorded on our consolidated balance sheets.

Note 5. Shareholders' Equity

We have common shares available for issuance under the terms of our equity compensation plan adopted in 2012, as amended, or the 2012 Plan. During the years ended December 31, 2022, 2021 and 2020, we awarded to our officers and other employees of The RMR Group LLC, or RMR, annual share awards of 707,000, 718,000 and 360,000 of our common shares, respectively, valued at $919, $2,448 and $1,357, in aggregate, respectively. In accordance with our Trustee compensation arrangements, we also awarded each of our then Trustees 20,000 common shares with an aggregate value of $300 ($43 per Trustee), 20,000 common shares with an aggregate value of $444 ($74 per Trustee) and 10,000 common shares with an aggregate value of $176 ($29 per Trustee) in 2022, 2021 and 2020, respectively. The values of the share awards were based upon the closing price of our common shares trading on The Nasdaq Stock Market LLC, or Nasdaq, on the dates of awards. The common shares awarded to our Trustees vested immediately. The common shares awarded to our officers and certain other employees of RMR (in those capacities) vest in five equal annual installments beginning on the date of award. We include the value of awarded shares in general and administrative expenses in our consolidated statements of comprehensive income (loss) ratably over the vesting period. At December 31, 2022, 2,667,253 of our common shares remain available for issuance under the 2012 Plan.

A summary of shares awarded, forfeited, vested and unvested under the terms of the 2012 Plan from January 1, 2020 to December 31, 2022 is as follows:

	Number of Shares	Weighted Average Award Date Fair Value
Unvested shares at December 31, 2019	227,340	$12.52
Shares awarded in 2020	420,000	$ 3.65
Shares vested / forfeited in 2020	(212,790)	$ 7.04
Unvested shares at December 31, 2020	434,550	$ 6.15
Shares awarded in 2021	838,000	$ 3.45
Shares vested / forfeited in 2021	(426,930)	$ 4.98
Unvested shares at December 31, 2021	845,620	$ 4.07
Shares awarded in 2022	847,000	$ 1.44
Shares vested / forfeited in 2022	(576,620)	$ 3.24
Unvested shares at December 31, 2022	1,116,000	$ 2.50

The 1,116,000 unvested shares as of December 31, 2022 are scheduled to vest as follows: 374,800 shares in 2023, 329,400 shares in 2024, 270,400 shares in 2025 and 141,400 shares in 2026. As of December 31, 2022, the estimated future compensation for the unvested shares was $2,424 based on the adjusted award date fair value of these shares. At December 31, 2022, the weighted average period over which the compensation

DIVERSIFIED HEALTHCARE TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollar amounts in thousands, except per share data or as otherwise stated)

Note 5. Shareholders' Equity (Continued)

expense will be recorded is approximately 1.9 years. We recorded share based compensation expense of $1,733 in 2022, $1,960 in 2021 and $1,568 in 2020. We recognize forfeitures as they occur.

During 2022, 2021 and 2020, we purchased an aggregate of 133,752, 109,384 and 47,375, respectively, of our common shares from certain of our Trustees and officers and certain other current and former officers and employees of RMR in satisfaction of tax withholding and payment obligations in connection with the vesting of awards of our common shares. See Note 8 for further information regarding these purchases.

A summary of cash distributions paid to common shareholders, for federal income tax purposes, as are follows for the periods presented:

Year	Annual Per Share Distribution	Total Distribution	Characterization of Distribution		
			Ordinary Income	Capital Gain	Return of Capital
2022	$0.04	$ 9,568	—%	14.0%	86.0%
2021	$0.04	$ 9,540	—%	100.0%	—%
2020	$0.18	$42,825	—%	—%	100.0%

On January 12, 2023, we declared a quarterly distribution to common shareholders of record on January 23, 2023 of $0.01 per share, or approximately $2,397 in aggregate. We paid this distribution on February 16, 2023, using cash on hand.

As described in Note 6, pursuant to the 2020 Restructuring Transaction, on January 1, 2020, AlerisLife issued an aggregate of 16,118,849 common shares, with an aggregate value of $59,801, to our shareholders of record as of December 13, 2019. We recorded this issuance as a non-cash distribution in our consolidated financial statements.

Note 6. Senior Living Community Management Agreements

Restructuring our Business Arrangements with Five Star

The Transaction Agreement with Five Star. Pursuant to the Transaction Agreement, effective January 1, 2020, or the Conversion Time:

- our previously existing master leases with Five Star for all of our senior living communities that Five Star leased, as well as our previously existing management agreements and pooling agreements with Five Star for our senior living communities that Five Star managed, were terminated and replaced with new management agreements and a related omnibus agreement, which agreements were subsequently replaced in June 2021, as described below;

- AlerisLife issued to us 10,268,158 of its common shares and an aggregate of approximately 16,118,849 to our shareholders of record as of December 13, 2019;

- as consideration for these share issuances, we provided Five Star with $75,000 of additional consideration by assuming certain of Five Star's working capital liabilities and making cash payments to Five Star, resulting in a gain on lease termination of $22,896 for the year ended December 31, 2020 in our consolidated statements of comprehensive income (loss); and

- pursuant to a guaranty agreement dated as of January 1, 2020 and amended and restated on June 9, 2021, made by AlerisLife in favor of our applicable subsidiaries, AlerisLife has guaranteed the payment and performance of each of its applicable subsidiary's obligations under our applicable management agreements with Five Star.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 6. Senior Living Community Management Agreements (Continued)

2021 Amendments to our Management Arrangements with Five Star. On June 9, 2021, we and Five Star amended our management arrangements. The principal changes to the management arrangements included:

- that Five Star agreed to cooperate with us in transitioning 108 of our senior living communities with approximately 7,500 living units to other third party managers without our payment of any termination fee to Five Star;
- that we no longer have the right to sell up to an additional $682,000 of senior living communities currently managed by Five Star and terminate Five Star's management of those communities without our payment of a fee to Five Star upon sale;
- that Five Star is continuing to manage 119 of the 120 of our senior living communities that were included as part of the management arrangements (the management for one active adult community was terminated by mutual agreement effective October 31, 2022), and that the skilled nursing units in all of our continuing care retirement communities that Five Star is continuing to manage, which then included approximately 1,500 living units, were closed and are being evaluated and repositioned;
- that beginning in 2025, we will have the right to terminate up to 10% of the senior living communities that Five Star is continuing to manage, based on total revenues per year for failure to meet 80% of a target earnings before interest, taxes, depreciation and amortization, or EBITDA, for the applicable period;
- that the incentive fee that Five Star may earn in any calendar year for the senior living communities that Five Star is continuing to manage is no longer subject to a cap and that any senior living communities that are undergoing a major renovation or repositioning are excluded from the calculation of the incentive fee;
- that RMR will oversee any major renovation or repositioning activities at the senior living communities that Five Star is continuing to manage; and
- that the term of our management agreements with Five Star for our senior living communities that Five Star is continuing to manage was extended by two years to December 31, 2036.

Pursuant to these changes, we and Five Star entered into an amended and restated master management agreement, or the Master Management Agreement, for the senior living communities that Five Star is continuing to manage. These agreements replaced our prior master leases and management and pooling agreements with Five Star. In addition, AlerisLife delivered to us a related amended and restated guaranty agreement pursuant to which AlerisLife is continuing to guarantee the payment and performance of its subsidiaries' obligations under the applicable management agreements.

Pursuant to the Master Management Agreement, Five Star receives a management fee equal to 5% of the gross revenues realized at the applicable senior living communities plus reimbursement for its direct costs and expenses related to such communities. Commencing with the calendar year 2021, Five Star may receive an annual incentive fee equal to 15% of the amount by which the annual EBITDA of all communities on a combined basis exceeds the target EBITDA for all communities on a combined basis for such calendar year. The target EBITDA for those communities on a combined basis is increased annually based on the greater of the annual increase of the consumer price index, or CPI, or 2%, plus 6% of any capital investments funded at the managed communities on a combined basis in excess of the target capital investment. Unless otherwise agreed, the target capital investment increases annually based on the greater of the annual increase of CPI or 2%. Any senior living communities that are undergoing a major renovation or repositioning are excluded from the calculation of the incentive fee.

The Master Management Agreement expires in 2036, subject to Five Star's right to extend for two consecutive five year terms if Five Star achieves certain performance targets for the combined managed

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 6. Senior Living Community Management Agreements (Continued)

communities portfolio, unless earlier terminated. Pursuant to the Master Management Agreement, beginning in 2025, we have the right to terminate up to 10% of the senior living communities that Five Star is continuing to manage, based on total revenues per year for failure to meet 80% of a target EBITDA for the applicable period.

In 2021, we completed the transition of 107 of the 108 senior living communities, containing 7,340 living units, from Five Star to other third party managers. The remaining senior living community was closed in February 2022 and we are assessing opportunities to redevelop that property. We continue to lease our senior living communities that have been transitioned to other managers to our TRSs. We incurred costs related to retention and other transition costs for these communities. We recorded $2,096 and $17,363 for the years ended December 31, 2022 and 2021, respectively, of these costs to acquisition and certain other transaction related costs in our consolidated statements of comprehensive income (loss).

Our Senior Living Communities Managed by Five Star. Five Star managed 119, 120 and 235 of our senior living communities as of December 31, 2022, 2021 and 2020, respectively. We lease our senior living communities that are managed by Five Star to our TRSs, and Five Star manages these communities pursuant to long term management agreements. Effective October 31, 2022, Five Star ceased managing an active adult community we own located in Plano, TX, and RMR assumed management of that community pursuant to our property management agreement with RMR. We paid Five Star a termination fee of $350 in connection with the termination of Five Star's management of this community. As described above, pursuant to the Transaction Agreement, effective January 1, 2020, we replaced our long term management and pooling agreements with Five Star with new management agreements and a related omnibus agreement, which agreements were subsequently replaced in June 2021 with the Master Management Agreement, the terms of which are described above.

We incurred management fees payable to Five Star of $37,037, $47,479 and $62,880 for the years ended December 31, 2022, 2021 and 2020, respectively. For the years ended December 31, 2022, 2021 and 2020, $33,737, $43,864 and $60,413, respectively, of the total management fees were expensed to property operating expenses in our consolidated statements of comprehensive income (loss) and $3,300, $3,615 and $2,467, respectively, were capitalized in our consolidated balance sheets. The amounts capitalized are being depreciated over the estimated useful lives of the related capital assets.

In addition to providing management services to us, Five Star also provides certain other services to residents at some of the senior living communities it manages for us, such as rehabilitation services. At senior living communities Five Star manages for us where Five Star provides rehabilitation services on an outpatient basis, the residents, third party payers or government programs pay Five Star for those rehabilitation services. At senior living communities Five Star manages for us where Five Star provides both inpatient and outpatient rehabilitation services, we generally pay Five Star for those rehabilitation services and charges for these services are included in amounts charged to residents, third party payers or government programs. We incurred fees of $6,289, $11,233 and $25,687 for the years ended December 31, 2022, 2021 and 2020, respectively, with respect to rehabilitation services Five Star provided at our senior living communities that are payable by us. These amounts are included in property operating expenses in our consolidated statements of comprehensive income (loss).

As a result of routine monitoring protocols that are a part of Five Star's compliance program activities related to Medicare billing, Five Star discovered potentially inadequate documentation at one of our senior living communities that Five Star manages. This monitoring was not initiated in response to any specific complaint or allegation but rather was of the type that Five Star periodically undertakes to test its compliance with applicable Medicare billing rules. We and Five Star voluntarily disclosed this matter to the United States Department of Health and Human Services, Office of the Inspector General, or the OIG, pursuant to the OIG's Provider Self-Disclosure Protocol. In January 2021, we and Five Star settled this matter with the OIG and we agreed to pay approximately $5,763 in exchange for a customary release, but we and Five Star

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 6. Senior Living Community Management Agreements (Continued)

did not admit any liability. We paid that amount to the OIG in January 2021. Five Star refunded to us $115 of management fees it previously received relating to the Medicare payments we refunded to the OIG. With respect to this settlement amount, we accrued a revenue reserve of $3,842 at December 31, 2020 for historical Medicare payments we received and agreed to repay to the OIG and we recorded expenses of $1,921 for the year ended December 31, 2020 for OIG-imposed penalties.

Since January 1, 2020, we sold certain senior living communities that were then managed by Five Star. We and Five Star terminated our management agreements for these senior living communities in connection with these sales. See Note 3 for further information regarding these sales.

We lease to Five Star space at certain of our senior living communities, which it uses to provide certain outpatient rehabilitation and wellness services.

Our Senior Living Communities Managed by Other Third Party Managers. As of December 31, 2022 and 2021, respectively, our other third party managers managed 111 and 107 of our senior living communities. The terms of the management agreements with the other third party managers are generally as follows: the other third party managers will receive a management fee equal to 5% to 6% of the gross revenues realized at the applicable senior living communities plus reimbursement for direct costs and expenses related to such communities. These agreements generally also provide for the other third party managers to earn a minimum base fee for a portion of the term of the agreement. Additionally, the other third party managers have the ability to earn incentive fees equal to 15% to 25% of the amount by which EBITDA of the applicable communities exceeds the target EBITDA for the applicable communities. The other third party managers can also earn a construction supervision fee ranging between 3% and 5% of construction costs.

The initial terms of the management agreements with the other third party managers are generally five years, subject to automatic extensions of successive terms of two years each unless earlier terminated or timely notice of nonrenewal is delivered. The management agreements with the other third party managers also generally provide us with the right to terminate the management agreements for communities that do not earn 70% to 80% of the target EBITDA for such communities, after an agreed upon stabilized period.

We incurred management fees payable to our other third party managers of $20,739 and $6,239 for the years ended December 31, 2022 and 2021, respectively. These amounts are included in property operating expenses in our consolidated financial statements.

The following table presents residents fees and services revenue from all of our managed senior living communities disaggregated by the type of contract and payer:

	Year Ended December 31,		
Revenue from contracts with customers:	**2022**	**2021**	**2020**
Basic housing and support services	$ 806,500	$750,644	$ 856,687
Medicare and Medicaid programs	82,106	98,273	173,878
Private pay and other third party payer SNF services	134,220	125,706	174,246
Total residents fees and services	$1,022,826	$974,623	$1,204,811

Note 7. Business and Property Management Agreements with RMR

We have no employees. The personnel and various services we require to operate our business are provided to us by RMR. We have two agreements with RMR to provide management services to us: (1) a business management agreement, which relates to our business generally; and (2) a property management agreement, which relates to the property level operations of many of our properties, including our medical office and life science properties, and major renovation or repositioning activities at our senior living

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 7. Business and Property Management Agreements with RMR (Continued)

communities that we may request RMR to manage from time to time. See Note 8 for further information regarding our relationship, agreements and transactions with RMR.

Management Agreements with RMR. Our management agreements with RMR provide for an annual base management fee, an annual incentive management fee and property management and construction supervision fees, payable in cash, among other terms:

- *Base Management Fee*. The annual base management fee payable to RMR by us for each applicable period is equal to the lesser of:
  - the sum of (a) 0.5% of the daily weighted average of the aggregate book value of our real estate assets owned by us or our subsidiaries as of October 12, 1999, or the Transferred Assets, plus (b) 0.7% of the average aggregate historical cost of our real estate investments excluding the Transferred Assets up to $250,000, plus (c) 0.5% of the average aggregate historical cost of our real estate investments excluding the Transferred Assets exceeding $250,000; and
  - the sum of (a) 0.7% of the average closing price per share of our common shares on the stock exchange on which such shares are principally traded during such period, multiplied by the average number of our common shares outstanding during such period, plus the daily weighted average of the aggregate liquidation preference of each class of our preferred shares outstanding during such period, plus the daily weighted average of the aggregate principal amount of our consolidated indebtedness during such period, or, together, our Average Market Capitalization, up to $250,000, plus (b) 0.5% of our Average Market Capitalization exceeding $250,000.

The average aggregate historical cost of our real estate investments includes our consolidated assets invested, directly or indirectly, in equity interests in or loans secured by real estate and personal property owned in connection with such real estate (including acquisition related costs and costs which may be allocated to intangibles or are unallocated), all before reserves for depreciation, amortization, impairment charges or bad debts or other similar non-cash reserves.

- *Incentive Management Fee*. The incentive management fee which may be earned by RMR for an annual period is calculated as follows:
  - An amount, subject to a cap, based on the value of our common shares outstanding, equal to 12.0% of the product of:
    - our equity market capitalization on the last trading day of the year immediately prior to the relevant three year measurement period, and
    - the amount (expressed as a percentage) by which the total return per share, as defined in the business management agreement and further described below, of our common shareholders (i.e., share price appreciation plus dividends) exceeds the total shareholder return of the applicable market index, or the benchmark return per share, for the relevant measurement period. The MSCI U.S. REIT/Health Care REIT Index is the benchmark index for periods on or after August 1, 2021, and the SNL U.S. REIT Healthcare Index is the benchmark index for periods prior to August 1, 2021.

For purposes of the total return per share of our common shareholders, share price appreciation for a measurement period is determined by subtracting (1) the closing price of our common shares on Nasdaq on the last trading day of the year immediately before the first year of the applicable measurement period, or the initial share price, from (2) the average closing price of our common shares on the 10 consecutive trading days having the highest average closing prices during the final 30 trading days in the last year of the measurement period.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 7. Business and Property Management Agreements with RMR (Continued)

- The calculation of the incentive management fee (including the determinations of our equity market capitalization, initial share price and the total return per share of our common shareholders) is subject to adjustments if we issue or repurchase our common shares, or if our common shares are forfeited, during the measurement period.
- No incentive management fee is payable by us unless our total return per share during the measurement period is positive.
- The measurement periods are three year periods ending with the year for which the incentive management fee is being calculated.
- If our total return per share exceeds 12.0% per year in any measurement period, the benchmark return per share is adjusted to be the lesser of the total shareholder return of the applicable market index for such measurement period and 12.0% per year, or the adjusted benchmark return per share. In instances where the adjusted benchmark return per share applies, the incentive management fee will be reduced if our total return per share is between 200 basis points and 500 basis points below the applicable market index in any year, by a low return factor, as defined in the business management agreement, and there will be no incentive management fee paid if, in these instances, our total return per share is more than 500 basis points below the applicable market index in any year, determined on a cumulative basis (i.e. between 200 basis points and 500 basis point per year multiplied by the number of years in the measurement period and below the applicable market index).
- The incentive management fee is subject to a cap. The cap is equal to the value of the number of our common shares which would, after issuance, represent 1.5% of the number of our common shares then outstanding multiplied by the average closing price of our common shares during the 10 consecutive trading days having the highest average closing prices during the final 30 trading days of the relevant measurement period.
- Incentive management fees we paid to RMR for any period may be subject to "clawback" if our financial statements for that period are restated due to material non-compliance with any financial reporting requirements under the securities laws as a result of the bad faith, fraud, willful misconduct or gross negligence of RMR and the amount of the incentive management fee we paid was greater than the amount we would have paid based on the restated financial statements.

Pursuant to our business management agreement with RMR, we recognized net business management fees of $16,646, $23,378 and $20,629 for the years ended December 31, 2022, 2021 and 2020, respectively. The net business management fees we recognized are included in general and administrative expenses in our consolidated statements of comprehensive income (loss) for these periods. The net business management fees we recognized for the years ended December 31, 2022, 2021 and 2020 reflect a reduction of $2,974, for each of those years for the amortization of the liability we recorded in connection with our former investment in RMR Inc.

We did not recognize an incentive management fee payable to RMR for the years ended December 31, 2022, 2021 or 2020.

- *Property Management and Construction Supervision Fees.* The property management fees payable to RMR by us for each applicable period are equal to 3.0% of gross collected rents and the construction supervision fees payable to RMR by us for each applicable period are equal to 5.0% of construction costs. In connection with our entry into the Master Management Agreement, on June 9, 2021, we and RMR amended our property management agreement to, among other things, provide for RMR's oversight of any major capital projects and repositionings at our senior living communities, including

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 7. Business and Property Management Agreements with RMR (Continued)

our senior living communities which Five Star is continuing to manage, and that RMR receives the same fee previously paid to Five Star for such services, which is equal to 3.0% of the cost of any such major capital project or repositioning.

We recognized aggregate net property management and construction supervision fees of $10,329, $12,504 and $13,802 for the years ended December 31, 2022, 2021 and 2020, respectively. The net property management and construction supervision fees we recognized for the years ended December 31, 2022, 2021 and 2020 reflect a reduction of $797 for each of those years for the amortization of the liability we recorded in connection with our former investment in RMR Inc., as further described in Note 8. For the years ended December 31, 2022, 2021 and 2020, $5,657, $9,684 and $10,084, respectively, of the total property management fees were expensed to property operating expenses in our consolidated statements of comprehensive income (loss) and $4,672, $2,820 and $3,718, respectively, were capitalized as building improvements in our consolidated balance sheets. The amounts capitalized are being depreciated over the estimated useful lives of the related capital assets.

Expense Reimbursement. We are generally responsible for all our operating expenses, including certain expenses incurred or arranged by RMR on our behalf. We are generally not responsible for payment of RMR's employment, office or administrative expenses incurred to provide management services to us, except for the employment and related expenses of RMR's employees assigned to work exclusively or partly at our properties, our share of the wages, benefits and other related costs of RMR's centralized accounting personnel, our share of RMR's costs for providing our internal audit function, or as otherwise agreed. Our property level operating expenses are generally incorporated into the rents charged to our tenants, including certain payroll and related costs incurred by RMR. We reimbursed RMR $12,901, $13,161 and $13,805 for these expenses and costs for the years ended December 31, 2022, 2021 and 2020, respectively. These amounts are included in property operating expenses or general and administrative expenses, as applicable, in our consolidated statements of comprehensive income (loss) for these periods.

Term. Our management agreements with RMR have terms that end on December 31, 2042, and automatically extend on December 31st of each year for an additional year, so that the terms of our management agreements thereafter end on the 20th anniversary of the date of the extension.

Termination Rights. We have the right to terminate one or both of our management agreements with RMR: (i) at any time on 60 days' written notice for convenience, (ii) immediately on written notice for cause, as defined therein, (iii) on written notice given within 60 days after the end of an applicable calendar year for a performance reason, as defined therein, and (iv) by written notice during the 12 months following a change of control of RMR, as defined therein. RMR has the right to terminate the management agreements for good reason, as defined therein.

Termination Fee. If we terminate one or both of our management agreements with RMR for convenience, or if RMR terminates one or both of our management agreements for good reason, we have agreed to pay RMR a termination fee in an amount equal to the sum of the present values of the monthly future fees, as defined therein, for the terminated management agreement(s) for the term that was remaining prior to such termination, which, depending on the time of termination would be between 19 and 20 years. If we terminate one or both of our management agreements with RMR for a performance reason, we have agreed to pay RMR the termination fee calculated as described above, but assuming a 10 year term was remaining prior to the termination. We are not required to pay any termination fee if we terminate our management agreements with RMR for cause or as a result of a change of control of RMR.

Transition Services. RMR has agreed to provide certain transition services to us for 120 days following an applicable termination by us or notice of termination by RMR, including cooperating with us and using commercially reasonable efforts to facilitate the orderly transfer of the management and real

DIVERSIFIED HEALTHCARE TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollar amounts in thousands, except per share data or as otherwise stated)

Note 7. Business and Property Management Agreements with RMR (Continued)

estate investment services provided under our business management agreement and to facilitate the orderly transfer of the management of the managed properties under our property management agreement, as applicable.

Vendors.   Pursuant to our management agreements with RMR, RMR may from time to time negotiate on our behalf with certain third party vendors and suppliers for the procurement of goods and services to us. As part of this arrangement, we may enter agreements with RMR and other companies to which RMR or its subsidiaries provide management services for the purpose of obtaining more favorable terms from such vendors and suppliers.

Investment Opportunities.   Under our business management agreement with RMR, we acknowledge that RMR may engage in other activities or businesses and act as the manager to any other person or entity (including other REITs) even though such person or entity has investment policies and objectives similar to ours and we are not entitled to preferential treatment in receiving information, recommendations and other services from RMR.

Management Agreements between our Joint Ventures and RMR.   We have two separate joint venture arrangements with third party institutional investors, the Seaport JV and the LSMD JV. We own a 10% equity interest in the Seaport JV and a 20% equity interest in the LSMD JV; from January 2022 until June 28, 2022, we owned a 20% equity interest in the Seaport JV. We initially entered into the Seaport JV in March 2017, and we entered into the LSMD JV in January 2022. RMR provides management services to both of these joint ventures. Our joint ventures are not our consolidated subsidiaries and, as a result, we are not obligated to pay management fees to RMR under our management agreements with RMR for the services it provides regarding the joint ventures. Prior to December 23, 2021, the Seaport JV was our consolidated subsidiary and, as such, we were previously obligated to pay management fees to RMR under our management agreements with RMR for the services it provided that joint venture; however, that joint venture paid management fees directly to RMR, and those fees were credited against the fees payable by us to RMR. In addition, we wholly owned the 10 medical office and life science properties included in the LSMD JV until the contribution of these properties to the LSMD JV in January 2022, and we paid management fees to RMR for the management services it provided to us for those properties until the contribution of those properties to the LSMD JV.

Note 8. Related Person Transactions

We have relationships and historical and continuing transactions with AlerisLife (including Five Star), RMR, RMR Inc. and others related to them, including other companies to which RMR or its subsidiaries provide management services and some of which have trustees, directors or officers who are also our Trustees or officers. RMR Inc. is the managing member of RMR. The Chair of our Board of Trustees and one of our Managing Trustees, Adam D. Portnoy, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., is chair of the board, a managing director and the president and chief executive officer of RMR Inc., an officer and employee of RMR and the chair of the board and a managing director of AlerisLife. Jennifer F. Francis, our other Managing Trustee and our President and Chief Executive Officer, and our Chief Financial Officer and Treasurer are also employees and officers of RMR. Jennifer B. Clark, our Secretary and former Managing Trustee, also serves as a managing director and the executive vice president, general counsel and secretary of RMR Inc., an officer and employee of RMR, an officer of ABP Trust and a managing director and secretary of AlerisLife. Certain of AlerisLife's officers are officers and employees of RMR. Some of our Independent Trustees also serve as independent trustees or independent directors of other public companies to which RMR or its subsidiaries provide management services. Adam Portnoy serves as the chair of the board and as a managing director or managing trustee of these companies. Other officers of RMR, including Ms. Clark and certain of our officers, serve as managing trustees, managing directors or officers of certain of these companies. In addition,

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 8. Related Person Transactions (Continued)

officers of RMR and RMR Inc. serve as our officers and officers of other companies to which RMR or its subsidiaries provide management services.

AlerisLife. We are currently AlerisLife's largest stockholder. As of December 31, 2022, we owned 10,691,658 of AlerisLife's common shares, or approximately 31.9% of AlerisLife's outstanding common shares. Five Star is an operating division of AlerisLife. Five Star manages certain of the senior living communities we own pursuant to the Master Management Agreement. RMR provides management services to both us and AlerisLife. AlerisLife participates in our property insurance program for the senior living communities AlerisLife owns. The premiums AlerisLife pays for this coverage are allocated pursuant to a formula based on the profiles of the properties included in the program. See Note 6 for further information regarding our relationships, agreements and transactions with AlerisLife (including Five Star) and Note 10 for further information regarding our investment in AlerisLife.

As of December 31, 2022, ABP Acquisition LLC, a subsidiary of ABP Trust, the controlling shareholder of RMR Inc., together with ABP Trust, owned approximately 6.1% of AlerisLife's outstanding common shares. In February 2023, ABP Acquisition 2 LLC, a subsidiary of ABP Trust, made a tender offer to purchase all of the common shares of AlerisLife, including the 10,691,658 AlerisLife common shares that we own. We have agreed to tender all of our AlerisLife shares at a tender offer price of $1.31 per share. Additionally, we consented, in connection with the tender offer, for AlerisLife to waive the share ownership restrictions set forth in its charter with respect to ABP Acquisition LLC, ABP Acquisition 2 LLC, and certain related persons that prohibit any person or group from acquiring more than 9.8% of the outstanding shares of any class of AlerisLife's stock. We maintain the right, but not the obligation, to purchase, in a single private transaction, on or before December 21, 2023, a number of shares of common stock of the surviving entity constituting a percentage up to 31.9% of the then issued and outstanding shares of the common stock of the surviving entity based on the tender offer price.

In order to effect our distribution of AlerisLife common shares to our shareholders in 2001 and to govern our relations with AlerisLife (including Five Star) thereafter, AlerisLife (including Five Star) entered agreements with us and others, including RMR. Since then, we have entered various leases, management agreements and other agreements with AlerisLife (including Five Star) that include provisions that confirm and modify these undertakings. Among other things, these agreements provide that:

- so long as we remain a REIT, AlerisLife may not waive the share ownership restrictions in its charter that prohibit any person or group from acquiring more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of any class of AlerisLife stock without our consent;
- so long as Five Star is our tenant or manager, AlerisLife will not permit nor take any action that, in our reasonable judgment, might jeopardize our qualification for taxation as a REIT;
- we have the right to terminate our management agreements with Five Star upon the acquisition by a person or group of more than 9.8% of AlerisLife's voting stock or other change in control events, as defined therein affecting AlerisLife, including the adoption of any shareholder proposal (other than a precatory proposal) or the election to AlerisLife's board of directors of any individual, if such proposal or individual was not approved, nominated or appointed, as the case may be, by a majority of AlerisLife's directors in office immediately prior to the making of such proposal or the nomination or appointment of such individual; and
- so long as Five Star is our tenant or manager or has a business management agreement with RMR, AlerisLife will not acquire or finance any real estate of a type then owned or financed by us or any other company managed by RMR without first giving us or such company managed by RMR, as applicable, the opportunity to acquire or finance that real estate.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 8. Related Person Transactions (Continued)

See Note 6 for further information regarding our relationships, agreements and transactions with AlerisLife (including Five Star).

Our Manager, RMR. We have two agreements with RMR to provide management services to us: (1) a business management agreement, which relates to our business generally; and (2) a property management agreement, which relates to the property level operations of many of our properties, including our medical office and life science properties, and major renovation or repositioning activities at our senior living communities that we may request RMR to manage from time to time. See Note 7 for further information regarding our management agreements with RMR.

Our Joint Ventures. As of December 31, 2022, in connection with our entering into the LSMD JV in January 2022, we paid mortgage escrow amounts and closing costs of $8,715 that were payable by that joint venture. Those costs are included in other assets, net, in our consolidated balance sheet. RMR provides management services to each of the Seaport JV and the LSMD JV. See Note 7 for further information regarding those management agreements with RMR.

Leases with RMR. We lease office space to RMR in certain of our properties for RMR's property management offices. We recognized rental income from RMR for leased office space of $303, $190 and $163 for the years ended December 31, 2022, 2021 and 2020, respectively. Our office space leases with RMR are terminable by RMR if our management agreements with RMR are terminated.

Share Awards to RMR Employees. As described in Note 5, we award shares to our officers and other employees of RMR annually. Generally, one fifth of these awards vest on the grant date and one fifth vests on each of the next four anniversaries of the grant dates. In certain instances, we may accelerate the vesting of an award, such as in connection with the award holder's retirement as an officer of us or an officer or employee of RMR. These awards to RMR employees are in addition to the share awards to our Managing Trustees, as Trustee compensation, and the fees we paid to RMR. See Note 5 for information regarding our share awards and activity as well as certain share purchases we made in connection with share award recipients satisfying tax withholding obligation on vesting share awards.

Note 9. Indebtedness

At December 31, 2022 and 2021, our outstanding indebtedness consisted of the following:

		Principal Balance as of December 31,	
Floating Rate Debt	**Maturity**	**2022**	**2021**
Credit facility(1)(2)(3)	January 2024	$700,000	$800,000
Total floating rate debt		$700,000	$800,000

(1) In February 2022, we exercised our option to extend the maturity date of our credit facility by one year to January 2024.

(2) In January 2023, pursuant to the terms of our credit agreement, we repaid $113,627 in outstanding borrowings under our credit facility and the facility commitments were reduced to $586,373.

(3) In February 2023, we and our lenders amended our credit agreement to, among other things, extend the waiver of the fixed charge coverage ratio covenant through January 15, 2024 and reduce our credit facility commitments to $450,000 following our repayment of $136,373 in outstanding borrowings.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 9. Indebtedness (Continued)

			December 31, 2022		December 31, 2021	
Senior Unsecured Notes[(1)]	Coupon	Maturity	Face Amount	Unamortized Discount	Face Amount	Unamortized Discount
Senior unsecured notes	4.750%	May 2024	$ 250,000	105	$ 250,000	$ 184
Senior unsecured notes[(2)]	9.750%	June 2025	500,000	—	1,000,000	—
Senior unsecured notes	4.750%	February 2028	500,000	4,325	500,000	5,169
Senior unsecured notes[(2)]	4.375%	March 2031	500,000	—	500,000	—
Senior unsecured notes	5.625%	August 2042	350,000	—	350,000	—
Senior unsecured notes	6.250%	February 2046	250,000	—	250,000	—
Total senior unsecured notes			$2,350,000	$4,430	$2,850,000	$5,353

(1) As of December 31, 2022 and 2021, the unamortized net debt issuance costs on certain of these notes were $27,870 and $37,836, respectively.

(2) These notes are fully and unconditionally guaranteed, on a joint and several basis and on a senior unsecured basis, by all of our subsidiaries, except for certain excluded subsidiaries, including pledged subsidiaries under our credit agreement. The notes and the guarantees are effectively subordinated to all of our and the subsidiary guarantors' secured indebtedness, respectively, to the extent of the value of the collateral securing such secured indebtedness, and are structurally subordinated to all indebtedness and other liabilities and any preferred equity of any of our subsidiaries that do not guarantee the notes.

	Principal Balance as of December 31,				Number of Properties as Collateral	Net Book Value of Collateral as of December 31,	
Secured and Other Debt	2022[(1)]	2021[(1)]	Interest Rate	Maturity	At December 31, 2022	2022	2021
Mortgage note	$ —	$11,120	6.28%	July 2022	—	$ —	$ 23,525
Mortgage note	—	10,479	4.85%	October 2022	—	—	19,211
Mortgage note	—	15,456	5.75%	October 2022	—	—	19,099
Mortgage note	14,732	15,204	6.64%	June 2023	1	24,645	24,593
Mortgage note	9,997	10,240	4.44%	July 2043	1	13,234	13,387
Finance Leases	5,339	6,636	7.70%	April 2026	2	20,624	18,527
Total secured	$30,068	$69,135			4	$58,503	$118,342

(1) The principal balances are the amounts stated in the contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts. As of December 31, 2022 and 2021, the unamortized net premiums and debt issuance costs on certain of these mortgages were $(109) and $(578), respectively.

As of December 31, 2022, we had a $700,000 credit facility that was available for general business purposes. As of December 31, 2022, our credit facility required interest to be paid on borrowings at the annual rate of 6.9%, plus a facility fee of 30 basis points per annum on the total amount of lending commitments under the facility.

The weighted average annual interest rates for borrowings under our credit facility were 4.5%, 2.9% and 2.2% for the years ended December 31, 2022, 2021 and 2020, respectively. On March 31, 2021, we borrowed $800,000 under our credit facility as a precautionary measure to increase our cash position and

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 9. Indebtedness (Continued)

preserve financial flexibility in light of uncertainties related to the COVID-19 pandemic. As of December 31, 2022 and February 24, 2023, we were fully drawn under our credit facility.

In January 2021, we and our lenders amended the agreements governing our credit facility and our $200,000 term loan, or collectively, our credit and term loan agreements, in order to provide us with certain flexibility in light of uncertainties related to the COVID-19 pandemic. Pursuant to the amendments:

- certain of the financial covenants under our credit and term loan agreements, including covenants that require us to maintain certain financial ratios, were waived through June 2022;
- the credit facility commitments were reduced from $1,000,000 to $800,000, and as a result of the reduction in commitments, we recorded a loss on early extinguishment of debt of $563 for the year ended December 31, 2021;
- we pledged certain equity interests of subsidiaries owning properties to secure our obligations under our credit and term loan agreements and agreed to provide, and as of December 2022 had provided, first mortgage liens on 61 medical office and life science properties with an aggregate gross book value of real estate assets of $1,002,319 as of December 31, 2022 to secure our obligations, which pledges and/or mortgage liens may be removed or new ones may be added based on outstanding debt amounts, among other things;
- we had the ability to fund $250,000 of capital expenditures per year, which increased to $350,000 per year following the repayment of our term loan in February 2021, and are restricted in our ability to acquire real property as defined in our credit agreement;
- the interest rate premium over LIBOR under our credit facility and our previously existing $200,000 term loan increased by 30 basis points;
- certain financial covenants and restrictions on distributions to common shareholders, share repurchases, capital expenditures, acquiring additional properties and incurring additional indebtedness (in each case subject to various exceptions), and the minimum liquidity requirement of $200,000 remained in place through June 2022; and
- we are generally required to apply the net cash proceeds from the disposition of assets, capital markets transactions, and debt financings to the repayment of any amounts outstanding under our credit facility.

In September 2021, we and our lenders further amended our credit agreement. Among other things, the amendment set forth the mechanics for establishing a replacement benchmark rate under our credit agreement at such time as LIBOR would no longer be available to calculate interest payable on amounts outstanding thereunder.

In February 2022, we and our lenders further amended our credit agreement. Pursuant to the amendment:

- the waiver of the fixed charge coverage ratio covenant included in our credit agreement was extended through December 31, 2022;
- the facility commitments were reduced from $800,000 to $700,000 following our repayment of $100,000;
- we have the ability to fund $400,000 of capital expenditures per year and we are restricted in our ability to acquire real property as defined in our credit agreement;
- the interest rate premium under our credit facility increased by 15 basis points; and
- certain financial covenants and restrictions on distributions to common shareholders, share repurchases, capital expenditures, acquiring additional properties and incurring additional

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 9. Indebtedness (Continued)

indebtedness (in each case subject to various exceptions), and the minimum liquidity requirement of $200,000 remained in place through December 31, 2022.

In February 2022, we exercised our option to extend the maturity date of our credit facility by one year to January 2024. In January 2023, pursuant to the terms of our credit agreement, we repaid $113,627 in outstanding borrowings under our credit facility and the facility commitments were reduced to $586,373.

In February 2023, we and our lenders further amended our credit agreement. Pursuant to the amendment:

- the waiver of the fixed charge coverage ratio covenant has been extended through the maturity date of our credit facility in January 2024;
- the minimum liquidity requirement was decreased from $200,000 to $100,000;
- the facility commitments have been reduced from $586,373 to $450,000;
- the feature of our credit facility permitting us to repay and reborrow funds was eliminated;
- we continue to have the ability to fund $400,000 of capital expenditures per year and we are restricted in our ability to acquire real property as defined in the credit agreement;
- SOFR was established as the replacement benchmark rate in place of LIBOR to calculate interest payable on amounts outstanding under our credit facility, and the interest rate premium under our credit facility was increased by 40 basis points; and
- we are required to repay outstanding amounts under the credit facility with excess cash flow, and certain financial covenants and restrictions on distributions to common shareholders, share repurchases, capital expenditures, acquiring additional properties and incurring additional indebtedness (in each case subject to various exceptions) will remain in place through the maturity date of our credit facility.

In February 2021, we issued $500,000 aggregate principal amount of our 4.375% senior notes due 2031 in an underwritten public offering raising net proceeds of $491,357, after deducting estimated offering expenses and underwriters' discounts. These notes are guaranteed by all of our subsidiaries, except for certain excluded subsidiaries, including pledged subsidiaries under our credit agreement and require semi-annual interest payments through maturity. We used the net proceeds from this offering to prepay in full in February 2021 our $200,000 term loan which was scheduled to mature in September 2022. The weighted average interest rate under our $200,000 term loan was 2.9% for the period from January 1, 2021 to February 7, 2021 and 2.7% and 3.7% for the years ended December 31, 2020 and 2019, respectively. As a result of the prepayment of our $200,000 term loan, we recorded a loss on early extinguishment of debt of $1,477 for the year ended December 31, 2021. In June 2021, we used the remaining net proceeds from this offering and cash on hand to redeem all of our outstanding 6.75% senior notes due 2021 for a redemption price equal to the principal amount of $300,000 plus accrued and unpaid interest of $10,125, when these notes became redeemable with no prepayment premium. In connection with this redemption, we recorded a loss on early extinguishment of debt of $370 for the year ended December 31, 2021.

In April 2022, we prepaid a mortgage note secured by one of our medical office properties with an outstanding principal balance of approximately $10,934, a maturity date in July 2022 and an annual interest rate of 6.28%, using cash on hand.

In June 2022, we redeemed $500,000 of our outstanding 9.75% senior notes due 2025 for a redemption price equal to 104.875% of the $500,000 principal amount of the notes being redeemed plus accrued and unpaid interest of $1,083, using restricted cash on hand. As a result of this redemption, we recorded a loss on early extinguishment of debt of $29,576 for the year ended December 31, 2022.

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 9. Indebtedness (Continued)

In July 2022, we prepaid a mortgage note secured by two of our senior living communities with an outstanding principal balance of approximately $15,273, a maturity date in October 2022 and an annual interest rate of 5.75%, using cash on hand.

In October 2022, we repaid a mortgage note secured by one of our life science properties with an outstanding principal balance of approximately $10,287, a maturity date in October 2022 and an annual interest rate of 4.85%, using cash on hand.

Interest on our senior unsecured notes are payable either semi-annually or quarterly in arrears; however, no principal repayments are due until maturity. Required monthly payments on our mortgages include principal and interest. Payments under our finance leases are due monthly. We include amortization of finance lease assets in depreciation and amortization expense.

Our credit agreement and our senior unsecured notes indentures and their supplements provide for acceleration of payment of all amounts outstanding upon the occurrence and continuation of certain events of default, such as, in the case of our credit agreement, a change of control of us, as defined, which includes RMR ceasing to act as our business and property manager. Our senior unsecured notes indentures and their supplements and our credit agreement also contain covenants that restrict our ability to incur debts, including debts secured by mortgages on our properties, in excess of calculated amounts and require us to maintain various financial ratios, and our credit agreement contains covenants that restrict our ability to make distributions to our shareholders in certain circumstances. As of December 31, 2022, our ratio of consolidated income available for debt service to debt service was below the 1.5x incurrence requirement under our credit agreement and our public debt covenants as the effects of the slow recovery of our SHOP business from the COVID-19 pandemic, high inflation, rising interest rates, geopolitical risks and other economic, market and industry conditions continued to adversely impact our operations. We are unable to incur additional debt until this ratio is at or above 1.5x on a pro forma basis. As of December 31, 2022, we believe we were in compliance with all of the other covenants under our senior unsecured notes indentures and their supplements, our credit agreement and our other debt obligations, subject to the waivers described above. Although we have taken steps to enhance our ability to maintain sufficient liquidity, a protracted negative impact on the economy or the industries in which our properties and businesses operate resulting from high inflation, rising or sustained high interest rates, geopolitical risks or other economic, market or industry conditions, including downturns or recessions, may cause increased pressure on our ability to satisfy financial and other covenants. If our operating results and financial condition are significantly negatively impacted by the economic conditions or otherwise, we may fail to satisfy covenants and conditions under our credit agreement or fail to satisfy our public debt covenants. Further, if we believe we will not be able to satisfy our financial or other covenants, we expect that we would seek waivers or amendments prior to any covenant violation or seek other financing alternatives, which may lead to increased costs and interest rates, additional restrictive covenants or other lender protections. We cannot assure that we would be able to obtain these waivers or amendments or repay the related debt facilities when due, which may result in an event of default under the agreements governing our debt or the potential acceleration of our outstanding debt.

Required principal payments on our outstanding debt as of December 31, 2022, were as follows:

Year	Principal Payment
2023	$ 266,413
2024	701,834
2025	502,001
2026	904
2027	302
Thereafter	1,608,614[1]

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 9. Indebtedness (Continued)

(1) The carrying value of our total debt outstanding as of December 31, 2022, including unamortized debt issuance costs, premiums and discounts was $3,047,877.

Note 10. Fair Value of Assets and Liabilities

The following table presents certain of our assets that are measured at fair value at December 31, 2022 and 2021, categorized by the level of inputs as defined in the fair value hierarchy under GAAP, used in the valuation of each asset.

	As of December 31, 2022		As of December 31, 2021	
Description	**Carrying Amount**	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
Recurring Fair Value Measurements Assets:				
Investment in AlerisLife (Level 1)(1)	$ 5,880	$ 5,880	$ 31,540	$ 31,540
Investment in unconsolidated joint venture (Level 3)(2)	$104,697	$104,697	$215,127	$215,127
Investment in unconsolidated joint venture (Level 3)(3)	$ 50,780	$ 50,780	$ —	$ —

(1) Our 10,691,658 shares of common stock of AlerisLife are included in investments in equity securities in our consolidated balance sheets, and are reported at fair value, which is based upon quoted market prices on Nasdaq (Level 1 inputs). During the years ended December 31, 2022 and 2021, we recorded unrealized losses of $25,660 and $42,232, respectively, which are included in gains and losses on equity securities, net in our consolidated statements of comprehensive income (loss), to adjust the carrying value of our investment in AlerisLife common shares to their fair value. See Notes 2 and 8 for further information about our investment in AlerisLife.

(2) The 10% equity interest we own in the Seaport JV is included in investments in unconsolidated joint ventures in our consolidated balance sheet, and is reported at fair value, which is based on significant unobservable inputs (Level 3 inputs). The significant unobservable inputs used in the fair value analysis are a discount rate of 7.00%, an exit capitalization rate of 6.00%, a holding period of approximately 10 years and market rents. The assumptions made in the fair value analysis are based on the location, type and nature of the property, and current and anticipated market conditions, which are derived from appraisers. See Note 3 for further information regarding this joint venture.

(3) The 20% equity interest we own in the LSMD JV is included in investments in unconsolidated joint ventures in our consolidated balance sheet, and is reported at fair value, which is based on significant unobservable inputs (Level 3 inputs). The significant unobservable inputs used in the fair value analysis are discount rates of between 6.00% and 7.50%, exit capitalization rates of between 4.50% and 6.50%, holding periods of approximately 10 years and market rents. The assumptions we made in the fair value analysis are based on the location, type and nature of each property, and current and anticipated market conditions, which are derived from appraisers. See Note 3 for further information regarding this joint venture.

In addition to the assets described in the table above, our financial instruments at December 31, 2022 and December 31, 2021 included cash and cash equivalents, restricted cash, certain other assets, our credit facility, senior unsecured notes, secured debt and finance leases and certain other unsecured obligations and liabilities. The fair values of these financial instruments approximated their carrying values in our consolidated financial statements as of such dates, except as follows:

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 10. Fair Value of Assets and Liabilities (Continued)

	As of December 31, 2022		As of December 31, 2021	
Description	Carrying Amount(1)	Estimated Fair Value	Carrying Amount(1)	Estimated Fair Value
Senior unsecured notes, 4.750% coupon rate, due 2024	$ 249,628	$ 211,250	$ 249,348	$ 257,695
Senior unsecured notes, 9.750% coupon rate, due 2025	495,710	478,985	987,903	1,081,990
Senior unsecured notes, 4.750% coupon rate, due 2028	493,473	284,375	492,199	491,480
Senior unsecured notes, 4.375% coupon rate, due 2031	492,986	317,130	492,127	480,763
Senior unsecured notes, 5.625% coupon rate, due 2042	342,565	151,200	342,183	309,260
Senior unsecured notes, 6.250% coupon rate, due 2046	243,338	115,300	243,051	226,500
Secured debts(2)	30,177	28,275	69,713	71,963
	$2,347,877	$1,586,515	$2,876,524	$2,919,651

(1) Includes unamortized net debt issuance costs, premiums and discounts.

(2) We assumed certain of these secured debts in connection with our acquisition of certain properties. We recorded the assumed mortgage notes at estimated fair value on the date of acquisition and we are amortizing the fair value adjustments, if any, to interest expense over the respective terms of the mortgage notes to adjust interest expense to the estimated market interest rates as of the date of acquisition.

We estimated the fair value of our two issuances of senior unsecured notes due 2042 and 2046 based on the closing price on Nasdaq (Level 1 input) as of December 31, 2022 and 2021. We estimated the fair values of our four issuances of senior unsecured notes due 2024, 2025, 2028 and 2031 using an average of the bid and ask price on Nasdaq on or about December 31, 2022 and 2021 (Level 2 inputs as defined in the fair value hierarchy under GAAP). We estimated the fair values of our secured debts by using discounted cash flows analyses and currently prevailing market terms as of the measurement date (Level 3 inputs as defined in the fair value hierarchy under GAAP). Because Level 3 inputs are unobservable, our estimated fair values may differ materially from the actual fair values.

Note 11. Noncontrolling Interest

In March 2017, we entered into the Seaport JV. The investor owned a 45% equity interest in the joint venture, and we owned the remaining 55% equity interest in the joint venture. We determined that, while we owned a 55% equity interest in this joint venture, this joint venture was a VIE and that we controlled the activities that most significantly impacted the economic performance of this entity; we therefore consolidated the results of this joint venture in our financial statements. In December 2021, we sold an additional 35% equity interest in the Seaport JV to another third party institutional investor. After giving effect to the sale, we owned a 20% equity interest in this joint venture, but determined that we are no longer the primary beneficiary. Effective as of the date of the sale, we deconsolidated these properties and accounted for this joint venture using the equity method of accounting under the fair value option. In June 2022, we sold an additional 10% equity interest from our then remaining 20% equity interest in this joint venture to an existing joint venture investor and continue to account for this joint venture using the equity method of accounting under the fair value option. The portion of the joint venture's net income and comprehensive income not

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 11. Noncontrolling Interest (Continued)

attributable to us, or $5,411 and $5,146 for the years ended December 31, 2021 and 2020, respectively, is reported as a noncontrolling interest in our consolidated statements of comprehensive income (loss). This joint venture made aggregate cash distributions to the other joint venture investor of $22,348 and $22,292 for the years ended December 31, 2021 and 2020, respectively, which are reflected as a decrease in total equity attributable to noncontrolling interest in our consolidated statements of shareholders' equity.

Note 12. Segment Reporting

We operate in, and report financial information for, the following two segments: Office Portfolio and SHOP. We aggregate each of these two reporting segments based on their similar operating and economic characteristics. Our Office Portfolio segment consists of medical office properties leased to medical providers and other medical related businesses, as well as life science properties leased to biotech laboratories and other similar tenants. Our SHOP segment consists of managed senior living communities that provide short term and long term residential living and, in some instances, care and other services for residents where we pay fees to managers to operate the communities.

We also report "non-segment" operations, consisting of triple net leased senior living communities and wellness centers that are leased to third party operators from which we receive rents, which we do not consider to be sufficiently material to constitute a separate reporting segment, and any other income or expenses that are not attributable to a specific reporting segment.

	For the Year Ended December 31, 2022			
	Office Portfolio	SHOP	Non-Segment	Consolidated
Revenues:				
Rental income	$222,390	$ —	$ 38,350	$ 260,740
Residents fees and services	—	1,022,826	—	1,022,826
Total revenues	222,390	1,022,826	38,350	1,283,566
Expenses:				
Property operating expenses	94,299	1,014,100	671	1,109,070
Depreciation and amortization	76,007	151,930	11,343	239,280
General and administrative	—	—	26,435	26,435
Acquisition and certain other transaction related costs	—	—	2,605	2,605
Total expenses	170,306	1,166,030	41,054	1,377,390
Gain on sale of properties	321,040	822	—	321,862
Losses on equity securities, net	—	—	(25,660)	(25,660)
Interest and other income	—	4,327	11,602	15,929
Interest expense	(913)	(1,534)	(206,936)	(209,383)
Gain (loss) on modification or early extinguishment of debt	16	—	(30,059)	(30,043)
Income (loss) from continuing operations before income tax expense and equity in net earnings of investees	372,227	(139,589)	(253,757)	(21,119)
Income tax expense	—	—	(710)	(710)
Equity in net earnings of investees	6,055	—	—	6,055
Net income (loss)	$378,282	$ (139,589)	$(254,467)	$ (15,774)

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 12. Segment Reporting (Continued)

	As of December 31, 2022			
	Office Portfolio	SHOP	Non-Segment	Consolidated
Total assets	$1,967,244	$3,147,785	$887,064	$6,002,093

	For the Year Ended December 31, 2021			
	Office Portfolio	SHOP	Non-Segment	Consolidated
Revenues:				
Rental income	$367,597	$ —	$ 40,992	$ 408,589
Residents fees and services	—	974,623	—	974,623
Total revenues	367,597	974,623	40,992	1,383,212
Expenses:				
Property operating expenses	127,313	964,499	—	1,091,812
Depreciation and amortization	127,632	132,044	11,455	271,131
General and administrative	—	—	34,087	34,087
Acquisition and certain other transaction related costs	—	—	17,506	17,506
Impairment of assets	—	(174)	—	(174)
Total expenses	254,945	1,096,369	63,048	1,414,362
Gain on sale of properties	492,072	200	—	492,272
Losses on equity securities, net	—	—	(42,232)	(42,232)
Interest and other income	—	19,554	1,081	20,635
Interest expense	(23,477)	(2,089)	(230,193)	(255,759)
Loss on modification or early extinguishment of debt	—	—	(2,410)	(2,410)
Income (loss) from continuing operations before income tax expense	581,247	(104,081)	(295,810)	181,356
Income tax expense	—	—	(1,430)	(1,430)
Net income (loss)	581,247	(104,081)	(297,240)	179,926
Net income attributable to noncontrolling interest	(5,411)	—	—	(5,411)
Net income (loss) attributable to common shareholders	$575,836	$ (104,081)	$(297,240)	$ 174,515

	As of December 31, 2021			
	Office Portfolio	SHOP	Non-Segment	Consolidated
Total assets	$2,282,652	$2,995,819	$1,345,043	$6,623,514

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 12. Segment Reporting (Continued)

	For the Year Ended December 31, 2020			
	Office Portfolio	SHOP	Non-Segment	Consolidated
Revenues:				
Rental income	$383,365	$ —	$ 43,850	$ 427,215
Residents fees and services	—	1,204,811	—	1,204,811
Total revenues	383,365	1,204,811	43,850	1,632,026
Expenses:				
Property operating expenses	129,756	1,106,601	—	1,236,357
Depreciation and amortization	129,321	129,124	11,702	270,147
General and administrative	—	—	30,593	30,593
Acquisition and certain other transaction related costs	—	—	814	814
Impairment of assets	8,558	98,414	—	106,972
Total expenses	267,635	1,334,139	43,109	1,644,883
Gain (loss) on sale of properties	2,597	(627)	4,517	6,487
Gains on equity securities, net	—	—	34,106	34,106
Interest and other income	—	17,485	736	18,221
Interest expense	(24,188)	(2,223)	(175,072)	(201,483)
Gain on lease termination	—	—	22,896	22,896
Loss on modification or early extinguishment of debt	(401)	—	(26)	(427)
Income (loss) from continuing operations before income tax expense	93,738	(114,693)	(112,102)	(133,057)
Income tax expense	—	—	(1,250)	(1,250)
Net income (loss)	93,738	(114,693)	(113,352)	(134,307)
Net income attributable to noncontrolling interest	(5,146)	—	—	(5,146)
Net income (loss) attributable to common shareholders	$ 88,592	$ (114,693)	$(113,352)	$ (139,453)

	As of December 31, 2020			
	Office Portfolio	SHOP	Non-Segment	Consolidated
Total assets	$3,092,289	$2,912,570	$471,565	$6,476,424

(dollar amounts in thousands, except per share data or as otherwise stated)

Note 13. Income Taxes

Our provision for income taxes consists of the following:

	For the Year Ended December 31,		
	2022	2021	2020
Current:			
Federal	$ —	$ 200	$ —
State	710	1,230	1,250
	710	1,430	1,250
Deferred:			
Federal	—	—	—
State	—	—	—
	—	—	—
Income tax provision	$710	$1,430	$1,250

A reconciliation of our effective tax rate and the U.S. federal statutory income tax rate is as follows:

	For the Year Ended December 31,		
	2022	2021	2020
Taxes at statutory U.S. federal income tax rate	21.0%	21.0%	21.0%
Nontaxable income	(21.0)%	(21.0)%	(21.0)%
Federal excise tax	—%	0.1%	—%
State and local income taxes, net of federal tax benefit	(4.5)%	0.8%	(1.3)%
Effective tax rate	(4.5)%	0.9%	(1.3)%

Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in our consolidated balance sheets and the amounts used for income tax purposes and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Significant components of our deferred tax assets and liabilities were as follows:

	For the Year Ended December 31,	
	2022	2021
Deferred tax assets:		
Deferred income	$ 3,277	$ 2,132
Fair market value adjustment	6,556	1,577
Other	1,010	784
Tax loss carryforwards	60,188	25,829
	71,031	30,322
Valuation allowance	(71,031)	(30,322)
	—	—
Net deferred income taxes	$ —	$ —

Because of our TRSs' history of losses, we are not able to conclude that it is more likely than not we will realize the future benefit of our deferred tax assets; thus we have provided a 100% valuation allowance as of December 31, 2022 and 2021. If and when we believe it is more likely than not that we will recover our deferred tax assets, we will reverse the valuation allowance as an income tax benefit in our consolidated statements of comprehensive income (loss). As of December 31, 2022, our consolidated TRSs had net

Note 13. Income Taxes (Continued)

operating loss carry forwards for federal income tax purposes of approximately $239,065, which do not expire. As of December 31, 2022, we, excluding our subsidiaries, had net operating loss carry forwards for federal income tax purposes of approximately $209,786, which do not expire. In the normal course of business, income tax authorities in various income tax jurisdictions conduct routine audits of our income tax returns filed in prior years. Income tax years subsequent to 2018 may be open to examination in some of the income tax jurisdictions in which we operate.

Note 14. Weighted Average Common Shares (share amounts in thousands)

We calculate basic earnings per common share using the two class method. We calculate diluted earnings per share using the more dilutive of the two class method or the treasury stock method. Unvested share awards and other potentially dilutive common shares, together with the related impact on earnings, are considered when calculating diluted earnings per share. For purposes of calculating diluted earnings per share, we did not include 927 of unvested share awards for the year ended December 31, 2022 because to do so would have been antidilutive.

DHC Performance Chart

The graph below shows the cumulative total shareholder return on our common shares (assuming a $100 investment on December 31, 2017) for the past five years as compared with (a) the MSCI U.S. REIT/ Health Care REIT Index and (b) the Standard & Poor's 500 Index, or the S&P 500. The graph assumes reinvestment of all cash distributions.

Note: FactSet is the data source.



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CORPORATE INFORMATION

EXECUTIVE OFFICES
Diversified Healthcare Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634
(617) 796-8350
www.dhcreit.com

OFFICERS
Jennifer F. Francis
    President and Chief Executive Officer
Richard W. Siedel, Jr.
    Chief Financial Officer and Treasurer
Jennifer B. Clark
    Secretary

BOARD OF TRUSTEES
Lisa Harris Jones*+%
    Lead Independent Trustee;
    Founding Member of Harris Jones &
        Malone, LLC

Jeffrey P. Somers*+
    Independent Trustee;
    Of Counsel to Morse, Barnes-Brown &
        Pendleton, P.C.

Daniel F. LePage*
    Independent Trustee;
    Founder of DFL Capital LLC

John L. Harrington*%
    Independent Trustee;
    Chairman of the Yawkey Foundation

David A. Pierce*+
    Independent Trustee;
    Consultant and Advisor

Jennifer F. Francis
    Managing Trustee;
    President and Chief Executive Officer of
        Diversified Healthcare Trust

Adam D. Portnoy
    Chair of the Board and Managing Trustee;
    President and Chief Executive Officer of
        The RMR Group LLC

INTERNAL AUDIT
Vern D. Larkin
    Director of Internal Audit

INVESTOR RELATIONS
TBD
    Director, Investor Relations

MANAGER
The RMR Group LLC
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

**INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR
Equiniti Trust Company
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120-4100
(855) 235-0843
www.shareowneronline.com

SENIOR NOTES TRUSTEE AND REGISTRAR
U.S. Bank Trust Company, National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING
Our annual meeting of shareholders will be virtually on Monday, June 5, 2023 at 9:30 a.m.

AVAILABLE INFORMATION
A copy of our 2022 Annual Report on Form 10-K, including the financial statements and schedule (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.dhcreit.com.

*   *Members of the Audit Committee.*

+   *Members of the Compensation Committee.*

%   *Members of the Nominating and Governance Committee.*



Diversified Healthcare Trust

Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634
(617) 796-8350
www.dhcreit.com